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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: September 2005 Commission File Number: 000-24980
KENSINGTON RESOURCES LTD.
(Translation of registrant’s name into English)
Suite 2100, 650 W. Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑               Form 40-F. ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐               No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________
SEC 1815 (09-05) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PROPOSED ARRANGEMENT
INVOLVING
KENSINGTON RESOURCES LTD.
AND
SHORE GOLD INC.
NOTICE OF SPECIAL MEETING
AND
MANAGEMENT PROXY CIRCULAR

September 22, 2005

September 22, 2005
Dear Kensington Securityholder:
      You are invited to attend a Special Meeting (the “Meeting”) of the holders of common shares (“Kensington Shares”), options, warrants and broker warrants of Kensington Resources Ltd. (“Kensington”) to be held at Crystal Ballroom B and C, Pan Pacific Vancouver Hotel, 300 — 999 Canada Place, Vancouver, British Columbia on October 21, 2005 commencing at 9:00 a.m. (local time in Vancouver).
      At the Meeting, you will be asked to consider and vote upon a proposed arrangement (the “Arrangement”) under which Shore Gold Inc. (“Shore Gold”) will acquire all of the issued and outstanding Kensington Shares in consideration of the issuance of 0.64 common shares of Shore Gold (the “Shore Gold Shares”) for each Kensington Share acquired. In connection with the completion of the Arrangement, Kensington will amalgamate with a wholly-owned subsidiary of Shore Gold, all outstanding options to acquire Kensington Shares which have not been exercised prior to the Effective Time will be transferred to Shore Gold and holders will receive options to purchase Shore Gold Shares under Shore Gold’s stock option plan and all warrants to acquire Kensington Shares will be transferred to Shore Gold and holders will receive warrants to acquire Shore Gold Shares. All broker warrants of Kensington will, in accordance with their terms, entitle their holders to purchase securities of Shore Gold. Upon completion of the Arrangement, Kensington will be a wholly-owned subsidiary of Shore Gold.
      The directors of Kensington believe that the combination with Shore Gold will create a leading Canadian diamond exploration company. Kensington securityholders will gain exposure to the potential for the near-term development of a diamond mine at Shore Gold’s Star Kimberlite project, they will continue to participate in the aggressive development of Kensington’s Fort à la Corne joint venture diamond project and they will realize an immediate premium to Kensington’s pre-announcement share price.
      After taking into consideration, among other things, the recommendation of a special committee of independent directors of Kensington that reviewed the Arrangement and the fairness opinion of BMO Nesbitt Burns Inc., financial advisors to the special committee, the board of directors of Kensington has unanimously concluded that the Arrangement is fair to, and in the best interests of, Kensington and its securityholders and has approved the Arrangement and authorized its submission to Kensington’s securityholders and to court for approval. Accordingly, the board of directors of Kensington unanimously recommends that Kensington’s securityholders vote in favour of the Arrangement.
      In order to become effective, the Arrangement must be approved by at least 66 2/3% of the votes cast at the Meeting by the holders of Kensington Shares, options, warrants and broker warrants voting together as a single class.
      The attached Notice of Meeting and Management Proxy Circular contain a detailed description of the Arrangement and include certain other information to assist you in considering the matters to be voted upon. You are urged to read this material carefully and, if you require assistance, to consult your financial or other professional advisors. All of the directors of Kensington, who hold in the aggregate approximately 3.8% of the outstanding Kensington Shares (on a fully diluted basis), have entered into agreements with Shore Gold under which they have agreed to support the Arrangement by, among other things, voting their securities of Kensington in favour of the Arrangement at the Meeting. As explained more fully in the attached Management Proxy Circular, in addition to approval by Kensington’s securityholders, completion of the Arrangement is subject to certain conditions and receipt of all applicable regulatory approvals, including court approval.

      If you are unable to be present at the Meeting in person we encourage you to vote by completing the enclosed form of proxy or voting instruction form. Your vote is important regardless of the number of securities you own. You should specify your choice by marking the box on the enclosed form of proxy or voting instruction form and by dating, signing and returning your proxy in the appropriate return envelope addressed to Computershare Investor Services Inc. to be received before 12:00 noon (local time in Toronto) on October 19, 2005. Please do this as soon as possible. Voting by proxy will not prevent you from voting in person if you attend the Meeting, but will ensure that your vote will be counted if you are unable to attend.
      A Letter of Transmittal for use by registered holders of Kensington Shares is enclosed with the Circular. Registered holders of Kensington Shares will not receive certificates for the securities of Shore Gold they are entitled to under the Arrangement until they return a properly completed Letter of Transmittal, together with the certificates for their shares and any other required documentation in the appropriate enclosed return envelope addressed to the depositary, Valiant Trust Company. The Letter of Transmittal contains other procedural information related to the Arrangement and should be reviewed carefully. Holders of options or warrants of Kensington are not required to deposit certificates representing their options or warrants. After the Arrangement becomes effective, Shore Gold will provide documentation to each former holder of Kensington options or warrants representing the options or warrants to purchase Shore Gold Shares to which such person is entitled under the Arrangement.
      If you hold your Kensington Shares through a broker or other person please contact that broker or other person for instructions.
      The combination of Kensington and Shore Gold presents a wonderful opportunity for all stakeholders at Fort à la Corne and with board and management participation in the combined Kensington and Shore Gold, Kensington’s people will be an integral part of the Shore Gold organization going forward. We hope you will be able to attend the Meeting.
Sincerely,
KENSINGTON RESOURCES LTD.
(Signed) Robert A. McCallum
Robert A. McCallum
President & Chief Executive Officer

i

ii

NOTICE OF MEETING OF HOLDERS OF
COMMON SHARES, OPTIONS, WARRANTS AND BROKER WARRANTS
NOTICE IS HEREBY GIVEN that a Special Meeting (the “Meeting”) of the holders (the “Kensington Securityholders”) of common shares, options, warrants and broker warrants of Kensington Resources Ltd. (“Kensington”) will be held at Crystal Ballroom B and C, Pan Pacific Vancouver Hotel, 300 — 999 Canada Place, Vancouver, British Columbia on October 21, 2005 at 9:00 a.m. (local time in Vancouver) for the following purposes:

(a)	to consider and, if deemed advisable, to pass, with or without amendment, a special resolution (the “Arrangement Resolution”) approving the arrangement (the “Arrangement”) under section 195 of the Business Corporations Act (Yukon Territory) (the “Act”) involving Kensington, the Kensington Securityholders and Shore Gold Inc.; and

(b)	to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.
      The accompanying Management Proxy Circular contains the full text of the Arrangement Resolution and provides additional information relating to the subject matter of the Meeting, including the Arrangement.
      Registered Kensington Securityholders who are unable to attend the Meeting in person are requested to sign, date and return the enclosed form of proxy in the appropriate return envelope addressed to Computershare Investor Services Inc. In order to be valid for use at the Meeting, proxies returned by mail must be received by Computershare Investor Services Inc. by 12:00 noon (local time in Toronto) on October 19, 2005 or, if the Meeting is adjourned or postponed, on the Business Day prior to the date to which the Meeting has been adjourned or postponed. Proxies may also be delivered by hand to Computershare Investor Services Inc.:

(a)	at its Toronto office at 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 not later than 12:00 noon (local time in Toronto) on October 19, 2005 or, if the Meeting is adjourned or postponed, on the Business Day preceding the date to which the Meeting is adjourned or postponed; and

(b)	at its Vancouver office at 3rd Floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9 not later than 9:00 a.m. (local time in Vancouver) on October 19, 2005 or, if the Meeting is adjourned or postponed, on the Business Day preceding the date to which the Meeting is adjourned or postponed.
      Take notice that, pursuant to the order of the Supreme Court of the Yukon Territory dated September 20, 2005, if you are a registered holder of common shares, warrants or broker warrants of Kensington or if you are a holder of options of Kensington, you may deliver a notice of dissent with respect to the Arrangement Resolution to Kensington at the Meeting, or before the Meeting c/o McCullough O’Connor Irwin LLP, 1100 — 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4, Attention: Gillian Case or to Kensington’s registered office at 3081 Third Avenue, Whitehorse, Yukon Territory, Y1A 4Z7. As a result of delivering a notice of dissent you may require Shore Gold Inc. to purchase all of your securities of Kensington in respect of which the notice of dissent was given at a price equal to the fair value of such securities, determined in accordance with the Act.
      DATED at Vancouver, British Columbia this 22nd day of September, 2005.
BY ORDER OF THE BOARD OF DIRECTORS
OF KENSINGTON RESOURCES LTD.

(Signed) Robert A. McCallum
Robert A. McCallum
President & Chief Executive Officer

(This page intentionally left blank)

NOTICE TO UNITED STATES SECURITYHOLDERS
      This solicitation of proxies is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”) by virtue of an exemption applicable to proxy solicitations by foreign private issuers as defined in Rule 3b-4 under the U.S. Exchange Act. Accordingly, such solicitation is made in the United States with respect to securities of a Canadian foreign private issuer in accordance with Canadian corporate and securities laws and the Circular has been prepared in accordance with disclosure requirements applicable in Canada. Kensington Securityholders in the United States should be aware that such requirements are different from those of the United States applicable to registration statements under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and proxy statements under the U.S. Exchange Act. For example, information concerning the properties and operations of Kensington and Shore Gold have been prepared in accordance with Canadian disclosure standards, and may not be comparable to similar information for United States companies.
      The securities of Shore Gold being issued under the Arrangement are being issued in reliance on the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof on the basis of the approval of the Court which will consider, among other things, the fairness of the Arrangement to Kensington Securityholders. The securities of Shore Gold issuable in connection with the Arrangement have not been approved or disapproved by the Securities and Exchange Commission (the “SEC”) or securities regulatory authorities in any state, nor has the SEC or the securities regulatory authorities of any state passed on the adequacy or accuracy of this Circular. Any representation to the contrary is a criminal offence.
      The historical financial information for Kensington and Shore Gold and the pro forma financial information of Shore Gold included or incorporated by reference in this Circular are presented in Canadian dollars and have been prepared in accordance with Canadian generally accepted accounting principles, which differ from United States generally accepted accounting principles, and thus such information may not be comparable to financial statements or pro forma financial information of U.S. companies.
      Kensington Securityholders should be aware that the acquisition of securities of Shore Gold described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “United States Federal Income Tax Considerations”.
      Enforcement by shareholders of civil liabilities under the United States securities laws may be affected adversely by the fact that each of Kensington and Shore Gold is organized under the laws of a jurisdiction other than the United States, that certain of the officers and directors of Kensington and Shore Gold are residents of a country other than the United States, that some of the experts named in the Circular are residents of Canada and that a substantial portion of the assets of each of Kensington and Shore Gold and such persons are located outside of the United States.
      Kensington is subject to the reporting requirements of the U.S. Exchange Act and is required to file periodic reports with the SEC. Shore Gold and Kensington anticipate that, upon completion of the Arrangement, Shore Gold will succeed to Kensington’s reporting requirements in the United States and commence filing periodic reports with the SEC. See “Regulatory Matters — U.S. Securities Matters”. SEC filings are available electronically at no charge on the SEC’s website at www.sec.gov.
FORWARD-LOOKING STATEMENTS
      This Circular contains forward-looking statements that are based on beliefs of the management of Kensington and Shore Gold as well as assumptions made by and information currently available to Kensington or Shore Gold. When used in this Circular, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “plan”, “predict”, “may”, “should”, “will”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such statements reflect the current views of Kensington or Shore Gold with respect to future events based on currently available information and are subject to risks and uncertainties that could cause actual results to differ materially from those contemplated in those forward-looking statements. The forward-looking statements contained in this Circular speak only as of the date hereof. Kensington and Shore

Gold do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.
EXCHANGE RATE INFORMATION
      All dollar amounts set forth in this Management Proxy Circular are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the rates of exchange for Canadian dollars, expressed in United States dollars, in effect at the end of each of the periods indicated; (ii) the average of exchange rates in effect on the last day of each month during such periods; and (iii) the high and low exchange rates during each such period, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York.

		Year Ended December 31,
	6 Months Ended
	June 30, 2005	2004	2003	2002

Rate at end of period	$0.8141	$0.8310	$0.7738	$0.6329
Average rate during period	0.8093	0.7719	0.7205	0.6368
High	0.8346	0.8493	0.7738	0.6612
Low	0.7872	0.7158	0.6350	0.6209
      The noon buying rate on September 21, 2005 was CDN$1.00 = US$0.8560.

SUMMARY
      This summary is qualified in its entirety by the more detailed information appearing elsewhere in the Notice of Meeting and this Circular, including the Appendices which are incorporated into and form part of this Circular. Terms with initial capital letters in this Summary are defined in the Glossary of Terms beginning on page 13. Technical terms and abbreviations are defined in the Glossary of Technical Terms on page 18.
The Combination
      Kensington and Shore Gold have agreed, subject to the satisfaction of certain conditions, to a combination of their businesses to create a combined mineral resources company which will have a greater interest in and development potential for one of the world’s largest diamond-bearing kimberlite fields at Fort à la Corne, Saskatchewan.
      The combined Kensington and Shore Gold will have a 100% interest in the Star Kimberlite which is estimated to contain over 240 million tonnes of kimberlite grading 15.7 cpht and Kensington’s 42.245% interest, through the FALC-JV, in 63 kimberlite bodies which are estimated to contain over 369 million tonnes of kimberlite with 35 million carats identified to date.
Benefits of the Combination
      The Kensington Board believes that the Kensington Securityholders will benefit as a result of becoming securityholders of the combined Kensington and Shore Gold due to the following factors, among others:

•	Premium to Trading Price — The exchange ratio of 0.64 of a Shore Gold Share for each Kensington Share implies a premium of 36% based on the respective 30-day average closing share prices of Shore Gold and Kensington prior to August 14, 2005.

•	Complementary Prospects — The combination of Shore Gold’s 100% interest in the Star Kimberlite and Kensington’s 42.245% interest in the adjacent FALC Project will bring together interests in one of the world’s largest diamond-bearing kimberlite fields with demonstrated macrodiamond and large stone potential.

•	Strong Financial Position — The combined Kensington and Shore Gold will have a cash position of approximately $175 million ($220 million fully diluted), with no debt, to aggressively pursue its exploration and development plans.

•	Enhanced Presence — The combined Kensington and Shore Gold is expected to be a leading Canadian diamond exploration company, with enhanced profile both domestically and internationally.

•	Synergy Potential — There is the potential for significant development synergies and operational economies of scale.

•	Access to Capital — The combined Kensington and Shore Gold is expected to have a market capitalization of over $900 million (based on the closing price of Shore Gold Shares on September 21, 2005), increased trading liquidity, and a larger, more diverse shareholder base, all of which are expected to provide it with better access to capital.

•	Support from Strategic Partners — The combined Kensington and Shore Gold’s FALC-JV interest will continue to benefit from the expertise, resources and technical skills of De Beers, the global leader in the diamond industry. Newmont Mining Corp., a significant shareholder of Shore Gold, is highly supportive of the Arrangement and has confirmed its desire to maintain a 9.9% interest in the combined Kensington and Shore Gold.

•	Strength of Management — Mr. Kenneth MacNeill will continue to be the President and Chief Executive Officer of Shore Gold following the Arrangement and will lead an integrated management team. Mr. James R. Rothwell (the Chairman of the Kensington Board and former President of BHP Diamonds Inc.), will be non-executive Chairman of the combined board of directors.

Date, Place and Purpose of Meeting
      The Meeting will be held at Crystal Ballroom B and C, Pan Pacific Vancouver Hotel, 300 — 999 Canada Place, Vancouver, British Columbia on October 21, 2005 at 9:00 a.m. (local time in Vancouver) to consider the Arrangement under which Kensington will become a wholly-owned subsidiary of Shore Gold and, if thought advisable, to approve the Arrangement by passing the Arrangement Resolution.
Recommendation of the Kensington Board
      The Kensington Board, after taking into consideration, among other things, the recommendation of the Special Committee and the fairness opinion of BMO Nesbitt Burns, has unanimously concluded that the Arrangement is fair to, and in the best interests of, Kensington and the Kensington Securityholders and has authorized submission of the Arrangement to the Kensington Securityholders and to the Court for approval. The Kensington Board unanimously recommends that the Kensington Securityholders vote in favour of the Arrangement.
The Combination Agreement
The Arrangement
      The Arrangement provides for the acquisition by Shore Gold of all of the issued and outstanding Kensington Shares in consideration for the issuance of 0.64 Shore Gold Shares for each Kensington Share. Pursuant to the Arrangement, Kensington and Shore Gold Subco will amalgamate and the amalgamated corporation will be a wholly-owned subsidiary of Shore Gold.
      In addition, each outstanding Kensington Option will be transferred to Shore Gold and each holder will receive an option from Shore Gold to purchase that number of Shore Gold Shares determined by multiplying the number of Kensington Shares subject to each such Kensington Option by 0.64 at an exercise price per Shore Gold Share equal to the exercise price per Kensington Share of each such Kensington Option divided by 0.64. Each such option will otherwise be governed by the terms of Shore Gold’s stock option plan. Each outstanding Kensington Warrant will be transferred to Shore Gold and each holder will receive a warrant from Shore Gold to purchase 0.64 Shore Gold Shares at a price per warrant equal to the exercise price under the Kensington Warrant. Each outstanding Kensington Broker Warrant will be changed in accordance with its terms to become a warrant from Shore Gold to purchase 0.64 Shore Gold Shares and one-half of a warrant, with each whole such warrant entitling the holder to purchase a further 0.64 Shore Gold Shares all at a price per warrant equal to the exercise price under the Kensington Broker Warrant.
      Kensington and Shore Gold have agreed to implement the Arrangement in accordance with the Combination Agreement and the Plan of Arrangement. As of the date of this Circular, Kensington has obtained the Interim Order providing for, among other things, the calling and holding of the Meeting. If the Arrangement Resolution is approved at the Meeting, Kensington will apply to the Court for the Final Order on October 28, 2005 or as soon as reasonably practicable thereafter. If the Final Order is obtained, subject to the satisfaction or waiver of any conditions contained in the Combination Agreement, the Arrangement will become effective in accordance with the Final Order.
Non Solicitation of Competing Proposals
      Kensington has agreed that it will not, directly or indirectly: (i) solicit, initiate, invite or knowingly encourage the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding an Acquisition Proposal; (iii) subject to the exercise by the Kensington Board of its fiduciary duties and compliance with the Combination Agreement, withdraw or modify in a manner adverse to Shore Gold the approval of the Kensington Board of the transactions contemplated by the Combination Agreement; (iv) approve or recommend any Acquisition Proposal; or (v) enter into any agreement, arrangement or understanding related to an Acquisition Proposal. The foregoing does not prevent the Kensington Board from responding to a Superior Proposal in the manner set out in the Combination Agreement.
      If Kensington receives a request for material non-public information from a person who has made an unsolicited bona fide Acquisition Proposal in respect of Kensington and the Kensington Board is permitted under the Combination Agreement to negotiate the terms of such Acquisition Proposal, the Kensington Board may, subject to the execution of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement, provide such person with access to information regarding Kensington.
Notice by Kensington of a Superior Proposal Determination
      Kensington has agreed that it will not accept, approve, recommend or enter into any agreement, understanding or arrangement with respect to a Superior Proposal unless: (i) it has provided Shore Gold with a copy of the Superior Proposal document; (ii) four Business Days have elapsed from the later of the date Shore Gold received notice advising it that the Kensington Board has resolved to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, and the date Shore Gold received a copy of such Superior Proposal; and (iii) Kensington has previously or concurrently (A) paid the break fee, if any, payable under the Combination Agreement as discussed in this summary under the heading “Termination” and (B) terminated the Combination Agreement.
      Kensington has agreed that during such four Business Day period, Shore Gold may, but is not obligated to, offer to amend the terms of the Combination Agreement. The Kensington Board must review any offer by Shore Gold to amend the terms of the Combination Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Shore Gold’s offer (upon acceptance by Kensington) would result in such Superior Proposal ceasing to be a Superior Proposal. If the Kensington Board so determines, it will enter into an amended agreement with Shore Gold reflecting Shore Gold’s amended proposal. If the Kensington Board continues to believe, in good faith after consultation with its financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Shore Gold’s amended proposal, Kensington may terminate the Combination Agreement provided that, concurrently with such termination, Kensington pays to Shore Gold the break fee, if any, payable to Shore Gold under the Combination Agreement and concurrently enters into a definitive agreement with respect to such Superior Proposal.
Termination
      Each of Shore Gold or Kensington may terminate the Combination Agreement if any condition precedent to completion of the Arrangement in its favour has not been satisfied at or prior to the Termination Date other than as a result of a material default by it, subject in some cases to notice and a cure period (as described below under “Conditions to the Arrangement Becoming Effective”). In addition, the Combination Agreement may be terminated prior to the Effective Date:

(a)	by the mutual agreement of Kensington and Shore Gold;

(b)	by either Shore Gold or Kensington, if any Law is passed that makes consummation of the transactions contemplated by the Combination Agreement illegal or otherwise prohibited;

(c)	by Shore Gold if (i) the Kensington Board withdraws or changes in a manner adverse to Shore Gold its approval or recommendation of the Arrangement or the Arrangement Resolution or (ii) the Kensington Board approves or recommends an Acquisition Proposal;

(d)	by Kensington in order to enter into a definitive written agreement with respect to a Superior Proposal provided Kensington has complied with the non-solicitation provisions of the Combination Agreement, Shore Gold has been given the opportunity to match the Superior Proposal in accordance with the terms of the Combination Agreement, and any break fee required to be paid pursuant to the Combination Agreement is paid; or

(e)	by Shore Gold or Kensington if the Kensington Securityholders do not approve the Arrangement Resolution at the Meeting.
      If the Effective Date does not occur on or prior to January 31, 2006 or any later date as may be agreed to in writing by Kensington and Shore Gold, then the Combination Agreement will terminate.

Break Fee
      Kensington is required to pay to Shore Gold a break fee of $7 million upon the occurrence of any of the following events:

(a)	Shore Gold terminates the Combination Agreement as a result of: (i) the Kensington Board having withdrawn or modified or changed in a manner adverse to Shore Gold its approval or recommendation of the Arrangement or the Arrangement Resolution; or (ii) the Kensington Board having approved an Acquisition Proposal, unless at the time of such withdrawal or modification or change or recommendation of an Acquisition Proposal, a Specified Shore Gold Event has occurred and is continuing;

(b)	Kensington terminates the Combination Agreement in order to enter into a definitive agreement with respect to a Superior Proposal;

(c)	either Kensington or Shore Gold terminates the Combination Agreement in circumstances where the Arrangement Resolution has not received the required securityholder approval at the Meeting and: (i) a bona fide Acquisition Proposal has been publicly announced or made by any person other than Shore Gold prior to the Meeting and has not been withdrawn more than three Business Days prior to the Meeting; and (ii) an Acquisition Proposal is consummated after August 14, 2005 and prior to the expiration of 12 months following the date of the Kensington Meeting; or

(d)	Shore Gold terminates the Combination Agreement as a result of the material breach by Kensington of a covenant in the Combination Agreement which results in a condition precedent not being satisfied.
      Shore Gold is required to pay to Kensington a break fee of $7 million upon Kensington terminating the Combination Agreement as a result of a material breach by Shore Gold of a covenant in the Combination Agreement which results in a condition precedent not being satisfied.
Special Committee
      On September 27, 2004, the Kensington Board appointed a Special Committee comprised of Messrs. James R. Rothwell, Tony Pezzotti and William E. Stanley. Mr. William E. Zimmerman was appointed to the Special Committee on June 13, 2005 following his election to the Kensington Board on June 13, 2005. The Special Committee’s mandate included reviewing and negotiating the terms of a combination with Shore Gold and engaging financial, legal and other advisors for the purpose of assisting the Special Committee in assessing whether the Arrangement was fair to the Kensington Securityholders and in the best interests of Kensington as a whole, and to provide a recommendation to the Kensington Board with respect to the Arrangement. The Special Committee retained BMO Nesbitt Burns to provide financial advice and a fairness opinion. A copy of the fairness opinion of BMO Nesbitt Burns is attached as Appendix F to this Information Circular.
      After considering the BMO Nesbitt Burns fairness opinion, the advice provided by its legal and financial advisors and the other factors summarized in this Circular, including those summarized under “Benefits of the Combination” above, the Special Committee unanimously determined that the Arrangement is fair to the Kensington Securityholders and recommended that the Kensington Board authorize the submission of the Arrangement to the Court and the Kensington Securityholders for approval.
Conditions to the Arrangement Becoming Effective
      Completion of the Arrangement is subject to a number of conditions being fulfilled on or before the Effective Date, including the principal conditions described below.
Required Securityholder Approval
      In order to become effective, the Arrangement Resolution must be approved by at least 66 2/3% of the votes cast by the holders of Kensington Shares, Kensington Options, Kensington Warrants and Kensington Broker Warrants, voting together as a single class at the Meeting.

      To the best of the knowledge of the directors and officers of Kensington, on September 21, 2005, no person beneficially owned or exercised control or direction over Kensington Securities carrying more than 10% of the votes entitled to be cast by Kensington Securityholders at the Meeting.
      On September 21, 2005, the directors and officers of Kensington, as a group, beneficially owned or had voting control or direction over 932,224 Kensington Shares and 2,585,500 Kensington Options, resulting in their controlling an aggregate of approximately 3.8% of the total number of votes entitled to be cast at the Meeting.
Required Court Approval
      The Arrangement requires Court approval under the Act. Prior to the mailing of this Circular, Kensington obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters related to the Meeting. Following approval of the Arrangement Resolution by Kensington Securityholders at the Meeting, Kensington will make application to the Court for the Final Order at 9:00 a.m. (Whitehorse time) on October 28, 2005 at the Courthouse, 2134 Second Avenue, Whitehorse, Yukon Territory. The Notice of Application for the Final Order is set forth in Appendix D to this Circular. Kensington’s Yukon counsel has advised that, in deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Arrangement to Kensington Securityholders.
      The authority of the Court is very broad under the Act. The Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness to the holders of the Kensington Securities of the Arrangement in its entirety. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court considers fit. The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement will form the basis for an exemption from registration of the Shore Gold securities to be issued pursuant to the Arrangement under the U.S. Securities Act pursuant to Section 3(a)(10) thereof.
Other Conditions to Closing
      The Combination Agreement also provides that the obligations of the parties to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, of certain conditions precedent, each of which may only be waived by the mutual consent of Kensington and Shore Gold. Those conditions include:

(a)	the Final Order must have been obtained in form and on terms satisfactory to each of Kensington and Shore Gold, acting reasonably;

(b)	there cannot be any court order or decree preventing the completion of the Arrangement; and

(c)	all governmental consents and approvals (including the Appropriate Regulatory Approvals) required to permit the completion of the Arrangement, which if not obtained would constitute a criminal offence or would have a Material Adverse Effect on Shore Gold or Kensington, must have been obtained on terms that will not have a Material Adverse Effect on either Shore Gold or Kensington.
      The Combination Agreement also provides that the obligation of Kensington to complete the Arrangement is subject to the satisfaction or waiver of certain additional conditions precedent, including a condition that, during the Pre-Effective Date Period, there is no Material Adverse Change to Shore Gold. Similarly, it provides that the obligation of Shore Gold to complete the Arrangement is subject to the satisfaction or waiver of certain additional conditions precedent, including a condition that, during the Pre-Effective Date Period, there is no Material Adverse Change to Kensington.
      Shore Gold and Kensington must each give prompt notice to the other of any event that is likely to result in the failure to satisfy in any material respect any condition precedent to completion of the Arrangement. The relevant party then has at least 30 days to try to remedy that event (if it is capable of being remedied) before the Combination Agreement can be terminated as a result of that event.

Effective Date
      The Combination Agreement provides that the Effective Date shall be as soon as practicable following satisfaction or waiver of each of the conditions precedent in the Combination Agreement and the completion of all steps required by the Plan of Arrangement to be completed prior to the Effective Date. As at the date hereof, it is expected that the Effective Date of the Arrangement will be before October 31, 2005.
Dissent Rights
      The Interim Order provides that each Registered Securityholder and each holder of Kensington Options will have the right to dissent and to have his or her Kensington Securities purchased by Shore Gold in exchange for a cash payment from Shore Gold equal to the fair value of his or her Kensington Securities as of the close of business on the last Business Day before the day on which the resolution from which he or she dissented was adopted. In order to validly dissent, any such holder must not vote any of his or her Kensington Securities in favour of the Arrangement Resolution, must provide Kensington with written objection to the Arrangement at or before the Meeting, and must otherwise comply with the Dissent Procedures provided under the Interim Order. See “Dissent Rights”.
Canadian Federal Income Tax Considerations
Residents of Canada
      Generally, a Kensington Shareholder or a holder of Kensington Warrants who is resident in Canada for the purposes of the Tax Act, who deals at arm’s length with Shore Gold, who holds Kensington Shares or Kensington Warrants as capital property and who exchanges Kensington Shares or Kensington Warrants for securities of Shore Gold under the Arrangement will not recognize a capital gain or capital loss as a result of such exchange. A Kensington Shareholder or a holder of Kensington Warrants will be deemed to have acquired the Shore Gold Shares, or warrants of Shore Gold, received in exchange therefor at a cost equal to the holder’s adjusted cost base in respect of such Kensington Securities. Generally, a holder of Kensington Options who received such options in respect of, or in the course of, or by virtue of, employment with Kensington and who deals at arm’s length with Kensington and Shore Gold and who exchanges Kensington Options for options to acquire Shore Gold Shares will not be considered to have disposed of the Kensington Options, provided certain conditions are met.
Non-Residents of Canada
      Generally, a Kensington Shareholder who is not resident in Canada for the purposes of the Tax Act will be subject to the same tax consequences under the Tax Act as described above under “Residents of Canada”.
      The foregoing paragraphs are a brief summary of Canadian federal income tax consequences only. Kensington Securityholders should read carefully the information in the Circular under “Canadian Federal Income Tax Considerations” which qualifies the summary set forth above. Kensington Securityholders are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.
United States Federal Income Tax Considerations
      Whether the Arrangement will qualify as a Reorganization will depend on the resolution of factual issues, some of which may not be known until the effective time of the Arrangement, and the application of complicated U.S. federal income tax laws. Based on currently available information, and subject to the favorable resolution of certain factual issues, Shore Gold and Kensington presently anticipate that they each will treat the Arrangement as a Reorganization. The Arrangement is also subject to certain rules under Section 367 of the Code and under the passive foreign investment company rules.
      The foregoing paragraph presents a brief summary of U.S. federal income tax considerations only. Tax matters, in particular the treatment of U.S. Holders in a passive foreign investment company, can be very complicated. U.S. Holders (as defined under “United States Federal Income Tax Considerations” in the Circular) of Kensington Shares should read carefully the information in the Circular under “United States Federal Income Tax Considerations” which qualifies the summary set forth above. U.S. Holders of Kensington Shares are urged to consult their own tax advisors to determine the particular tax consequences to them of the Arrangement.

Stock Exchange Listings
      The issued and outstanding Kensington Shares are listed and posted for trading on the TSX Venture Exchange under the trading symbol “KRT”. The Kensington Shares will be delisted from that exchange following the Effective Date. The closing price of the Kensington Shares on the TSX Venture Exchange on August 12, 2005, the last trading day prior to the public announcement of the Arrangement, was $2.40 per Kensington Share, and on the Record Date was $3.90 per Kensington Share. The average closing price of the Kensington Shares on the TSX Venture Exchange during the thirty trading days ending on August 12, 2005 was approximately $2.26 per Kensington Share.
      The issued and outstanding Shore Gold Shares are listed and posted for trading on the TSX under the trading symbol “SGF”. The closing price of the Shore Gold Shares on the TSX on August 12, 2005, the last trading day prior to the public announcement of the Arrangement, was $5.45 per Shore Gold Share, and on the Record Date was $6.12 per Shore Gold Share. The average closing price of the Shore Gold Shares on the TSX on the thirty trading days ending on August 12, 2005 was approximately $4.77 per Shore Gold Share. It is a condition precedent to the completion of the Arrangement that the Shore Gold Shares to be issued pursuant to the Arrangement are listed on the TSX.
      In addition, certain of the Kensington Warrants issued under the Kensington Warrant Indenture are listed and posted for trading on the TSX Venture Exchange under the trading symbol “KRT.WT”. The Kensington Warrants will be delisted from that exchange following the Effective Date. The closing price of the Kensington Warrants on the TSX Venture Exchange on the Record Date was $1.50 per Kensington Warrant. Pursuant to the Combination Agreement, Shore Gold has agreed to use its reasonable efforts to cause the listing on the TSX of the warrants of Shore Gold which will be issued in exchange for such Kensington Warrants on the Effective Date.
Return of Proxy
      This Circular is furnished in connection with the solicitation of proxies by the management of Kensington for use at the Meeting. If a Registered Securityholder or a holder of Kensington Options is unable to be present at the Meeting in person, he or she may vote by completing the applicable form of enclosed proxy. A Registered Securityholder or a holder of Kensington Options may appoint as proxyholder a person other than the directors of Kensington named in the accompanying forms of proxy by inserting the name of such other person, who need not be a Registered Securityholder or a holder of Kensington Options, in the blank space provided in the applicable form of proxy or by completing another proper form of proxy.
      If a Registered Securityholder or a holder of Kensington Options does not specify a choice by checking either of the boxes marked “For” or “Against”, the nominee named in the proxy will vote in favour of the Arrangement Resolution.
      In order for the proxy to be valid, a Registered Securityholder or a holder of Kensington Options must:

(a)	fill in the date, sign and print his or her name on the lines specified for such purpose at the bottom of the form of proxy; and

(b)	return the properly executed and completed proxy:

(i)	by mailing it in the appropriate enclosed return envelope addressed to Computershare Investor Services Inc. to be received prior to 12:00 noon. (local time in Toronto) on October 19, 2005; or

(ii)	by delivering it to the office of Computershare Investor Services Inc. in Toronto, Ontario, or Vancouver, British Columbia, at the address specified in the Notice of Meeting, prior to 9:00 a.m. (local time in Vancouver) on October 19, 2005.
      Please refer to the discussion under the heading “General Proxy Information” for further information with respect to proxies.
Deposit of Kensington Shares under Letter of Transmittal
      Registered holders of Kensington Shares may exchange their certificates representing Kensington Shares for certificates representing the Shore Gold Shares to which they are entitled under the Arrangement by properly completing and returning the enclosed Letter of Transmittal in accordance with the instructions contained therein, together with all other documents required thereby. Registered holders of Kensington Shares will not receive any certificates representing the Shore Gold Shares to which they are entitled on the Effective Date, or any time thereafter, unless they have deposited the certificates representing their Kensington Shares, together with the Letter of Transmittal properly completed and all other documents contemplated thereby.
      Holders of Kensington Options and Kensington Warrants are not required to deposit certificates representing such securities. After the Arrangement becomes effective, Shore will provide documentation to each former holder of Kensington Options or Kensington Warrants representing the options or warrants to purchase Shore Gold Shares to which such person is entitled under the Arrangement.
      The procedure for properly completing and returning a Letter of Transmittal is as follows:

(a)	fill in the details of the certificate(s) representing the Kensington Shares held by the Registered Securityholder on the table contained on page 1 of the Letter of Transmittal and enclose such certificate(s) with the Letter of Transmittal;

(b)	print or type the information required on page 3 of the Letter of Transmittal in connection with the provision of names and addresses in various circumstances;

(c)	date and properly sign the Letter of Transmittal on page 3 in accordance with the instructions set out in sections 3, 4 or 5 therein, as applicable;

(d)	if the holder is a U.S. resident or citizen, complete Block D on page 4 of the Letter of Transmittal; and

(e)	if a certificate representing Kensington Shares has been lost or destroyed, complete and enclose with the completed Letter of Transmittal a Lost Certificate Notice (which may be obtained from the Depositary), and deliver all such documents, as applicable, in the enclosed return envelope addressed to the Depositary.
      Please refer to the discussion under the heading “Deposit and Transmittal” for further information respecting the Letters of Transmittal.
Eligible Securityholders
      Each Registered Securityholder and each holder of Kensington Options at 4:00 p.m. (local time in Vancouver) on the Record Date of September 21, 2005 is entitled to attend the Meeting in person or by proxy and to cast one vote for each Kensington Share held by it on such date and one vote for each whole Kensington Share issuable on exercise of the Kensington Options, Kensington Warrants or Kensington Broker Warrants (not including Kensington Shares issuable on exercise of any Kensington Underlying Warrants not yet issued) held by it on such date. If Kensington Options, Kensington Warrants or Kensington Broker Warrants are exercised after the Record Date, the holder of such securities on the Record Date will be entitled to vote at the Meeting and no votes may be cast in respect of the securities issued upon exercise of such Kensington Options, Kensington Warrants or Kensington Broker Warrants.

GLOSSARY OF TERMS
      In this Management Proxy Circular and accompanying Notice of Meeting, unless there is something in the subject matter inconsistent therewith, the following terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders. Technical diamond exploration and mining terms are defined in the Glossary of Technical Terms.
      “Acquisition Proposal” means any offer or proposal, other than the Arrangement, for (i) the direct or indirect acquisition or distribution of Kensington Shares representing more than 25% of the number of Kensington Shares then outstanding; or (ii) any amalgamation, merger, sale of Kensington’s assets representing more than 25% of the book value of its assets (on a consolidated basis), take-over bid, plan of arrangement, exchange offer, issuer bid, dividend or distribution out of the ordinary course of business, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving Kensington or its assets.
      “Act” means the Business Corporations Act (Yukon Territory), as now in effect and as it may be amended, superseded or replaced from time to time, prior to the Effective Date.
      “Affiliate” has the meaning attributed to that term in the Act.
      “Amalgamated Kensington” means the corporation created under the Act by the amalgamation of Kensington and Shore Gold Subco pursuant to the Plan of Arrangement.
      “Amalgamation” means the amalgamation of Kensington and Shore Gold Subco pursuant to the Arrangement.
      “Appropriate Regulatory Approvals” means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a Law that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, regulatory agencies or self-regulatory organizations, as set out in Schedule A to the Combination Agreement.
      “Arrangement” means an arrangement under Section 195 of the Act on the terms and conditions set forth in the Combination Agreement and the Plan of Arrangement and any amendment or variation thereto made in accordance with the terms of the Combination Agreement, Article 5 of the Plan of Arrangement or made at the direction of the Court (with the consent of the parties, acting reasonably) in the Final Order.
      “Arrangement Resolution” means the special resolution of the Kensington Securityholders to approve the Arrangement in the form and content of Appendix A annexed hereto.
      “Articles of Arrangement” means the articles of arrangement of Kensington in respect of the Arrangement that are required by the Act to be sent to the Registrar after the Final Order is granted.
      “BMO Nesbitt Burns” means BMO Nesbitt Burns Inc.
      “Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in any of Calgary, Alberta, Saskatoon, Saskatchewan or Vancouver, British Columbia.
      “Cameco” means Cameco Corporation.
      “Circular” means, collectively, the Notice of Meeting and this Management Proxy Circular of Kensington, including all appendices hereto and all material incorporated by reference, sent to Kensington Securityholders in connection with the Meeting.
      “Claim” means any written claim or notice of any nature whatsoever, including any demand, dispute, notification of liability, notification of remediation work, order, obligation, debt, cause of action, action, suit, proceeding, litigation, arbitration, judgment, award or assessment.
      “Code” means the United States Internal Revenue Code of 1986, as amended.
      “Combination Agreement” means the amended and restated combination agreement made on September 19, 2005 and effective August 14, 2005 between Shore Gold and Kensington, as may be further amended from time to time.

      “Confidentiality Agreement” means the letter agreement dated as of August 5, 2005 between Kensington and Shore Gold relating to the confidentiality of negotiations and information and the exclusivity of negotiations.
      “Court” means the Supreme Court of the Yukon Territory.
      “De Beers” means De Beers Consolidated Mines Ltd. of South Africa.
      “De Beers Canada” means De Beers Canada Inc., a wholly-owned subsidiary of De Beers.
      “Depositary” means Valiant Trust Company at its offices specified in the Letter of Transmittal.
      “Dissent Procedures” means the dissent procedures described under the heading “Dissent Rights”.
      “Dissent Rights” means the rights of dissent in respect of the Arrangement described in Section 3.1 of the Plan of Arrangement.
      “Dissenting Securityholder” means a Registered Securityholder or holder of Kensington Options who complies with the Dissent Procedures.
      “Effective Date” means the date upon which a copy of the Final Order, together with the Articles of Arrangement, are accepted for filing by the Registrar under the Act giving effect to the Arrangement.
      “Effective Time” means 12:01 a.m. (Central Standard Time) on the Effective Date.
      “Fairness Opinion” means the opinion of BMO Nesbitt Burns dated August 14, 2005 respecting the Arrangement, a copy of which is attached as Appendix F to this Circular.
      “FALC-JV” refers to the unincorporated joint venture among Kensington, De Beers Canada, Cameco and UEM for the exploration and development of the Fort à la Corne Property in Saskatchewan.
      “FALC JVA” means the Fort à la Corne Joint Venture Agreement dated January 1, 1995 between Cameco, UEM, Monopros Limited (a predecessor to De Beers Canada) and Kensington.
      “FALC Project” means the Fort à la Corne diamond exploration and development project that is the subject of the FALC-JV.
      “Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of the parties, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of the parties, acting reasonably) on appeal.
      “GAAP” means Canadian generally accepted accounting principles from time to time and which meet the standards established by the Canadian Institute of Chartered Accountants.
      “Governmental Entity” means any (i) multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, including securities regulatory authorities, domestic or foreign, (ii) subdivision, agent, commission, board, or authority of any of the foregoing, or (iii) quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing including the TSX and the TSX Venture Exchange.
      “Interim Order” means the interim order of the Court in respect of the Arrangement dated September 20, 2005, a copy of which is attached hereto as Appendix C.
      “Kensington” means Kensington Resources Ltd., a company existing under the laws of the Yukon Territory.
      “Kensington Board” means the board of directors of Kensington.
      “Kensington Broker Warrants” means the outstanding broker warrants each of which entitles the holder thereof to acquire one Kensington Share and one-half of a warrant to purchase one Kensington Share (collectively, the “Kensington Underlying Warrants”) upon the valid exercise of such warrants in accordance with the terms thereof.

      “Kensington Disclosure Documents” means the following disclosure documents of Kensington:

(i)	annual report to Kensington Shareholders in respect of the fiscal year ended December 31, 2004 including the Kensington Financial Statements included therein;

(ii)	management information circular in respect of the annual general meeting of Kensington Shareholders held on June 13, 2005;

(iii)	interim unaudited financial statements for the periods ended March 31, 2005 and June 30, 2005; and

(iv)	material change reports (other than confidential material change reports) filed with any securities regulatory authority or issued by Kensington since January 1, 2005, which Kensington Disclosure Documents have been or will have been filed to the extent required by Securities Legislation.
      “Kensington Disclosure Letter” means the disclosure letter dated August 14, 2005 delivered by Kensington to Shore Gold.
      “Kensington Financial Statements” means the audited financial statements of Kensington in respect of the fiscal year ended December 31, 2004 forming part of the Kensington Disclosure Documents.
      “Kensington Options” means the rights (whether or not vested) to purchase Kensington Shares which are from time to time outstanding under the Kensington Stock Option Plan.
      “Kensington Securities” means Kensington Shares, Kensington Warrants, Kensington Broker Warrants and Kensington Options.
      “Kensington Securityholders” means the Registered Securityholders, the beneficial owners of Kensington Shares, Kensington Warrants and Kensington Broker Warrants and the holders of Kensington Options.
      “Kensington Shares” means the common shares in the capital of Kensington.
      “Kensington Shareholder” means a holder of Kensington Shares.
      “Kensington Stock Option Plan” means the stock option plan effective as of June 13, 2005 pursuant to which participants have been granted Kensington Options.
      “Kensington Underlying Warrants” has the meaning ascribed to such term in the definition of Kensington Broker Unit Warrants.
      “Kensington Warrants” means the outstanding warrants of Kensington, each of which entitles the holder thereof to acquire one Kensington Share upon the valid exercise of such warrant in accordance with the terms thereof, including the Kensington Underlying Warrants issued prior to the Effective Time upon the valid exercise of Kensington Broker Warrants.
      “Kensington Warrant Indenture” means the common share purchase warrant indenture between Kensington and Computershare Trust Company of Canada dated May 6, 2005 pursuant to which 4,999,999 Kensington Warrants were issued on May 6, 2005, 42,000 Kensington Underlying Warrants were issued on September 2, 2005, and an additional 258,000 Kensington Underlying Warrants are issuable.
      “Law” means all statutes, regulations, statutory rules, policies, orders, and terms and conditions of any grant of approval, permission, authority or license of any court, Governmental Entity, statutory body (including the TSX and the TSX Venture Exchange) or self-regulatory authority, and the term “applicable” with respect to such Law and in a context that refers to one or more persons, means that such Law applies to such person or persons or its or their business, undertaking, property or securities and emanates from a Governmental Entity, statutory body or regulatory authority having jurisdiction over the person or persons or its or their business, undertaking, property or securities.
      “Letter of Transmittal” means the letter of transmittal sent to registered holders of Kensington Shares with this Circular which, when duly completed and returned with the certificate or certificates for Kensington Shares and all other required documents, will enable the holder thereof to exchange such certificate or certificates for a certificate or certificates for Shore Gold Shares.

      “Material Adverse Change” when used in connection with Shore Gold or Kensington, means any change, event, occurrence or change in state of facts with respect to its condition (financial or otherwise), properties, assets, liabilities, obligations (whether absolute, accrued, conditional or otherwise), businesses, operations or results of operations or those of its Subsidiaries including any actual or threatened enforcement, civil or other proceedings by a Government Entity that is, or would reasonably be expected to be, material and adverse to the business, operations or financial condition of such party and its Subsidiaries taken as a whole, other than any change, event or occurrence (i) relating to the Canadian or United States economy or financial, currency exchange, securities or commodity markets in general, or in markets for diamonds on a current or forward basis, (ii) affecting the Canadian or United States diamond mining industry in general, other than where the effects of such change on the relevant party are materially disproportionate to the effects of such change on the other party or (iii) related to the Arrangement or the public announcement thereof or the trading prices of the Kensington Shares or the Shore Gold Shares immediately following or reasonably attributable to the announcement of the Arrangement.
      “Material Adverse Effect” means any effect that constitutes a Material Adverse Change.
      “Meeting” means the special meeting of the Kensington Securityholders (including any adjournment or postponement of that meeting) to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.
      “Misrepresentation” has the meaning attributed to that term as at August 14, 2005 in The Securities Act, 1988 (Saskatchewan).
      “Notice of Dissent” means a written objection to the Arrangement by a Registered Securityholder or holder of Kensington Options.
      “Notice of Meeting” means the notice to the Kensington Securityholders which accompanies this Circular.
      “Plan of Arrangement” means the plan of arrangement substantially in the form and content of Appendix B annexed hereto and any amendments or variations thereto made in accordance with Section 6.1 of the Combination Agreement, Article 5 of the Plan of Arrangement or made at the direction of the Court (with the consent of the parties, acting reasonably) in the Final Order.
      “Pre-Effective Date Period” means the period from and including August 14, 2005 to and including the Effective Time.
      “Record Date” means September 21, 2005.
      “Registered Securityholder” means a registered holder of Kensington Shares, Kensington Warrants or Kensington Broker Warrants.
      “Registrar” has the meaning attributed to that term in the Act.
      “Reorganization” means a tax-deferred reorganization under Section 368(a) of the Code.
      “SEC” means the Securities and Exchange Commission.
      “Securities Legislation” means The Securities Act, 1988 (Saskatchewan) and the equivalent Law in the other provinces of Canada and in the United States, and the published instruments and rules of any Governmental Entity administering those statutes, as well as the rules, regulations, by-laws and policies of the TSX and the TSX Venture Exchange.
      “Shore Gold” means Shore Gold Inc., a company existing under the federal laws of Canada.
      “Shore Gold Board” means the board of directors of Shore Gold.
      “Shore Gold Disclosure Documents” means the following disclosure documents of Shore Gold:

(i)	annual report to Shore Gold Shareholders in respect of the fiscal year ended December 31, 2004 including the Shore Gold Financial Statements contained therein;

(ii)	management information circular in respect of the annual general meeting of Shore Gold Shareholders held on June 28, 2005;

(iii)	interim unaudited financial statements for the periods ended March 31, 2005 and June 30, 2005;

(iv)	annual information form dated as of March 29, 2005; and

(v)	material change reports (other than confidential material change reports) filed with any securities regulatory authority or issued by Shore Gold since January 1, 2005, which Shore Gold Disclosure Documents have been or will have been filed to the extent required by Securities Legislation.
      “Shore Gold Disclosure Letter” means the disclosure letter dated August 14, 2005 delivered by Shore Gold to Kensington.
      “Shore Gold Financial Statements” means the audited financial statements of Shore Gold in respect of the fiscal year ended December 31, 2004 forming part of the Shore Gold Disclosure Documents.
      “Shore Gold Shareholders” means the holders of Shore Gold Shares.
      “Shore Gold Shares” means common shares in the capital of Shore Gold.
      “Shore Gold Subco” means 38802 Yukon Inc., a wholly-owned subsidiary of Shore Gold.
      “Special Committee” means the committee of independent directors of Kensington established by the Kensington Board.
      “Specified Shore Gold Event” means the occurrence of a Material Adverse Change with respect to Shore Gold, or: (i) a material breach of a representation or warranty given by Shore Gold under Section 3.2 of the Combination Agreement; or (ii) a material breach by Shore Gold of its obligations under the Combination Agreement, if by reason thereof, and taking into account Section 5.4 of the Combination Agreement, Kensington would be entitled to rely on the failure of a condition set forth in Sections 5.3(a) through 5.3(e), inclusive, of the Combination Agreement as a reason not to complete the Arrangement.
      “Star Kimberlite” means the diamond exploration and development project in the Fort à la Corne area of Saskatchewan that is wholly-owned by Shore Gold, as described under the heading “Information Relating to Shore Gold — Business”.
      “Subsidiary” has the meaning attributed to that term in the Act.
      “Superior Proposal” means a bona fide offer or proposal, other than the Arrangement, by any third person for:

(i)	the direct or indirect acquisition or distribution of Kensington Shares representing more than 50% of the number of Kensington Shares then outstanding; or

(ii)	any amalgamation, merger, sale of Kensington’s assets representing more than 50% of the book value of its assets (on a consolidated basis) (other than the sale of inventory in the ordinary course of business), take-over bid, plan of arrangement, exchange offer, issuer bid, dividend or distribution out of the ordinary course of business, recapitalization, liquidation or winding-up of, reverse take-over or other business combination or similar transaction involving Kensington or its assets, made in writing, that is not subject to any due diligence conditions more onerous to Kensington than the provisions of the Combination Agreement, that the Kensington Board determines in good faith, in consultation with its financial and legal advisors: (i) is reasonably capable of being completed, taking into account all legal, financial, regulatory and other aspects of such proposal and the party making such proposal; and (ii) would, if consummated in accordance with its terms, be more favourable to the Kensington Shareholders from a financial point of view than the Arrangement.
      “Support Agreements” means the agreements dated August 14, 2005 between Shore Gold and each of the directors of Kensington, respectively, in relation to the transactions contemplated in the Combination Agreement.
      “Tax Act” means the Income Tax Act (Canada), as amended.
      “Termination Date” means January 31, 2006 or any later date as may be agreed to in writing by Kensington and Shore Gold.

      “TSX” means the Toronto Stock Exchange.
      “UEM” means UEM Inc., a private corporation owned equally by Cameco and Cogema Resources Inc. and formerly named Uranerz Exploration and Mining Ltd.
      “U.S. Exchange Act” means the United States Securities Exchange Act of 1934, as amended.
      “U.S. Securities Act” means the United States Securities Act of 1933, as amended.
GLOSSARY OF TECHNICAL TERMS
      In this Management Proxy Circular, unless there is something in the subject matter inconsistent therewith, the following technical terms shall have the respective meanings set out below, words importing the singular number shall include the plural and vice versa and words importing any gender shall include all genders.
      “cpht” is an abbreviation for carats per hundred tonnes.
      “ct.” is an abbreviation for carat.
      “caustic dissolution” refers to the process which efficiently produces a concentrate from which diamonds can readily be extracted during microscopic examination. The process uses diamond’s property of high resistance to caustic soda (NaOH). Use of this method eliminates diamond size reduction and losses that often occur during extraction procedures that rely on crushing and attrition milling. Very few minerals survive the harsh attack by caustic soda, therefore weight reductions commonly exceed 99% of the initial sample weight.
      “ground magnetic survey” magnetic methods detect rocks or mineral concentrations possessing anomalous magnetic properties by recording static fluctuations in the Earth’s magnetic field; ground magnetic surveys are conducted in the field by a one or two man team carrying appropriate instrumentation in order to measure magnetic anomalies with enhanced resolution.
      “GSC” is an abbreviation for the Geological Survey of Canada.
      “ha” is an abbreviation for hectares.
      “HQ” is a designation for one of several standard diameters of core drilling typically used in mineral exploration; HQ refers to core that has a 2.5 inches (63.5 mm) diameter.
      “kg” is an abbreviation for kilograms.
      “km” is an abbreviation for kilometers.
      “kimberlite” refers to volatile-rich, potassic ultrabasic rocks with highly variable textures and mineralogic compositions that are one of the primary hosts for diamond deposits.
      “LDDH” is an abbreviation for large diameter drill holes.
      “m” is an abbreviation for metres.
      “mm” is an abbreviation for millimetres.
      “macrodiamonds” is defined by De Beers to be diamonds that exceed 1 mm in at least one dimension and is defined by Kensington to be diamonds that exceed 0.85 mm in at least one dimension.
      “microdiamonds” is defined by De Beers to be diamonds that are equal to or do not exceed 1 mm in any dimension and is defined by Kensington to be diamonds that are equal to or do not exceed 0.85 mm in any dimension.
      “minibulk sample” means a large mass sample, generally in the range of 1 to 100 tonnes.
      “NQ” is a designation for one of several diameters of core drilling typically used in mineral exploration. NQ refers to a core that has a 1.875 inches (47.6 mm) diameter.
      “RCA” refers to reverse circulation airblast drillholes.

      This Management Proxy Circular contains information as of September 21, 2005 except as otherwise indicated.
THE ARRANGEMENT
Background to the Arrangement
      On September 27, 2004, the Kensington Board appointed a committee of independent directors (the “Special Committee”) comprised of Messrs. James R. Rothwell, Tony Pezzotti and William E. Stanley. The Special Committee was established to be available to advise the Kensington Board on how to prepare Kensington to respond to any unsolicited proposals regarding an acquisition transaction or business combination, including considering and advising on strategic alternatives for Kensington. Mr. William E. Zimmerman was appointed to the Special Committee on June 13, 2005, following his election to the Kensington Board on that date. Mr. Rothwell has acted as Chairman of the Special Committee since its formation.
      On September 27, 2004, the Kensington Board also approved the adoption of a shareholder rights plan to replace Kensington’s previous shareholder rights plan, which had expired in June 2004. In late September 2004, Lawson Lundell LLP was retained as legal counsel to the Special Committee and in early October 2004 provided initial advice on the role and responsibilities of such a committee. At various board meetings from October 2004 to late March 2005, the Kensington Board as a whole considered various strategic issues relating to Kensington and sought to gain a better understanding of the value of Kensington’s assets. The Special Committee did not have separate formal meetings during this period.
      In early February 2005 Shore Gold initiated contact with Kensington and on February 16, 2005 Mr. Robert A. McCallum, the President and Chief Executive Officer of Kensington, met with Mr. Kenneth MacNeill, the President and Chief Executive Officer of Shore Gold, and Mr. Arnie Hillier, a director of Shore Gold, to explore the possibility of a combination of the assets or businesses of Kensington and Shore Gold. On March 16, 2005, Mr. McCallum, Mr. Rothwell, the Chairman of Kensington, and Mr. William E. Stanley, a director of Kensington, met with Messrs. MacNeill and Hillier and Mr. A. Neil McMillan, all directors of Shore Gold, representatives of Genuity Capital Markets, Shore Gold’s financial advisors, and Mr. Pierre Lassonde, the President of Newmont Mining Corporation, to discuss the merits of a possible merger of the two companies.
      Following this meeting, the Special Committee commenced a more formal process of evaluating strategic alternatives for Kensington. This included meeting with legal counsel to review the obligations of directors and the role and responsibility of a special committee in relation to potential merger and acquisition transactions. The Special Committee also selected BMO Nesbitt Burns to act as financial advisor to the Special Committee.
      During this period, Kensington proceeded with the private placement of flow through common shares, common shares and warrants described under “Information Relating to Kensington — Capital Structure”, and the adoption of Kensington’s shareholder rights plan was approved by the Kensington Shareholders at Kensington’s special meeting held on April 4, 2005.
      Shore Gold again contacted Kensington in late April 2005 to pursue discussions. A further meeting between representatives of the two companies was held on June 6, 2005. Prior to this meeting, the Special Committee met on April 15, April 28 and May 16, 2005. The Special Committee received advice from its financial and legal advisors and analysis from its financial advisor concerning the strategic alternatives available to Kensington and the relative prospects for enhancing shareholder value by a range of alternatives, including continuation of Kensington’s stand alone business plan, the possibility of a sale of all of the shares or assets of Kensington or a business combination with potentially interested parties including Shore Gold. Following the May 16 meeting, the Special Committee instructed Mr. McCallum to contact Mr. MacNeill to indicate Kensington’s interest in exploring the opportunity to combine the two companies.
      At the June 6, 2005 meeting Mr. MacNeill and representatives of Genuity Capital Markets, Shore Gold’s financial advisors, presented to Mr. McCallum and representatives of BMO Nesbitt Burns a proposal to merge the two companies. Shortly after this meeting, the Special Committee convened to receive the report of Mr. McCallum and the Special Committee’s financial advisors from the meeting and a summary of Shore Gold’s proposal.

      On June 9, 2005, the Special Committee met and received a presentation from representatives of BMO Nesbitt Burns, together with supporting materials, to review analyses of the value of Kensington, the proposal made by Shore Gold, and alternatives available to Kensington. After discussion of these alternatives and of various responses Kensington might give, the Special Committee concluded that the Kensington Board should be briefed at the meeting to be held following the Kensington annual general meeting on June 13, 2005, at which time a presentation would be given by the advisors to the Special Committee and consideration would be given to responding with a counter-proposal at a higher share exchange ratio. The Kensington Board authorized a counter-proposal to be made. This counter-proposal was presented to Shore Gold’s representatives on June 14 and was rejected by Shore Gold at that time. This was reported to the Special Committee on June 15.
      There was no further activity during the month of June. In the second week of July, Shore Gold initiated contact again and there followed a number of proposals and counter-proposals over the next few weeks. The Special Committee met on July 12, July 20, July 26, and July 27 to consider these proposals and counter-proposals, to receive financial and legal advice, and to decide at each stage how to proceed. At various times, the Special Committee considered whether it would be best for Kensington to pursue a current merger with Shore Gold, to wait and seek a transaction with Shore Gold at some time in the future, to continue as an independent company, or to pursue other strategic alternatives.
      On July 29, 2005, Messrs. Rothwell, McCallum and Stanley of Kensington and representatives of BMO Nesbitt Burns met with Mr. MacNeill, Mr. Harvey Bay, the Chief Financial Officer of Shore Gold, Mr. Pierre Lassonde and Mr. David Harquail, the President and Vice President — Merchant Banking, respectively, of Newmont Mining Corporation, and representatives of Genuity Capital Markets. In that meeting, Shore Gold made an improved proposal to Kensington. During an adjournment of that meeting, the Special Committee met to consider the proposal made by Shore Gold.
      After receiving advice from BMO Nesbitt Burns, the Special Committee concluded that the combination of a substantial premium, together with the prospect of continued participation in the FALC-JV and the Star Kimberlite and potential development and operational synergies, was a very attractive proposition to put to the Kensington Securityholders for their approval. The Special Committee unanimously agreed to pursue a transaction, following which the Kensington delegation and their financial advisors returned to the meeting and advised Shore Gold that Kensington would be prepared to enter into a non-binding letter of intent based on the terms of Shore Gold’s latest proposal.
      On August 5, Kensington and Shore Gold executed the Confidentiality Agreement and a non-binding letter of intent. In the Confidentiality Agreement, the parties agreed to a 30-day exclusivity period and a 120-day standstill period during which each party agreed not to acquire shares of the other or make an offer or proposal to acquire such shares without the consent of the other. From August 8 through August 14 the parties and their respective financial and legal advisors each conducted due diligence on the other party and negotiated the terms of the Combination Agreement.
      On August 14, the Special Committee met for over six hours to receive reports on due diligence and other aspects of the proposed transaction from management, Kensington’s technical and legal advisors, and the Special Committee’s financial and legal advisors, and to consider whether to recommend the transaction to the Kensington Board. BMO Nesbitt Burns advised the Special Committee that the consideration offered to Kensington Shareholders pursuant to the Arrangement is fair to the Kensington Shareholders from a financial point of view. The Special Committee unanimously decided to recommend that the Kensington Board approve the transaction, provided that the outstanding issues were resolved in an acceptable manner. In the late evening of August 14, following resolution of the outstanding issues, the Kensington Board unanimously approved the execution and delivery of the Combination Agreement. Kensington and Shore Gold then executed and delivered the Combination Agreement and each of the directors of Kensington entered into a Support Agreement with Shore Gold.
Fairness Opinion
      In early April 2005, the Special Committee retained BMO Nesbitt Burns to act as Kensington’s exclusive financial advisor to provide advice and assistance to the Kensington Board and, in connection with the Arrangement, asked BMO Nesbitt Burns to deliver an opinion as to the fairness, from a financial point of view, of the consideration offered to the Kensington Shareholders under the Arrangement. Kensington has agreed to pay BMO Nesbitt Burns a fee for its services, substantially all of which is contingent upon the completion of the Arrangement. In addition, Kensington has agreed to reimburse BMO Nesbitt Burns for reasonable out-of-pocket expenses and to indemnify BMO Nesbitt Burns against certain liabilities and expenses arising out of BMO Nesbitt Burns’ engagement.
      BMO Nesbitt Burns is a major investment bank with significant capital resources and is regularly engaged in the provision of financial advisory services and fairness opinions in connection with a wide range of transactions, including debt and equity financings, mergers and acquisitions, joint ventures and corporate restructurings.
      BMO Nesbitt Burns has delivered the Fairness Opinion to the Special Committee, which Fairness Opinion states that the consideration provided for under the Arrangement was, as of the date of, and based upon and subject to the various matters described or referred to in, the Fairness Opinion, fair, from a financial point of view, to the Kensington Shareholders. Kensington Shareholders are urged to, and should, read the full text of the Fairness Opinion, which is attached as Appendix F to this Circular, for a complete description of the factors considered, the assumptions made and the limitations on the review undertaken by BMO Nesbitt Burns in rendering the Fairness Opinion. BMO Nesbitt Burns has consented to the inclusion in this Circular of the Fairness Opinion and the information included herein related to BMO Nesbitt Burns and the Fairness Opinion. The Fairness Opinion addresses only the fairness of the consideration offered to the Kensington Shareholders under the Arrangement from a financial point of view and does not constitute a recommendation to any Kensington Securityholder as to how to vote at the Meeting.
Rationale for the Arrangement
      The primary purpose of the Arrangement is for Kensington and Shore Gold to combine their businesses and efforts in the Fort à la Corne area of Saskatchewan, one of the largest diamond-bearing kimberlite fields in the world. The combined company will provide the shareholders of both companies the opportunity to benefit from both Shore Gold’s wholly-owned Star Kimberlite development project and the exploration potential of the FALC-JV.
      The combined Kensington and Shore Gold will have a 100% interest in the Star Kimberlite which is estimated to contain over 240 million tonnes of kimberlite grading 15.7 cpht and Kensington’s 42.245% interest, through the FALC-JV, in 63 kimberlite bodies which are estimated to contain over 369 million tonnes of kimberlite with 35 million carats identified to date.
Benefits of the Combination
      The Kensington Board believes that the Kensington Securityholders will benefit as a result of becoming securityholders of the combined Kensington and Shore Gold due to the following factors, among others:

•	Premium to Trading Price — The exchange ratio of 0.64 of a Shore Gold Share for each Kensington Share implies a premium of 36% based on the respective 30-day average closing share prices of Shore Gold and Kensington, prior to August 14, 2005.

•	Complementary Prospects — The combination of Shore Gold’s 100% interest in the Star Kimberlite and Kensington’s 42.245% interest in the adjacent FALC Project will bring together interests in one of the world’s largest diamond-bearing kimberlite fields with demonstrated macrodiamond and large stone potential.

•	Strong Financial Position — The combined Kensington and Shore Gold will have a cash position of approximately $175 million ($220 million fully diluted), with no debt, to aggressively pursue its exploration and development plans.

•	Enhanced Presence — The combined Kensington and Shore Gold is expected to be a leading Canadian diamond exploration company, with enhanced profile both domestically and internationally.

•	Synergy Potential — There is the potential for significant development synergies and operational economies of scale.

•	Access to Capital — The combined Kensington and Shore Gold is expected to have a market capitalization of over $900 million (based on the closing price of Shore Gold Shares on September 21, 2005), increased trading liquidity, and a larger, more diverse shareholder base, all of which are expected to provide it with better access to capital.

•	Support from Strategic Partners — The combined Kensington and Shore Gold’s FALC-JV interest will continue to benefit from the expertise, resources and technical skills of De Beers, the global leader in the diamond industry. Newmont Mining Corp., a significant shareholder of Shore Gold, is highly supportive of the Arrangement and has confirmed its desire to maintain a 9.9% interest in the combined Kensington and Shore Gold.

•	Strength of Management — Mr. Kenneth MacNeill will continue to be the President and Chief Executive Officer of Shore Gold following the Arrangement and will lead an integrated management team. Mr. James R. Rothwell (the Chairman of the Kensington Board and former President of BHP Diamonds Inc.), will be non-executive Chairman of the combined board of directors.

Approval and Recommendation of the Kensington Board
      The Kensington Board, after taking into consideration, among other things, the recommendation of the Special Committee and the Fairness Opinion of BMO Nesbitt Burns, has unanimously concluded that the Arrangement is fair to, and in the best interests of, Kensington and the Kensington Securityholders and has authorized submission of the Arrangement to the Kensington Securityholders and to the Court for approval. The Kensington Board unanimously recommends that the Kensington Securityholders vote in favour of the Arrangement.
Required Securityholder Approvals
      In order to implement the Arrangement, the Arrangement Resolution (a copy of which is attached to this Circular as Appendix A) must be approved by at least 66 2/3% of the votes cast at the Meeting by the holders of Kensington Shares, Kensington Options, Kensington Warrants and Kensington Broker Warrants voting together as a single class.
Required Court Approval
      The Arrangement requires Court approval under the Act. Prior to the mailing of this Circular, Kensington obtained the Interim Order providing for the calling and holding of the Meeting and certain other procedural matters related to the Meeting. Following approval of the Arrangement Resolution by Kensington Securityholders at the Meeting, Kensington will make application to the Court for the Final Order at 9:00 a.m. (Whitehorse time) on October 28, 2005 at the Courthouse, 2134 Second Avenue, Whitehorse, Yukon Territory. The Notice of Application for the Final Order is set forth in Appendix D. Kensington’s Yukon counsel has advised that, in deciding whether to grant the Final Order, the Court will consider, among other things, the fairness of the Arrangement to Kensington Securityholders.
      At the hearing for the Final Order, securityholders and creditors of Kensington are entitled to appear in person or by counsel and to make a submission regarding the Arrangement, subject to filing and serving an appearance and satisfying any other applicable requirements.
      The authority of the Court is very broad under the Act. The Court may make any inquiry it considers appropriate and may make any order it considers appropriate with respect to the Arrangement. The Court will consider, among other things, the fairness and reasonableness to the holders of the Kensington Securities of the Arrangement in its entirety. The Court may approve the Arrangement either as proposed or as amended in any manner the Court may direct, subject to compliance with such terms and conditions, if any, as the Court considers fit. The Court will be advised, prior to the hearing, that the Court’s approval of the Arrangement will form the basis for an exemption from registration of the Shore Gold securities to be issued pursuant to the Arrangement under the U.S. Securities Act pursuant to Section 3(a)(10) thereof.
Transaction Mechanics
      The following description of the Arrangement is qualified in its entirety by reference to the full text of the Plan of Arrangement which is attached as Appendix B to this Circular. The Arrangement will become effective on the Effective Date which is anticipated to be before October 31, 2005.

      Pursuant to the Arrangement, Kensington and Shore Gold Subco will be amalgamated to form Amalgamated Kensington.
Treatment of Kensington Shares
      Upon the amalgamation of Kensington and Shore Gold Subco becoming effective under the Arrangement:

(a)	without any further act or formality, each Kensington Share (other than Kensington Shares held by: (i) either Shore Gold and its Affiliates; or (ii) Kensington Shareholders who have validly exercised Dissent Rights as contemplated in Section 3.1 of the Plan of Arrangement) shall be and shall be deemed to be transferred to Shore Gold and, subject to Section 4.2 of the Plan of Arrangement, the holder thereof shall be issued by Shore Gold 0.64 of a Shore Gold Share for each of such holder’s Kensington Shares so transferred;

(b)	each issued and outstanding Kensington Share held by Shore Gold and its Affiliates (including those transferred to Shore Gold under (a) above or pursuant to Section 3.1 of the Plan of Arrangement) will be exchanged for one common share of Amalgamated Kensington;

(c)	each issued and outstanding common share of Shore Gold Subco will be exchanged for one common share of Amalgamated Kensington; and
      No fractional shares will be issued by Shore Gold. In lieu of a fractional Shore Gold Share, a holder who would otherwise receive a fraction of a Shore Gold Share will receive a cash payment from Shore Gold equal to the product of (A) such fractional interest multiplied by (B) the average closing price per share of the Shore Gold Shares on the TSX for the five Business Day period ending on the Business Day before the Meeting.
Treatment of Kensington Options
      On September 21, 2005 there were 4,780,000 Kensington Options outstanding which, when vested, would be exercisable to acquire a total of 4,780,000 Kensington Shares at prices between $0.37 and $2.75 with various expiry dates until June 20, 2010. Upon the amalgamation of the Kensington and Shore Gold Subco becoming effective under the Arrangement, each Kensington Option, to the extent that it has not been exercised (other than Kensington Options held by holders who have validly exercised Dissent Rights as contemplated in Section 3.1 of the Plan of Arrangement), shall be transferred to Shore Gold in exchange for an option of Shore Gold to purchase that number of Shore Gold Shares determined by multiplying the number of Kensington Shares subject to each such Kensington Option by 0.64 at an exercise price per Shore Gold Share equal to the exercise price per Kensington Share of each such Kensington Option divided by 0.64. If the foregoing calculation results in the option being exercisable for a fraction of a Shore Gold Share, then the number of Shore Gold Shares subject to such option shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the option will be reduced by the exercise price for one Shore Gold Share multiplied by the fractional entitlement. All options of Shore Gold issued on such exchange shall be governed by Shore Gold’s stock option plan.
Treatment of Kensington Warrants
      On September 21, 2005 there were outstanding Kensington Warrants exercisable to acquire a total of 5,800,380 Kensington Shares at prices between $1.05 and $2.50 per share, with various expiry dates until May 6, 2006. Upon the amalgamation of Kensington and Shore Gold Subco becoming effective under the Arrangement, each Kensington Warrant, to the extent that it has not been exercised (other than Kensington Warrants held by holders who have validly exercised Dissent Rights as contemplated in Section 3.1 of the Plan of Arrangement), shall be transferred to Shore Gold in exchange for a warrant of Shore Gold to purchase 0.64 Shore Gold Shares and each such warrant of Shore Gold shall have an exercise price equal to the exercise price of the original Kensington Warrant. If the foregoing calculation results in the warrants held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one Shore Gold Share multiplied by the fractional entitlement.
      With respect to each Kensington Share, Kensington Option and Kensington Warrant transferred to Shore Gold pursuant to the Plan of Arrangement, without any further act or formality: (i) the holder thereof shall cease to be the holder of such security and the name of the holder thereof shall be removed from the register of such securities of Kensington; and (ii) the holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such Kensington Share, Kensington Option or Kensington Warrant.
Treatment of Kensington Broker Warrants
      On September 21, 2005 there were outstanding Kensington Broker Warrants to acquire units consisting of a total of 716,000 Kensington Shares and 358,000 Kensington Underlying Warrants at prices between $1.05 and $2.50 per unit, with various expiry dates until May 6, 2006. Upon the Arrangement becoming effective, each Kensington Broker Warrant shall, in accordance with its terms, entitle the holder thereof to acquire, upon exercise in accordance with its terms:

(a)	0.64 Shore Gold Shares; and

(b)	one-half of a warrant of Shore Gold (collectively the “Shore Gold Underlying Warrants”), each such whole Shore Gold Underlying Warrant entitling the holder to purchase 0.64 Shore Gold Shares and having an exercise price equal to the exercise price of the original Kensington Underlying Warrant that corresponds to such Kensington Broker Warrant. If the foregoing calculation results in the Shore Gold Underlying Warrants held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one Shore Gold Share multiplied by the fractional entitlement, and the exercise price of the original Kensington Broker Warrant will be unchanged. If the foregoing calculation results in the Kensington Broker Warrants held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one Shore Gold Share multiplied by the fractional entitlement.
THE COMBINATION AGREEMENT AND RELATED AGREEMENTS
      The following paragraphs summarize, among other things, the material terms of the Combination Agreement. Kensington filed a copy of the Combination Agreement on SEDAR on September 21, 2005. Kensington Securityholders may obtain a copy of the full text of the Combination Agreement by downloading a copy from www.sedar.com. Kensington Securityholders are urged to read the Combination Agreement in its entirety for a more complete description of the Arrangement.
Effective Date of the Arrangement
      After obtaining the Final Order and subject to the satisfaction or waiver of the conditions set forth in the Combination Agreement, including receipt of all Appropriate Regulatory Approvals (see “Regulatory Matters”), the Arrangement will become effective on the Effective Date at the Effective Time.
Representations and Warranties
      The Combination Agreement contains various representations and warranties of Kensington relating to, among other things: (i) the corporate existence and organization of Kensington and the existence of necessary licenses and permits; (ii) the capitalization of Kensington; (iii) compliance with laws; (iv) the absence of restrictions on the business activities of Kensington; (v) employment agreements and labour matters; (vi) the authorization, execution, delivery and enforceability of the Combination Agreement; (vii) the absence of a default under any contract, agreement, license or franchise which would, if terminated due to such a default, cause a Material Adverse Effect on Kensington; (viii) the Fairness Opinion and the determinations of the Kensington Board in respect of the Arrangement; (ix) the Kensington Disclosure Documents; (x) financial statements; (xi) books and records; (xii) the filing of tax returns and payment of taxes; (xiii) the absence of certain events and any Material Adverse Change with respect to Kensington since December 31, 2004; (xiv) the absence of litigation or any Claim that, if adversely determined, would reasonably be expected to have a Material Adverse Effect on Kensington; (xv) title to

Kensington’s assets and properties; (xvi) the absence of default notices under the FALC JVA; (xvii) prior operations and mining practices; (xviii) insurance matters; (xix) environmental matters; (xx) intellectual property matters; (xxi) pension and employee benefit matters; (xxii) aboriginal claims; (xxiii) Kensington’s technical report; (xxiv) certain financial matters; (xxv) the FALC JVA; and (xxvi) compliance with flow-through obligations.
      The Combination Agreement also contains various representations and warranties of Shore Gold relating to, among other things: (i) the corporate existence and organization of Shore Gold and its Subsidiaries and the existence of necessary licenses and permits; (ii) the capitalization of Shore Gold; (iii) compliance with laws; (iv) the absence of restrictions on the business activities of Shore Gold and its Subsidiaries; (v) employment agreements and labour matters; (vi) the authorization, execution, delivery and enforceability of the Combination Agreement; (vii) the absence of a default under any contract, agreement, license or franchise which would, if terminated due to such a default, cause a Material Adverse Effect on Shore Gold; (viii) the determination of the Shore Gold Board in respect of the Arrangement; (ix) the Shore Gold Disclosure Documents; (x) financial statements; (xi) books and records; (xii) the filing of tax returns and payment of taxes; (xiii) the absence of certain events and any Material Adverse Change with respect to Shore Gold since December 31, 2004; (xiv) the absence of litigation or any Claim that, if adversely determined, would reasonably be expected to have a Material Adverse Effect on Shore Gold; (xv) title to Shore Gold’s assets and properties; (xvi) prior operations and mining practices; (xvii) insurance matters; (xviii) environmental matters; (xix) intellectual property matters; (xx) pension and employee benefit matters; (xxi) aboriginal claims; (xxii) Shore Gold’s technical report; (xxiii) the issuance and resale of Shore Gold securities to be issued pursuant to the Arrangement; (xxiv) certain financial matters; and (xxv) compliance with flow-through obligations.
Covenants of Kensington
Carry on Business in the Ordinary Course
      In the Combination Agreement, Kensington agreed, among other things, that until the earlier of the termination of the Combination Agreement or the Effective Time (except as contemplated by the Combination Agreement, required by Law or with the consent of Shore Gold, which shall not be unreasonably withheld) Kensington will:

(a)	carry on its business in the ordinary and regular course in substantially the same manner as previously conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business will be maintained;

(b)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary and regular course of business or inconsistent with prior practice;

(c)	not split, combine or reclassify any of the outstanding Kensington Shares nor declare or pay any dividends on or make any other distributions on or in respect of such shares;

(d)	not amend the articles or bylaws of Kensington;

(e)	not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock or any class or securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities, except for certain transactions and issuances as specified in the Combination Agreement;

(f)	not, whether through the Kensington Board or otherwise, accelerate the vesting of any unvested Kensington Options or otherwise amend, vary or modify the Kensington Stock Option Plan or any Kensington Options;

(g)	not reorganize, amalgamate or merge Kensington with any other person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing the shares of or substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to Kensington’s business or financial condition;

(h)	except with respect to the sale of assets of Kensington in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of any material assets;

(i)	not guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities;

(j)	not, other than in the usual, ordinary and regular course of business and consistent with past practice or pursuant to existing employment, pension, supplemental pension, termination, compensation arrangements or policies: (i) enter into or materially modify any employment, compensation, severance or similar agreements, policies or arrangements with any officers or directors; (ii) in the case of employees who are not officers or directors, take any action with respect to the entering into or modifying of any material employment, compensation, severance, collective bargaining or similar agreements, policies or arrangements; or (iii) grant any material bonuses, salary increases, stock options, pension or supplemental pension benefits, profit sharing, retirement allowances, deferred compensation, incentive compensation, severance or termination pay to any directors, officers or other employees;

(k)	not, except in the usual, ordinary and regular course of business and consistent with past practice: (i) satisfy or settle any Claims or liabilities prior to the same being due, which are individually or in the aggregate, material; (ii) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material; or (iii) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(l)	use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, and subject to the current state of the insurance markets, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(m)	not settle or compromise any Claim brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by the Combination Agreement or the Arrangement prior to the Effective Date;

(n)	except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Law, not enter into or modify in any material respect any contract, agreement, commitment or arrangement which new contract or series of related new contracts or modification to an existing material contract or series of related existing material contracts would reasonably be expected to have a Material Adverse Effect on Kensington;

(o)	incur or commit to capital expenditures only in the ordinary course consistent with past practice and not, in any event, incur or commit to making any single capital expenditure in excess of $50,000, other than expenditures contemplated by Kensington’s current capital budget and advances and contributions to the FALC-JV in accordance with the FALC JVA; and

(p)	not make any changes to existing accounting practices relating to Kensington except as required by Law or required by GAAP or make any material tax election inconsistent with past practice.
Other Covenants of Kensington
      Kensington also agreed to promptly advise Shore Gold orally and, if then requested, in writing: (i) of any event occurring subsequent to the date of the Combination Agreement that would or could reasonably be expected to render any representation or warranty of Kensington contained in the Combination Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect; (ii) of any Material Adverse Change in respect of Kensington; and (iii) of any material breach by Kensington of any covenant or agreement contained in the Combination Agreement.

      Kensington has agreed that it will do all things necessary or desirable to consummate, as soon as practicable, the transactions contemplated by the Combination Agreement, including using all reasonable efforts to, among other things:

(a)	obtain all Appropriate Regulatory Approvals relating to Kensington;

(b)	apply for and use all reasonable efforts to obtain the Interim Order and the Final Order;

(c)	carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Law may impose on Kensington with respect to the transactions contemplated by the Combination Agreement and by the Arrangement;

(d)	defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting the Combination Agreement or the consummation of the transactions contemplated thereby;

(e)	have lifted or rescinded any injunction or restraining order or other order relating to Kensington or the Kensington Shares which may adversely affect the ability of the parties to consummate the transactions contemplated by the Combination Agreement;

(f)	effect all necessary registrations, filings and submissions of information required by Governmental Entities from Kensington;

(g)	obtain all necessary waivers, consents and approvals required to be obtained by Kensington from other parties to Material Agreements; and

(h)	cause, at or prior to the Effective Time, all of the directors of Kensington to resign and to cause individuals nominated by Shore Gold to become directors of Kensington in their place; and

(i)	in cooperation with Shore Gold to take all such actions as are necessary or desirable in order to terminate, if possible, the registration of Kensington’s securities under the U.S. Exchange Act prior to the completion of the Arrangement so that upon completion of the Arrangement, Shore Gold will not become subject to, or shall be exempt from the substantive requirements of, any reporting or other requirements under the securities laws of the United States.
Covenants of Shore Gold
Covenants Related to the Transaction
      Shore Gold has agreed (and, if applicable, has agreed to cause its Subsidiaries) to do all acts and things as may be necessary or desirable in order to consummate and make effective the transactions contemplated by the Combination Agreement, including using its reasonable efforts to, among other things:

(a)	obtain all Appropriate Regulatory Approvals relating to Shore Gold;

(b)	carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Law may impose on Shore Gold or its Subsidiaries with respect to the transactions contemplated by the Combination Agreement and by the Arrangement;

(c)	defend all lawsuits or other legal, regulatory or other proceedings to which it is a party challenging or affecting the Combination Agreement or the consummation of the transactions contemplated thereby;

(d)	have lifted or rescinded any injunction or restraining order or other order relating to Shore Gold which may adversely affect the ability of the parties to consummate the transactions contemplated by the Combination Agreement;

(e)	effect all necessary registrations, filings and submissions of information required by Governmental Entities in Canada from Shore Gold or its Subsidiaries

(f)	reserve a sufficient number of Shore Gold Shares for issuance upon the completion of the Arrangement and upon the exercise of the Kensington Options, Kensington Warrants, Kensington Broker Warrants and Kensington Underlying Warrants following completion of the Arrangement;

(g)	remain a reporting issuer (or subject to equivalent reporting requirements), not in default of its obligations, under Securities Legislation in all the provinces of Canada;

(h)	maintain the listing of the Shore Gold Shares on the TSX;

(i)	cause Messrs. James R. Rothwell, Robert A. McCallum and William E. Stanley to be appointed to the Shore Gold Board at the Effective Time and at the next shareholders meeting of Shore Gold to expand the Shore Gold Board to ten members and nominate Messrs. Kenneth E. MacNeill, Ronald G. Walker, Brian M. Menell, Harvey J. Bay, A. Neil McMillan, Arnie E. Hillier, James R. Rothwell, Robert A. McCallum, William E. Stanley and William E. Zimmerman for election to the Shore Gold Board;

(j)	cause Mr. James R. Rothwell to be appointed non-executive Chairman of the Shore Gold Board at the Effective Time; and

(k)	cause the listing on the TSX of the warrants of Shore Gold to be issued in exchange for the Kensington Warrants already listed on the TSX Venture Exchange.
Carry on Business in the Ordinary Course
      In the Combination Agreement, Shore Gold agreed, among other things, that until the earlier of the termination of the Combination Agreement or the Effective Time (except as contemplated by the Combination Agreement, required by Law, or with the consent of Kensington, which shall not be unreasonably withheld) Shore Gold will:

(a)	carry on its business in the ordinary and regular course in substantially the same manner as previously conducted and, to the extent consistent with such business, use all reasonable efforts to preserve intact its present business organization and keep available the services of its present officers and employees and others having business dealings with it to the end that its goodwill and business will be maintained;

(b)	not commence to undertake a substantial or unusual expansion of its business facilities or an expansion that is out of the ordinary and regular course of business or inconsistent with prior practice;

(c)	not split, combine or reclassify any of the outstanding Shore Gold Shares nor declare or pay any dividends on or make any other distributions on or in respect of such shares;

(d)	not amend the articles or bylaws of Shore Gold;

(e)	not make any changes to existing accounting practices related to Shore Gold except as required by Law or required by GAAP or make any material tax election inconsistent with past practice;

(f)	not sell, pledge, encumber, allot, reserve, set aside or issue, authorize or propose the sale, pledge, encumbrance, allotment, reservation, setting aside or issuance of, or purchase or redeem or propose the purchase or redemption of, any shares in its capital stock (other than pursuant to the exercise of options and warrants outstanding on the date of the Combination Agreement) or any class of securities convertible or exchangeable into, or rights, warrants or options to acquire, any such shares or other convertible or exchangeable securities;

(g)	not reorganize, amalgamate or merge Shore Gold or any of its Subsidiaries with any other person, nor acquire or agree to acquire by amalgamating, merging or consolidating with, purchasing the shares of or substantially all of the assets of or otherwise, any business of any corporation, partnership, association or other business organization or division thereof, which acquisition would be material to Shore Gold’s business or financial condition on a consolidated basis (other than relating to transactions between two or more wholly-owned Subsidiaries of Shore Gold or between a wholly-owned Subsidiary of Shore Gold and Shore Gold);

(h)	except with respect to the sale of assets of Shore Gold or any of its Subsidiaries in the ordinary and regular course of business consistent with past practice, not sell, pledge, encumber, lease or otherwise dispose of more than 25% of the book value (on a consolidated basis) of its assets (other than relating to transactions between two or more wholly-owned Subsidiaries of Shore Gold or between a wholly-owned Subsidiary of Shore Gold and Shore Gold);

(i)	not, except in the ordinary and regular course of business and consistent with past practice: (i) satisfy or settle any Claims or liabilities prior to the same being due, which are, individually or in the aggregate, material; (ii) grant any waiver, exercise any option or relinquish any contractual rights which are, individually or in the aggregate, material or (iii) enter into any interest rate, currency or commodity swaps, hedges or other similar financial instruments;

(j)	use its reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(k)	except in the usual, ordinary and regular course of business and consistent with past practice or as required by applicable Law, not enter into or modify in any material respect any material contract, agreement, commitment or arrangement which would reasonably be expected to have a Material Adverse Effect on Shore Gold; and

(l)	not guarantee the payment of material indebtedness or incur material indebtedness for money borrowed or issue or sell any debt securities except in the ordinary and regular course of business consistent with past practice.
Other Covenants of Shore Gold
      Shore Gold also agreed to promptly advise Kensington orally and, if then requested, in writing: (i) of any event occurring subsequent to the date of the Combination Agreement that would or could reasonably be expected to render any representation or warranty of Shore Gold contained in the Combination Agreement (except any such representation or warranty which speaks as of a date prior to the occurrence of such event), if made on or as of the date of such event or the Effective Date, untrue or inaccurate in any material respect; (ii) of any Material Adverse Change in respect of Shore Gold; and (iii) of any material breach by Shore Gold of any covenant or agreement contained in the Combination Agreement.
      Shore Gold has agreed that it will, and will cause its Subsidiaries to, do all things necessary or desirable to consummate, as soon as practicable, the transaction contemplated by the Combination Agreement, including using all reasonable efforts to, among other things: (i) carry out the terms of the Interim Order and the Final Order applicable to it; and (ii) obtain all Appropriate Regulatory Approvals relating to Shore Gold or its Subsidiaries.
Employment Agreements and Related Matters
      Shore Gold has agreed, and after the Effective Time will cause Kensington and any successor to Kensington to agree, to honour all employment and benefit packages of Kensington’s employees and to treat all employees of Kensington in a fair and equitable manner consistent with the treatment afforded to employees of Shore Gold and its Subsidiaries.
      However, nothing in the Combination Agreement is to be construed as: (i) requiring Shore Gold or any of its Subsidiaries (including Kensington) to continue the employment of any Kensington employee following the Effective Time; (ii) limiting Shore Gold’s ability to amend, modify or terminate any employee or retiree benefit plan, programme or arrangement of Shore Gold, Kensington or any of Shore Gold’s Subsidiaries; or (iii) requiring Shore Gold to maintain any particular level of employee benefits for any individual employee following the Effective Time.
      Pursuant to a letter agreement dated August 14, 2005 between Kensington and Shore Gold, Shore Gold has agreed among other things, as of the Effective Date, to:

(a)	pay to Mr. Robert A. McCallum a lump sum severance payment in the amount of $551,754, being the amount owing to Mr. McCallum as a result of the termination of his employment agreement with Kensington;

(b)	engage Mr. McCallum as a consultant for a period of one year from the Effective Date for gross compensation in the amount of $198,000 plus GST; and

(c)	appoint each of Messrs. Tony Pezzotti, Christopher Baldwin, David Stone, William Zimmerman and Murray Tildesley, currently directors or consultants of Kensington, as consultants and members of Shore Gold’s Technical Advisory Committee without compensation and to continue such appointment for such period of time as is necessary to allow such persons to be able to exercise their options to acquire Shore Gold Shares which are issued pursuant to the Plan of Arrangement in exchange for their existing Kensington Options until the expiry of the original term of such existing Kensington Options.
TSX Venture Exchange Policy 5.9
      Kensington is subject to Policy 5.9 of the TSX Venture Exchange (“TSXV Policy 5.9”), which adopts Ontario Securities Commission Rule 61-501 (“Rule 61-501”) as a policy of the TSX Venture Exchange. Messrs. Baldwin, Pezzotti and Zimmerman are all directors of Kensington and are therefore “related parties” of Kensington for purposes of Rule 61-501 and TSXV Policy 5.9.
      In Quebec, Policy Statement Q-27 has similar provisions to Rule 61-501. Kensington intends to rely on a statutory exemption from the requirements of Q-27, or if an exemption is not available, to apply for a discretionary order from the Autorité des marchés financiers exempting Kensington from the requirements of Q-27.
      The Special Committee (Messrs. Pezzotti and Zimmerman abstaining) considered whether the appointment of Messrs. Baldwin, Pezzotti and Zimmerman as described in paragraph (c) above, is a “collateral benefit” (as defined in Rule 61-501). A “collateral benefit” ordinarily requires approval of a majority of disinterested shareholders under Rule 61-501. Under Kensington and Shore Gold’s respective stock option plans, stock options held by a director terminate 90 days after he or she ceases to be a director unless the departing director becomes an employee or consultant of the company. As these three directors will become consultants of Shore Gold on the Effective Date, the options of Shore Gold each will receive pursuant to the Arrangement will be exercisable for the remainder of the applicable option term, instead of terminating 90 days after the Effective Date.
      Rule 61-501 expressly excludes benefits from being “collateral benefits” if the benefits are received solely in connection with a related party’s services as an employee, director or consultant where certain conditions are satisfied, including that the benefits are disclosed in the disclosure document for the transaction and:

(a)	the related party and his or her associates own or exercise control or direction over less than 1% of the Kensington Shares on the date of the Combination Agreement; or

(b)	the independent committee of the Kensington Board, acting in good faith, determines that the value of the benefit, net of any off-setting costs to the related party, is less than 5% of the amount of the consideration that the related party expects to receive under the Arrangement in exchange for the Kensington Shares beneficially owned by the related party, and the independent committee’s determination is disclosed in the disclosure document for the transaction.
      On August 14, 2005. Mr. Baldwin and Mr. Zimmerman (together with their respective associates) each owned or exercised control or direction over less than 1% of the Kensington Shares. On August 14, 2005, Mr. Pezzotti owned or exercised control or direction over 844,892 Kensington Shares, representing approximately 1.07% of the Kensington Shares. However, the Special Committee (Messrs. Pezzotti and Zimmerman abstaining), after consultation with its financial advisor, concluded that the value of the benefit to Mr. Pezzotti of not having his options terminate prematurely would be significantly less than 5% of the amount of the consideration that Mr. Pezzotti expects to receive under the Arrangement for the Kensington Shares that he beneficially owns. As a result, these arrangements do not constitute “collateral benefits” for purposes of Rule 61-501 and TSXV Policy 5.9.
Covenants of Kensington Regarding Non-Solicitation
      Pursuant to the Combination Agreement Kensington has agreed that it will not, directly or indirectly, through any officer, director, employee, representative or agent of Kensington: (i) solicit, initiate, invite or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals regarding an Acquisition Proposal; (ii) participate in any discussions or negotiations regarding any Acquisition Proposal; (iii) subject to the exercise by the Kensington Board of its fiduciary duties and compliance with the Combination Agreement, withdraw or modify in a manner adverse to Shore Gold the approval of the Kensington Board of the transactions contemplated by the Combination Agreement; (iv) approve or recommend any Acquisition Proposal; or (v) enter into any agreement, arrangement or understanding related to any Acquisition Proposal.
      Notwithstanding the foregoing and any other provision of the Combination Agreement, prior to the issuance of the Final Order, the Kensington Board may consider, participate in any discussions or negotiations or enter into a confidentiality agreement and provide information pursuant thereto, in respect of an unsolicited bona fide written Acquisition Proposal: (i) that did not otherwise result from a breach of the non-solicitation provisions of the Combination Agreement; (ii) in respect of which any required financing has been demonstrated to the satisfaction of the Kensington Board, acting in good faith, to be reasonably likely to be obtained; (iii) which is not subject to a due diligence access condition which allows access to the books, records and personnel of Kensington or its representatives beyond 5:00 p.m. (Central Standard Time) on the fifth Business Day after which access is afforded to the person making the Acquisition Proposal (provided, however, the foregoing shall not restrict the ability of such person to continue to review the information provided); and (iv) that the Kensington Board determines, in good faith, after consulting with its financial advisers and outside counsel, if completed would result in a Superior Proposal. Kensington must notify Shore Gold of all Acquisition Proposals and any inquiry that could reasonably be expected to lead to an Acquisition Proposal.
      If Kensington receives a request for material non-public information from a person proposing an unsolicited bona fide Acquisition Proposal and Kensington is permitted, as set out above, to negotiate the terms of such Acquisition Proposal, then and only in such case the Kensington Board may, subject to the execution by such person of a confidentiality agreement containing a standstill provision substantially similar to that contained in the Confidentiality Agreement (see “The Combination Agreement and Related Agreements — Confidentiality Agreement”), provide such person with access to information regarding Kensington. The Combination Agreement prohibits Kensington from releasing any third party from any confidentiality or standstill agreement to which Kensington and such third party is a party or amending any of the foregoing and obligates Kensington to exercise all rights to require the return of information regarding Kensington previously provided to such parties and to exercise all rights to require the destruction of all materials including or incorporating any information regarding Kensington.
      Notwithstanding the foregoing, Kensington may accept, approve, recommend or enter into any agreement, understanding or arrangement in respect of a Superior Proposal if, and only if: (i) it has provided Shore Gold with a copy of the Superior Proposal document; (ii) four Business Days have elapsed from the later of the date Shore Gold received notice advising it that the Kensington Board has resolved, subject only to compliance with these provisions and termination of the Combination Agreement, to accept, approve, recommend or enter into an agreement in respect of such Superior Proposal, and the date Shore Gold received a copy of such Superior Proposal; and (iii) Kensington has previously or concurrently will have (A) paid to Shore Gold the break fee, if any, and (B) terminated the Combination Agreement. During such four Business Day period, Shore Gold may, but is not obligated to, offer to amend the terms of the Combination Agreement. The Kensington Board must review any offer by Shore Gold to amend the terms of the Combination Agreement in good faith in order to determine, in its discretion in the exercise of its fiduciary duties, whether Shore Gold’s offer (upon acceptance by Kensington) would result in such Superior Proposal ceasing to be a Superior Proposal. If the Kensington Board so determines, it will enter into an amended agreement with Shore Gold reflecting Shore Gold’s amended proposal. If the Kensington Board continues to believe, in good faith and after consultation with its financial advisors and outside counsel, that such Superior Proposal remains a Superior Proposal and therefore rejects Shore Gold’s amended proposal, Kensington may terminate the Combination Agreement provided that, concurrently with such termination, Kensington pays to Shore Gold the break fee, if any, payable to Shore Gold under the Combination Agreement and concurrently enters into a definitive agreement with respect to such Superior Proposal.
Indemnification
      Shore Gold has agreed that all rights to indemnification now existing in favour of the directors or officers of Kensington, as provided in its articles in effect on August 14, 2005, will survive the Arrangement and continue in full force and effect for a period of not less than six years from the Effective Time.

      It was also agreed that, for not less than six years from the Effective Time, there would be maintained coverage equivalent to that in effect under the current policies of directors’ and officers’ liability insurance maintained by Kensington, which would be no less advantageous, and with no gaps or lapses in coverage with respect to matters occurring prior to the Effective Time.
Conditions to Closing
Mutual Conditions Precedent
      The Combination Agreement provides that the respective obligations of each party to complete the Arrangement are subject to the satisfaction, on or before the Effective Date, of the following conditions precedent, each of which may only be waived by the mutual consent of Shore Gold and Kensington:

(a)	the Interim Order shall have been obtained in form and on terms satisfactory to each of Kensington and Shore Gold, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to either party, acting reasonably, on appeal or otherwise;

(b)	this Circular shall have been mailed to the Kensington Securityholders by September 30, 2005 and the Meeting shall have been held on or before October 27, 2005;

(c)	the Arrangement Resolution shall have been approved at the Meeting by the Kensington Securityholders in accordance with the requirements of the Act and the Interim Order;

(d)	the Final Order shall have been obtained in form and on terms satisfactory to each of Kensington and Shore Gold, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to such parties, acting reasonably, on appeal or otherwise;

(e)	on or before the Effective Date: (i) the Shore Gold Shares to be issued pursuant to the Arrangement and the Shore Gold Shares issuable upon the exercise of the securities issued in exchange for the Kensington Options, Kensington Warrants, Kensington Broker Warrants and Kensington Underlying Warrants after the Effective Time shall have been conditionally approved for listing on the TSX, subject only to the filing of customary required documents; and (ii) Shore Gold shall have obtained any orders required from the applicable Canadian securities authorities to permit the issuance and first resale of the securities of Shore Gold issued pursuant to the Arrangement and the Shore Gold Shares issuable upon the exercise of the Kensington Options, Kensington Warrants, Kensington Broker Warrants and Kensington Underlying Warrants after the Effective Time without qualification with or approval of the filing of any prospectus or similar document with, or the taking of any proceeding with, or the obtaining of any further order, ruling or consent from, any Governmental Entity or regulatory authority under any applicable Securities Legislation, or the fulfillment of any other legal requirement in any such jurisdiction (other than, with respect to such resales, as otherwise provided in the Combination Agreement);

(f)	there shall not be in force any order or decree restraining or enjoining the consummation of the transactions contemplated by the Combination Agreement and there shall be no proceeding, of a judicial or administrative nature or otherwise, brought by a Governmental Entity in progress or threatened that relates to or results from the transactions contemplated by the Combination Agreement that would, if successful, result in an order or ruling that would preclude completion of the transactions contemplated by the Combination Agreement in accordance with the terms thereof or would otherwise be inconsistent with the Appropriate Regulatory Approvals which have been obtained;

(g)	all consents, waivers, permits, orders and approvals of any Governmental Entity (including the Appropriate Regulatory Approvals), and the expiry of any waiting periods, in connection with, or required to permit, the consummation of the Arrangement, the failure of which to obtain or the non-expiry of which would constitute a criminal offence, or would have a Material Adverse Effect on Shore Gold or Kensington, as the case may be, shall have been obtained or received on terms that will not have a Material Adverse Effect on either Shore Gold or Kensington;

(h)	there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity, in each case that has a reasonable likelihood of success: (i) seeking to prohibit or restrict the acquisition by Shore Gold or any of its Subsidiaries of any Kensington Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from Kensington or Shore Gold any damages that are material in relation to Kensington; (ii) seeking to prohibit or materially limit the ownership or operation by Shore Gold any of its Subsidiaries of any material portion of the business or assets of Kensington or to compel Shore Gold or any of its Subsidiaries to dispose of or hold separate any material portion of the business or assets of Kensington, as a result of the Plan of Arrangement; (iii) seeking to impose limitations on the ability of Shore Gold or any of its Subsidiaries to acquire or hold, or exercise full rights of ownership of, any Kensington Shares, including the right to vote the Kensington Shares purchased by it on all matters properly presented to the Kensington Securityholders; (iv) seeking to prohibit Shore Gold or any of its Subsidiaries from effectively controlling in any material respect the business or operations of Kensington; or (v) which otherwise is reasonably likely to have a Material Adverse Effect on Kensington or Shore Gold; and

(i)	the Combination Agreement shall not have been terminated in accordance with its terms or otherwise.

Conditions Precedent for the Benefit of Shore Gold
      The Combination Agreement provides that the obligation of Shore Gold to complete the transactions contemplated by the Combination Agreement is subject to the satisfaction or waiver, where permissible, of the following additional conditions:

(a)	all covenants of Kensington under the Combination Agreement to be performed on or before the Effective Date shall have been duly performed by Kensington in all material respects;

(b)	all representations and warranties of Kensington under the Combination Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by the Combination Agreement) and Shore Gold shall have received a certificate of Kensington addressed to Shore Gold and dated the Effective Date, signed, without personal liability, on behalf of Kensington by two senior executive officers of Kensington, confirming the same as at the Effective Date;

(c)	the Kensington Board shall have adopted all necessary resolutions, and all other necessary corporate action shall have been taken by Kensington, to permit the consummation of the Arrangement;

(d)	the Kensington Board shall have made and shall not have modified or amended, in a manner adverse to Shore Gold, prior to the Meeting its recommendation that Kensington Securityholders vote in favour of the Arrangement Resolution;

(e)	during the Pre-Effective Date Period, there shall not have occurred a Material Adverse Change to Kensington; and

(f)	Dissent Rights shall not have been exercised pursuant to Article 3 of the Plan of Arrangement by Kensington Securityholders with respect to Kensington Shares, as well as Kensington Options, Kensington Warrants and Kensington Broker Warrants (in each case on the basis of that number of Kensington Shares underlying such securities) aggregating to more than 5% of the outstanding Kensington Shares.
      Shore Gold may not rely on the failure to satisfy any of the above conditions precedent as a basis for non-compliance by Shore Gold with its obligations under the Combination Agreement if the condition precedent would have been satisfied but for a material default by Shore Gold in complying with its obligations under the Combination Agreement.

Conditions Precedent for the Benefit of Kensington
      The Combination Agreement provides that the obligation of Kensington to complete the transactions contemplated by the Combination Agreement is subject to the satisfaction or waiver, where permissible, of the following additional conditions:

(a)	all covenants of Shore Gold under the Combination Agreement to be performed on or before the Effective Date shall have been duly performed by Shore Gold in all material respects;

(b)	all representations and warranties of Shore Gold under the Combination Agreement qualified as to materiality shall be true and correct and those not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct in all material respects as of such earlier date, or except as affected by transactions contemplated or permitted by the Combination Agreement) and Kensington shall have received a certificate of Shore Gold addressed to Kensington and dated the Effective Date, signed, without personal liability, on behalf of Shore Gold by two senior executive officers of Shore Gold, confirming the same as at the Effective Date;

(c)	during the Pre-Effective Date Period, there shall not have occurred a Material Adverse Change to Shore Gold;

(d)	there shall not be in force or threatened any order or decree of any Governmental Entity or other Person that has the effect of ceasing or restricting trading in the Shore Gold Shares; and

(e)	the Shore Gold Board shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Shore Gold: (i) to permit the consummation of the Arrangement including the issue of Shore Gold Shares and the payment of cash, if any, pursuant to the Arrangement; (ii) to permit the Shore Gold Board to be comprised of eight directors, which shall include Messrs. James R. Rothwell, Robert A. McCallum and William E. Stanley (to be effective immediately following the Effective Time); and (iii) to appoint Mr. James R. Rothwell, currently Chairman of the Kensington Board, as non-executive Chairman of the Shore Gold Board (to be effective immediately following the Effective Time).
      Kensington may not rely on the failure to satisfy any of the conditions precedent set forth above as a basis for non-compliance by Kensington with its obligations under the Combination Agreement if the condition precedent would have been satisfied but for a material default by Kensington in complying with its obligations under the Combination Agreement.
Notice and Cure Provisions
      Shore Gold and Kensington must each give prompt notice to the other of the occurrence, or failure to occur, at any time during the Pre-Effective Date Period, of any event or state of facts which occurrence or failure would, or would be likely to: (i) cause any of the representations or warranties of the other party contained in the Combination Agreement to be untrue or inaccurate in any material respect on August 14, 2005 or on the Effective Date; or (ii) result in the failure in any material respect to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by the other party under the Combination Agreement prior to the Effective Date.
      Neither Shore Gold nor Kensington may elect not to complete the transactions pursuant to the conditions precedent contained in the Combination Agreement, or exercise any termination right arising therefrom, unless forthwith and in any event prior to the filing of the Final Order and Articles of Arrangement for acceptance by the Registrar, Shore Gold or Kensington, as the case may be, has delivered a written notice to the other specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which Shore Gold or Kensington, as the case may be, is asserting as the basis for the non-fulfillment of the applicable condition precedent or the exercise of the termination right, as the case may be. If any such notice is delivered, provided that Shore Gold or Kensington, as the case may be, is proceeding diligently to cure such matter, if such matter is susceptible to being cured, the other may not terminate the Combination Agreement as a result thereof until the later of the Termination

Date and the expiration of a period of 30 days from such notice. If such notice has been delivered prior to the date of the Meeting, the Meeting will be postponed until the expiry of such period. If such notice has been delivered prior to the making of the application for the Final Order or the filing of the Final Order and Articles of Arrangement with the Registrar, such application will be postponed until the expiry of such period. In the event that such matter is cured within the time period referred to herein, the Combination Agreement may not be terminated as a result of such cured matter. If the Effective Date is delayed, postponed or enjoined as a result of a claim, action, proceeding or investigation arising from the failure or alleged failure to comply with Law in connection with the Arrangement, the Effective Date will be extended for such further reasonable period not to exceed 90 days as may be necessary to remedy such failure or alleged failure, and the parties must use their best efforts to remedy such failure or alleged failure.
Satisfaction of Conditions
      The conditions precedent set out in the Combination Agreement will be conclusively deemed to have been satisfied, waived or released at the Effective Time.
Amendment and Waiver
      The Combination Agreement may, at any time and from time to time before and after the holding of the Meeting but not later than the Effective Date, be amended by mutual written agreement of Shore Gold and Kensington and any such amendment may, without limitation:

(a)	change the time for performance of any of the obligations or acts of the parties;

(b)	waive any inaccuracies or modify any representations contained in the Combination Agreement or in any document delivered pursuant to the Combination Agreement;

(c)	waive any compliance with or modify any of the covenants in the Combination Agreement and waive or modify performance of any of the obligations of the parties; and

(d)	waive compliance with or modify any conditions precedent contained in the Combination Agreement, provided that, notwithstanding the foregoing, the terms of the Combination Agreement and the Plan of Arrangement shall not be amended in a manner materially prejudicial to the Kensington Securityholders without the approval of the Kensington Securityholders given in the same manner as required for the approval of the Arrangement.
Termination
      Shore Gold or Kensington may terminate the Combination Agreement if any condition in the respective party’s favour has not been satisfied at or prior to the Termination Date other than as a result of a material default by the terminating party subject in some cases (as described above under “Conditions to Closing — Notice and Cure Provisions”) to a cure period. In addition, the Combination Agreement may be terminated, in each case, prior to the Termination Date:

(a)	by the mutual agreement of Kensington and Shore Gold (without further action on the part of the Kensington Securityholders or Shore Gold Shareholders);

(b)	by either Shore Gold or Kensington, if there shall be passed any Law that makes consummation of the transactions contemplated by the Combination Agreement illegal or otherwise prohibited;

(c)	by Shore Gold if (i) the Kensington Board shall have withdrawn or modified or changed in a manner adverse to Shore Gold its approval or recommendation of the Arrangement or the Arrangement Resolution, or (ii) the Kensington Board shall have approved or recommended an Acquisition Proposal;

(d)	by Kensington in order to enter into a definitive written agreement with respect to a Superior Proposal, subject to Kensington complying with the non-solicitation provisions of the Combination Agreement and providing Shore Gold with the opportunity, in accordance with the Combination Agreement, to offer to amend the Combination Agreement (see “The Combination Agreement and Related Agreements —

Covenants of Kensington Regarding Non-Solicitation”) and the payment to Shore Gold of any break fee required to be paid pursuant to the Combination Agreement; or

(e)	by Kensington or Shore Gold if the approval of the Kensington Securityholders shall not have been obtained by reason of the failure to obtain the required vote on the Arrangement Resolution at the Meeting.

      If the Effective Date does not occur on or prior to the Termination Date, then the Combination Agreement will terminate.
      If the Combination Agreement is terminated in accordance with the foregoing, no party will have any further liability to perform its obligations under the Combination Agreement except as otherwise contemplated by the Combination Agreement. However, the termination of the Combination Agreement will not relieve any party from any liability for any breach by it of the Combination Agreement provided that, if Kensington terminates the Combination Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal in accordance with paragraph (d) above, Shore Gold will have no other remedy for any breach of the Combination Agreement by Kensington.
Break Fee
      If:

(a)	Shore Gold shall have terminated the Combination Agreement as a result of the Kensington Board (i) having withdrawn or modified or changed in a manner adverse to Shore Gold its approval or recommendation of the Arrangement or the Arrangement Resolution or (ii) having approved or recommended an Acquisition Proposal, unless at the time of such withdrawal, modification, change, approval or recommendation, a Specified Shore Gold Event has occurred and is continuing;

(b)	Kensington shall have terminated the Combination Agreement in order to enter into a definitive written agreement with respect to a Superior Proposal, after having complied with the non-solicitation provisions of the Combination Agreement and having provided Shore Gold with the opportunity, pursuant to section 4.6 of the Combination Agreement, to amend the Combination Agreement;

(c)	Kensington or Shore Gold shall have terminated the Combination Agreement in circumstances where the Arrangement Resolution has not received the required securityholder approval at the Meeting, and (i) a bona fide Acquisition Proposal has been publicly announced or made by any person other than Shore Gold prior to the Meeting and not withdrawn more than three Business Days prior to the Meeting, and (ii) an Acquisition Proposal is consummated, after August 14, 2005 and prior to the expiration of 12 months following the date of the Meeting; or

(d)	Shore Gold shall have terminated the Combination Agreement in circumstances where any mutual condition precedent or condition precedent to the obligations of Shore Gold is not satisfied at or prior to the Termination Date as the result of a breach in any material respect by Kensington of any covenant in the Combination Agreement that caused such condition precedent to not be satisfied, and subject to compliance with the notice and cure provisions of the Combination Agreement, then in any such case Kensington must pay to Shore Gold $7 million in immediately available funds. Such payment shall be due (i) in the case of a termination specified in paragraph (a) or (d) above, within five Business Days after written notification of termination by Shore Gold, (ii) in the case of a termination specified in paragraph (b), on or prior to the termination of the Combination Agreement, or (iii) in the case of a termination specified in paragraph (c), at or prior to the earlier of the entering into of the agreement and the consummation of the transaction referred to therein. If Kensington pays the break fee to Shore Gold as a result of the occurrence of any of the events referred to in paragraphs (a), (b), (c) or (d) above, Shore Gold has no other remedy for breach of the Combination Agreement by Kensington, absent bad faith on the part of Kensington.
      If Kensington terminates the Combination Agreement as the result of a breach in any material respect by Shore Gold of any covenant in the Combination Agreement that caused a condition precedent to not be satisfied, and subject to compliance with the notice and cure provisions of the Combination Agreement, Shore Gold shall pay Kensington $7 million in immediately available funds. Such payment shall be due within five Business Days of the written notice of termination by Kensington. If Shore Gold pays the break fee to Kensington as a result of the occurrence of any event specified in the preceding sentence, Kensington has no other remedy for breach of the Combination Agreement by Shore Gold, absent bad faith on the part of Shore Gold.
Confidentiality Agreement
      Pursuant to the Confidentiality Agreement, each of Kensington and Shore Gold have agreed to keep confidential any and all financial statements, financial data, business plans, financial projections or forecasts and any and all geological, geophysical, geochemical, metallurgical, sample and valuation data and other technical information, data, plans, reports, records, studies, drawings, maps, charts, models, logs, calculations, compilations, analysis, evaluations and interpretations, whether or not specifically identified as confidential by the disclosing party, which is provided by the disclosing party to the recipient party (the “Confidential Information”).
      The Confidentiality Agreement contains terms restricting the use of such information and permits disclosure of such information in certain circumstances if: (i) at the time of disclosure, such Confidential Information is in the public domain; (ii) after disclosure, such Confidential Information is published or otherwise becomes part of the public domain through no fault of the recipient (but only after, and only to the extent that, it is published or otherwise becomes part of the public domain); (iii) such Confidential Information was already in the possession of the recipient party at the time of disclosure from sources other than the disclosing party or its affiliates and that, without breach of any obligation, the recipient party is free to disclose to others; (iv) such Confidential Information was received by it after the time of disclosure from a third party who did not acquire it directly or indirectly from the disclosing party or any of its affiliates under an obligation of confidence and the recipient party is free to disclose such Confidential Information to others without breach of any obligation of confidence; or (v) required by applicable law to be disclosed.
      The Confidentiality Agreement also provides that neither party nor its Affiliates, acting alone or as part of a group, will for a period of 120 days from the date of the Confidentiality Agreement:

(a)	acquire or offer or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or securities convertible into voting securities of the other party;

(b)	solicit or participate in any solicitation of proxies from securityholders of the other party or otherwise seek to advise or influence any of the securityholders with respect to voting any securities of that party;

(c)	make any proposal for, or offer to make any proposal, with or without conditions, any takeover bid, amalgamation, plan of arrangement, reorganization, recapitalization, asset sale, merger, business combination or any similar extraordinary transaction involving the other party or any of its affiliates or securityholders (each, an “Alternative Transaction”);

(d)	engage in any discussions or negotiation, or enter into any agreement, commitment or understanding with any third party with respect to any Alternative Transaction;

(e)	provide or arrange any equity or debt financing in connection with any Alternative Transaction;

(f)	make any public announcement or private disclosure (except to its representatives as provided in the Confidentiality Agreement) with respect to any of the foregoing or any intention, plan or arrangement relating to same; or

(g)	assist, advise or encourage any third party in doing any of the foregoing, except with the prior written consent of the other party.
      The standstill obligations set out in paragraphs (a) to (g) above will terminate immediately in respect of the recipient party if a bona fide solicited or unsolicited Alternative Transaction is publicly announced by a third party with respect to the other party.
The Support Agreements
      Each of the directors of Kensington, who collectively own approximately 3.8% of the issued and outstanding securities of Kensington, has (in his capacity as a holder of securities of Kensington) entered into a Support

Agreement with Shore Gold under which he has agreed, subject to certain terms and conditions, to support the Arrangement by, among other things, voting in favour of the Arrangement at the Meeting. Pursuant to the Support Agreements, each director of Kensington has agreed:

(a)	not to sell, assign, convey or otherwise transfer or dispose of any or all of such securityholder’s Kensington Shares, Kensington Options or Kensington Warrants, as applicable (the “Subject Securities”), provided that such securityholder may exercise or convert any of the Subject Securities in accordance with their terms and may sell, assign, convey or otherwise transfer or dispose of any or all of the Subject Securities (including those issued upon any exercise or conversion of Subject Securities) to a Related Person (as defined in the Support Agreements) provided that such Related Person enters into an agreement with Shore Gold on the same terms as the Support Agreement, or otherwise agrees with Shore Gold to be bound by the provisions thereof;

(b)	to do all such things and to take all such steps as may reasonably be required to be done or taken by such securityholder to cause all of the Subject Securities to be voted in favor of the Arrangement Resolution and any and all related matters contemplated by the Combination Agreement to be put before the Meeting and to be voted to oppose any proposed action by any person whatsoever which could prevent or delay the completion of the Arrangement and the transactions contemplated by the Combination Agreement;

(c)	not to solicit, initiate, invite or knowingly encourage (including by way of furnishing information or entering into any form of agreement, arrangement or understanding) the initiation of any inquiries or proposals, or participate in any discussions or negotiations, regarding (i) an Acquisition Proposal, (ii) except as provided by the terms of the Support Agreement, the direct or indirect acquisition or disposition of all or any of the securities of Kensington beneficially owned or controlled by the securityholder, or (iii) any action which is inconsistent with the successful completion of the Arrangement;

(d)	not to exercise any statutory or other right of dissent with respect to the Subject Securities which might be available to the securityholder in connection with the Arrangement; and

(e)	not to exercise any securityholder rights or remedies available at common law or pursuant to the Act or applicable securities legislation to delay, hinder, upset or challenge the Arrangement.
      The Support Agreements automatically terminate on the earlier of the Effective Date and the date on which the Combination Agreement is terminated in accordance with its terms.
CANADIAN FEDERAL INCOME TAX CONSIDERATIONS
      The following summary describes the principal federal income tax considerations of the Arrangement generally applicable to a Kensington Shareholder, holders of Kensington Options (in this section, “Optionholders”) and Kensington Warrants (in this section, “Warrantholders” and collectively with Kensington Shareholders and Optionholders, “Securityholders”). This summary is not applicable to a Securityholder that is (i) a “financial institution” for the purposes of the mark-to-market rules contained in the Tax Act, (ii) a “specified financial institution” as defined in the Tax Act or (iii) an interest in which is a “tax shelter investment” for the purposes of the Tax Act. Any such Securityholders should consult their own tax advisors.
      This summary is based upon the current provisions of the Tax Act, the regulations thereunder (the “Tax Regulations”), and counsel’s understanding of the current published administrative and assessing practices of the Canada Revenue Agency (the “CRA”). This summary also takes into account all specific proposals to amend the Tax Act and Tax Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in the law, whether by way of legislative, judicial or governmental action or decision, or changes in the administrative or assessing practices of the CRA. This summary also does not take into account provincial, territorial or foreign tax legislation or considerations, which may be different from those described in this summary.

      This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations and is not intended to be, nor should it be construed to be, legal, business or tax advice or representations to any particular Securityholder. Accordingly, Securityholders are advised and expected to consult with their own tax advisors for advice regarding the income tax consequences to them of the Arrangement.
Shareholders Resident in Canada
      The following portion of the summary is generally applicable to a Kensington Shareholder (a “Holder”) who, for the purposes of the Tax Act and at all relevant times, (i) holds its Kensington Shares, and will hold any Shore Gold Shares acquired upon the Amalgamation of Kensington and Shore Gold Subco pursuant to the Arrangement, as capital property, (ii) deals at arm’s length with Shore Gold, Shore Gold Subco and Kensington, and (iii) is not affiliated with Shore Gold, Shore Gold Subco or Kensington.
      Kensington Shares and Shore Gold Shares will generally be considered to be capital property to a Kensington Shareholder unless the Kensington Shareholder either holds such shares in the course of carrying on a business or has acquired such shares in a transaction or transactions considered to be an adventure in the nature of trade. Certain Kensington Shareholders who are residents of Canada for purposes of the Tax Act and whose Kensington Shares or Shore Gold Shares might not otherwise qualify as capital property may, in some circumstances, be entitled to make an irrevocable election in accordance with subsection 39(4) of the Tax Act to have such shares and every other “Canadian security” (as defined in the Tax Act) owned by such Kensington Shareholder deemed to be capital property in the taxation year of the election and in all subsequent taxation years.
Participation in the Arrangement
      A Holder who exchanges Kensington Shares for Shore Gold Shares pursuant to the Amalgamation will recognize neither a capital gain nor a capital loss as a result of the exchange. Such a Holder will be deemed to have disposed of the Holder’s Kensington Shares for proceeds of disposition equal to the Holder’s adjusted cost base in respect of such Kensington Shares immediately before the Amalgamation and to have acquired the Shore Gold Shares received on the Amalgamation at a cost equal to such proceeds of disposition (the “Rollover”). The adjusted cost base of Shore Gold Shares acquired on the exchange will be determined at any time by averaging the cost of such Shore Gold Shares with the adjusted cost base of any other Shore Gold Shares owned by the Holder as capital property at that time. Based on the current administrative practice of the CRA, a Holder who receives cash not exceeding $200 in lieu of a fraction of a Shore Gold Share that would otherwise have been received by the Holder upon the Amalgamation may still utilize the Rollover, but must either reduce the adjusted cost base of the Shore Gold Shares received by such Holder on the exchange by the amount of cash so received or recognize the capital gain or capital loss that would otherwise arise upon the disposition of such fraction of a Shore Gold Share.
Exercise of Dissent Rights
      A Holder that is a Dissenting Securityholder and who is deemed to have transferred the Kensington Shares to Shore Gold in consideration for a cash payment from Shore Gold equal to the fair value of such Kensington Shares will be considered to have disposed of the Kensington Shares for proceeds of disposition equal to the cash payment received by the Holder (less the amount of any interest awarded by a court in respect of such payment). Such a disposition of Kensington Shares by a Dissenting Securityholder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Dissenting Securityholder of the Kensington Shares immediately before the disposition. See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.
      Any interest awarded by a court to a Dissenting Securityholder will be included in computing the Holder’s income for purposes of the Tax Act, and where the Holder is a “Canadian controlled private corporation” (as defined in the Tax), will be included in its “aggregate investment income” for purposes of the additional refundable tax described below under the heading “Taxation of Capital Gains and Capital Losses”.
      Additional income tax considerations may be relevant to Dissenting Securityholders who fail to perfect or withdraw their claims pursuant to the Dissent Rights. Holders who are considering exercising Dissent Rights in connection with the Arrangement are urged to consult with their tax advisors with respect to the tax consequences of such action.
Holding and Disposing of Shore Gold Shares

Dividends on Shore Gold Shares
      In the case of a Holder who is an individual, dividends received or deemed to be received on a Shore Gold Share acquired by the Holder under the Arrangement will be included in the Holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from taxable Canadian corporations. A Holder that is a corporation will include such dividends in computing its income and generally will be entitled to deduct the amount of such dividends in computing its taxable income. A Holder that is a “private corporation” (as defined in the Tax Act) or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable under Part IV of the Tax Act to pay a refundable tax of 33 1/3% on dividends received or deemed to be received on a Shore Gold Share to the extent such dividends are deductible in computing the Holder’s taxable income. A Holder that is, throughout the relevant taxation year, a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends that are not deductible in computing taxable income.

Disposition of Shore Gold Shares
      A Holder who disposes or is deemed to dispose of Shore Gold Shares will realize a capital gain (or capital loss) equal to the amount by which the actual or deemed proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Shore Gold Shares at such time. See “Taxation of Capital Gains and Capital Losses” below for a general discussion of the treatment of capital gains and capital losses under the Tax Act.
Taxation of Capital Gains and Capital Losses
      One-half of any capital gain (a “taxable capital gain”) realized by a Holder in a taxation year will be included in the Holder’s income in the year of disposition and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Holder in a taxation year will be required to be deducted from taxable capital gains realized by the Holder in such year. Allowable capital losses not deducted in the taxation year in which they are realized may ordinarily be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent year against net taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.
      Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to “alternative minimum tax” under the Tax Act. A Holder that is, throughout the relevant taxation year, a Canadian-controlled private corporation (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.
      If the Holder is a corporation, the amount of any capital loss otherwise arising upon the disposition or deemed disposition of a Shore Gold Share may be reduced by the amount of dividends previously received or deemed to have been received by it on the share to the extent and under the circumstances prescribed in the Tax Act. Similar rules may apply where the corporation is a member of a partnership or a beneficiary of a trust that owns Kensington Shares or Shore Gold Shares or where a partnership or trust of which a corporation is a member or a beneficiary is a member of a partnership or a beneficiary of a trust that owns Kensington Shares or Shore Gold Shares. For this purpose, after the exchange of Kensington Shares for Shore Gold Shares on the Amalgamation, a dividend that was received or was deemed to have been received on the Shore Gold Shares received in exchange therefor may reduce any capital loss arising from the disposition of the Shore Gold Shares. Holders to whom these rules may be relevant should consult their own tax advisors.

Eligibility for Investment
      Provided the Shore Gold Shares are listed on a prescribed stock exchange in Canada (which currently includes the TSX), the Shore Gold Shares will be qualified investments under the Tax Act and the regulations thereunder for trusts governed by registered retirement savings plans (“RRSPs”), registered retirement income funds (“RRIFs”), deferred profit sharing plans (“DPSPs”) and registered education savings plans (“RESPs”).
Shareholders Not Resident in Canada
      The following portion of the summary describes the principal Canadian federal income tax considerations generally applicable to a Kensington Shareholder who for the purposes of the Tax Act and at all relevant times, (i) has not been, is not and will not be resident or deemed to be resident in Canada, and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Kensington Shares or Shore Gold Shares in connection with carrying on a business in Canada (a “Non-Resident Holder”). Special rules which are not discussed in this summary may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.
      The following portion of the summary is generally applicable to a Non-Resident Holder who, at all relevant times, for the purposes of the Tax Act and any applicable income tax treaty, (i) holds its Kensington Shares, and will hold any Shore Gold Shares acquired upon the Arrangement, as capital property, (ii) deals at arm’s length with each of Shore Gold, Kensington and Shore Gold Subco, (iii) is not affiliated with Shore Gold, Kensington or Shore Gold Subco, and (iv) will not, either alone or together with other persons with whom it does not deal at arm’s length, either control Shore Gold immediately following the Effective Date or beneficially own shares of Shore Gold which have a fair market value in excess of 50% of the fair market value of all outstanding Shore Gold Shares immediately following the Effective Date.
Participation in the Arrangement and Exercise of Dissent Rights
      The consequences under the Tax Act of the Arrangement to a Non-Resident Shareholder, including Non-Resident Shareholders who dissent to the Arrangement, will generally be as described under “Shareholders Resident in Canada — Participation in the Arrangement. However, any interest awarded by a court to a dissenting Non-Resident Shareholder will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. Under the Canada-United States Tax Convention (1980) (the “U.S. Treaty”), the rate of withholding tax on interest paid to a Non-Resident Shareholder that is resident in the United States for purposes of the U.S. Treaty (in this summary, a “U.S. Holder”) is generally reduced to 10%. To the extent that an amount paid to a dissenting Non-Resident Shareholder is treated as a dividend paid to that Shareholder, such dividend will be subject to Canadian withholding tax at a rate of 25%, subject to reduction under the provisions of an applicable income tax treaty. Under the U.S. Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally reduced to 15%. Non-Resident Shareholders should consult their own tax advisors as to the tax consequences to them under the Tax Act of participating in the Arrangement or dissenting thereto.
Holding and Disposing of Shore Gold Shares
      A Non-Resident Shareholder will not be liable to Canadian tax on a disposition of a Shore Gold Share unless such share constitutes taxable Canadian property that is not treaty-protected property to the Non-Resident Shareholder. A Shore Gold Share acquired on the Amalgamation generally will not constitute taxable Canadian property to a Non-Resident Shareholder at a particular time provided the Shore Gold Shares are listed on a prescribed stock exchange (which includes the TSX and the NYSE) at that time and the Non-Resident Shareholder, persons with whom the Non-Resident Shareholder does not deal at arm’s length, or the Non-Resident Shareholder together with such persons, have not owned 25% or more of the issued shares of any class or series of Shore Gold at any time during the 60-month period that ends at that time. If the Kensington Shares are taxable Canadian property to a Non-Resident Shareholder, the Shore Gold Shares received in exchange therefor on the Amalgamation will be deemed to be taxable Canadian property.
      Dividends paid or deemed paid to a Non-Resident Shareholder on the Shore Gold Shares will be subject to Canadian withholding tax at a rate of 25%, which rate may be reduced under the provisions of an applicable income tax treaty. Under the U.S. Treaty, the rate of withholding tax on dividends paid to a U.S. Holder is generally reduced to 15%.

Dividends on Shore Gold Shares
      Dividends on Shore Gold Shares paid or credited or deemed to be paid or credited to a Non-Resident Holder will be subject to Canadian withholding tax under the Tax Act at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax treaty or convention. For example, under the U.S. Treaty, the rate of withholding tax will generally be reduced to 15% for Non-Resident Holders who are residents of the United States.
Holders of Kensington Options
      This summary is applicable only in respect of the acquisition by Shore Gold of a Kensington Option in exchange for an option to purchase Shore Gold Shares. This summary is applicable to Optionholders who are current or former employees of Kensington, who deal at arm’s length with Kensington and who received their Kensington Options in respect of, in the course of, or by virtue of, employment.
      An Optionholder who exchanges such option for an option to purchase Shore Gold Shares will not be considered to have disposed of the Kensington Option provided (i) the only consideration received by the holder on such exchange is an option to purchase Shore Gold Shares, and (ii) the total value immediately after the exchange of Shore Gold Shares the holder is entitled to acquire under such option (in excess of the total amount payable by the holder to acquire the Shore Gold Shares) does not exceed the total value immediately before the exchange of the Kensington Shares the holder was entitled to acquire under the Kensington Option (in excess of the total amount payable by the holder to acquire the Kensington Shares).
Holders of Kensington Warrants
      Holders of Kensington Warrants to whom such Kensington Warrants are capital property will not realize a capital gain or a capital loss as a result of the exchange of Kensington Warrants for warrants to acquire Shore Gold Shares on the Amalgamation. The cost of each Shore Gold warrant so acquired will be equal to the adjusted cost base to the holder immediately before the Amalgamation of the Kensington Warrant exchanged therefor. Where a holder of Kensington Warrants is not and is not deemed to be resident in Canada, each Shore Gold warrant so acquired will be deemed to be taxable Canadian property to such holder if the Kensington Warrant exchanged therefor was taxable Canadian property to such holder. A Kensington Warrant generally will not be taxable Canadian property to a holder thereof who is not resident or deemed resident in Canada and does not hold the Kensington Warrant in the course of carrying on a business in Canada unless, at any time during the 60-month period immediately preceding the disposition thereof, the holder, persons with whom the holder does not deal at arm’s length or the holder and such persons together owned 25% or more of the issued shares of any class or series of shares of Kensington. Shore Gold warrants will be qualified investments for purposes of the Tax Act for Deferred Income Plans and registered education savings plans and will not be “foreign property” for purposes of the Tax Act. See “Shareholders Resident in Canada — Eligibility for Investment” above.
UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
      The following is a summary of the anticipated material U.S. federal income tax consequences to U.S. Holders (as defined below) arising from and relating to the Arrangement.
      This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax consequences that may apply to a U.S. Holder as a result of the Arrangement. In addition, this summary does not take into account the individual facts and circumstances of any particular U.S. Holder that may affect the U.S. federal income tax consequences of the Arrangement to such U.S. Holder. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any U.S. Holder. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.
      TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY YOU, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE

INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED IN THIS CIRCULAR; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.
Scope of this Disclosure
Authorities
      This summary is based on the Code, Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS, and U.S. court decisions that are applicable as of the date of this Circular. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive basis. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive basis.
U.S. Holders
      For purposes of this summary, a “U.S. Holder” is a beneficial owner of Kensington Shares that, for U.S. federal income tax purposes, is (a) a citizen or resident of the U.S., (b) a corporation, or other entity classified as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the U.S. or any state thereof, including the District of Columbia, (c) an estate if the income of such estate is subject to U.S. federal income tax regardless of its source, or (d) a trust if (i) such trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes or (ii) a U.S. court is able to exercise primary supervision over the administration of such trust and one or more U.S. persons have the authority to control all substantial decisions of such trust.
Non-U.S. Holders
      A “non-U.S. Holder” is a beneficial owner of Kensington Shares other than a U.S. Holder. This summary does not address the U.S. federal income tax consequences of the Arrangement to non-U.S. Holders. Accordingly, non-U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences (including the potential application and operation of any tax treaties) of the Arrangement.
U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed
      This summary does not address the U.S. federal income tax consequences of the Arrangement to U.S. Holders that are subject to special provisions under the Code, including the following U.S. Holders: (a) U.S. Holders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (b) U.S. Holders that are financial institutions, insurance companies, real estate investment trusts, or regulated investment companies or that are broker-dealers or dealers in securities; (c) U.S. Holders that have a “functional currency” other than the U.S. dollar; (d) U.S. Holders subject to the alternative minimum tax provisions of the Code; (e) U.S. Holders that own Kensington Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (f) U.S. Holders that acquired Kensington Shares through the exercise of employee stock options or otherwise as compensation for services; (g) partners of partnerships that hold Kensington Shares or owners of other entities classified as partnerships or “pass-through” entities for U.S. federal income tax purposes that hold Kensington Shares; and (h) U.S. Holders that hold Kensington Shares other than as a capital asset within the meaning of Section 1221 of the Code. U.S. Holders that are subject to special provisions under the Code, including U.S. Holders described immediately above, should consult their own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.
      If a partnership (including any entity treated as a partnership for U.S. federal income tax purposes) is the beneficial owner of Kensington Shares, the tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. Partners in such a partnership should consult their own financial advisor, legal counsel or accountant as to the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.
Tax Consequences in Other Jurisdictions Not Addressed
      This summary does not address the U.S. state or local tax consequences, or the tax consequences in jurisdictions other than the U.S., of the Arrangement to U.S. Holders. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the U.S. federal, U.S. state and local, and foreign tax consequences of the Arrangement.
Treaty Application to Certain Persons
      U.S. Holders who do not maintain a substantial presence, permanent home, or habitual abode in the U.S., or whose personal and economic relations are not closer to the U.S. than to any other country (other than Canada), may be unable to benefit from the provisions of the Convention Between the United States of America and Canada with Respect to Taxes on Income and on Capital, signed September 26, 1980, as amended (the “Canada-U.S. Tax Convention”). U.S. Holders described immediately above should consult their own financial advisor, legal counsel, or accountant regarding the availability of benefits under the Canada-U.S. Tax Convention.
Transactions Not Addressed
      This summary does not address the U.S. federal income tax consequences to U.S. Holders of transactions entered into prior to, concurrently with, or subsequent to the Arrangement (regardless of whether any such transaction is undertaken in connection with the Arrangement), including, but not limited to, the following transactions: (a) any exercise of any stock option, warrant, or other right or obligation to acquire Kensington Shares; (b) any conversion of any note, debenture, or other debt instrument of Kensington into Kensington Shares; (c) any conversion of one class of shares of Kensington into a different class of shares of Kensington; (d) any conversion or exchange of any stock option, warrant, or other right to acquire Kensington Shares into a stock option, warrant, or other right to acquire Shore Gold Shares; or (e) any assumption by Shore Gold of any stock option, warrant, or other right to acquire Kensington Shares.
U.S. Federal Income Tax Consequences of the Arrangement
The Arrangement as a Tax-Deferred Reorganization
      The Arrangement will be effected under applicable provisions of Canadian corporate law which are technically different from analogous provisions of U.S. corporate law. Whether the Arrangement will qualify as a tax-deferred reorganization under Section 368(a) of the Code (a “Reorganization”) will depend on the resolution of numerous factual issues, some of which may not be known until the Effective Time, and the application of complicated U.S. federal income tax laws. Based on currently available information, and subject to the favorable resolution of certain factual issues, Shore Gold and Kensington presently anticipate that they each will treat the Arrangement as a Reorganization. However, there can be no assurance that the IRS will not challenge the status of the Arrangement as a Reorganization or that the U.S. courts will uphold the status of the Arrangement as a Reorganization in the event of an IRS challenge.
Potential Qualification of the Arrangement as a Reorganization
      The Arrangement will not qualify as a Reorganization if the sum of the following amounts exceeds 20% of the fair market value of Kensington’s total assets: (a) cash paid by Shore Gold to Kensington, or to holders of Kensington Shares in exchange for their Kensington Shares, in any transaction that is properly treated as an integrated transaction with the Arrangement, (b) cash paid, directly or indirectly, by Shore Gold to Registered Securityholders or holders of Kensington Options upon the exercise of the right to dissent from the Arrangement, (c) the liabilities of Kensington assumed by Amalgamated Kensington, and the liabilities to which the assets of Kensington that are acquired by Amalgamated Kensington are subject, in the Arrangement, and (d) the liabilities of Kensington assumed by Shore Gold (including Kensington Options and Kensington Warrants assumed by Shore Gold).

      The requirements that must be satisfied in order for the Arrangement to qualify as a Reorganization are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding these requirements.
Consequences to U.S. Holders if the Arrangement Qualifies as a Reorganization
      If the Arrangement qualifies as a Reorganization, subject to the Section 367 rules and “passive foreign investment company” rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)	no gain or loss should be recognized by a U.S. Holder that exchanges Kensington Shares for Shore Gold Shares pursuant to the Arrangement (except as discussed below with respect to cash received in lieu of fractional shares of Shore Gold);

(b)	the tax basis of a U.S. Holder in the Shore Gold Shares acquired in exchange for Kensington Shares pursuant to the Arrangement should be equal to such U.S. Holder’s tax basis in the Kensington Shares exchanged; and

(c)	the holding period of a U.S. Holder for the Shore Gold Shares acquired in exchange for Kensington Shares pursuant to the Arrangement should include such U.S. Holder’s holding period for the Kensington Shares exchanged.
      A U.S. Holder who receives cash instead of fractional Shore Gold Shares should recognize gain or loss for U.S. federal income tax purposes based on the difference between (i) the amount of the cash received instead of the fractional share and (ii) the U.S. Holder’s tax basis in such fractional share, which gain should be capital gain, subject to the PFIC rules discussed below.
Information Reporting
      If the Arrangement qualifies as a Reorganization, U.S. Holders that exchange Kensington Shares for Shore Gold Shares pursuant to the Arrangement generally will be required to report certain information to the IRS on their U.S. federal income tax returns for the taxable year in which the Arrangement occurs and to retain certain records related to the Arrangement. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting and record retention responsibilities in connection with the Arrangement.
Section 367 Rules; Gain Recognition Agreements
      Section 367 of the Code requires a U.S. Holder that owns (applying certain ownership attribution rules under Section 318 of the Code), immediately after the Arrangement, Shore Gold Shares representing five percent (5%) or more of the total voting power or the total value of all of the outstanding stock of Shore Gold (a “5% Shareholder”) to enter into a gain recognition agreement (“GRA”) in order to preserve Reorganization treatment with respect to the Arrangement. Generally, the GRA would require a 5% Shareholder to recognize the gain realized but not recognized pursuant to the Arrangement if, before the close of the fifth full taxable year following the close of the taxable year of the Arrangement, Amalgamated Kensington were to dispose (other than in certain tax-deferred transfers) of “substantially all” of its assets or certain other transactions were to occur. A 5% Shareholder would be required to report such gain on an amended U.S. federal income tax return for the taxable year of the Arrangement, unless such 5% Shareholder elects in its GRA to recognize such gain in the taxable year that such gain under the GRA is triggered. In addition to the tax payable with respect to such gain, the 5% Shareholder would be required to pay interest on such tax as if such tax were payable for the taxable year of the Arrangement. A 5% Shareholder who files a GRA will also be required to file a waiver of the period of limitation on the assessment of tax regarding such gain and an annual certification statement for the term of the GRA. U.S. Holders should consult their own financial advisor, legal counsel, or accountant regarding the requirements of Section 367 of the Code, including the requirement for entering into a GRA and the operation of a GRA.

The Arrangement as a Taxable Transaction
      Although Shore Gold and Kensington presently anticipate that they each will treat the Arrangement as a Reorganization, it is unclear whether the Arrangement will qualify as a Reorganization. Accordingly, the Arrangement may be treated as a taxable transaction for U.S. federal income tax purposes.
      If the Arrangement does not qualify as a Reorganization, subject to the “passive foreign investment company” rules discussed below, the following U.S. federal income tax consequences should result to U.S. Holders:

(a)	a U.S. Holder should recognize gain or loss in an amount equal to the difference, if any, between (i) the fair market value of Shore Gold Shares received and any cash consideration received (including cash in lieu of fractional Shore Gold Shares) by such U.S. Holder in the Arrangement and (ii) the tax basis of such U.S. Holder in the Kensington Shares exchanged in the Arrangement;

(b)	the tax basis of a U.S. Holder in the Shore Gold Shares acquired in exchange for Kensington Shares pursuant to the Arrangement should be equal to the fair market value of the Shore Gold Shares on the date of receipt; and

(c)	the holding period of a U.S. Holder for the Shore Gold Shares acquired in exchange for Kensington Shares pursuant to the Arrangement should begin on the day after the date of receipt.
      Subject to the “passive foreign investment company” rules discussed below, the gain or loss described in clause (a) immediately above should be capital gain or loss, which will be long-term capital gain or loss if the Kensington Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.
Dissenting U.S. Holders
      A U.S. Holder that exercises the right to dissent from the Arrangement should recognize gain or loss in an amount equal to the difference, if any, between (a) the amount of cash received by such U.S. Holder in exchange for the Kensington Shares (other than amounts, if any, that are or are deemed to be interest for U.S. federal income tax purposes, which amounts will be taxed as ordinary income) and (b) the tax basis of such U.S. Holder in the Kensington Shares.
      Subject to the “passive foreign investment company” rules discussed below, such gain or loss should be capital gain or loss, which will be long-term capital gain or loss if the Kensington Shares are held for more than one year. Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses and net capital losses are subject to complex limitations.
Potential Application of the PFIC Rules to the Arrangement
Qualification of Kensington and Shore Gold as a PFIC
      A foreign corporation generally will be a “passive foreign investment company” under Section 1297 of the Code (a “PFIC”) if, for a taxable year, (a) 75% or more of the gross income of the foreign corporation for such taxable year is passive income or (b) 50% or more of the assets held by the foreign corporation either produce passive income or are held for the production of passive income, generally based on the fair market value of such assets. “Passive income” includes, for example, dividends, interest, certain rents and royalties, certain gains from the sale of stock and securities, and certain gains from commodities transactions.
      For purposes of the PFIC income test and assets test described above, if a foreign corporation owns, directly or indirectly, 25% or more of the total value of the outstanding shares of another foreign corporation, the foreign corporation will be treated as if it (a) held a proportionate share of the assets of such other foreign corporation and (b) received directly a proportionate share of the income of such other foreign corporation. In addition, for purposes of the PFIC income test and asset test described above, “passive income” does not include any interest, dividends, rents, or royalties that are received or accrued by a foreign corporation from a “related person” (as defined in

Section 954(d)(3) of the Code), to the extent such items are properly allocable to the income of such related person that is not passive income.
      Kensington believes that it will be a PFIC for the current taxable year and that it was a PFIC during its prior taxable years. Based on currently available information, Shore Gold expects that it will be a PFIC for the taxable year that includes the day after the Effective Date. There can be no assurance, however, that the IRS will not challenge the determination made by Kensington or Shore Gold concerning their respective PFIC status.
Effect of PFIC Rules on the Arrangement as a Tax-Deferred Reorganization
      In the event that Kensington qualifies as a PFIC, certain proposed Treasury Regulations under Section 1291(f) of the Code (the “Proposed PFIC Regulations”) may cause a U.S. Holder to recognize gain (but not loss) on the exchange of Kensington Shares for Shore Gold Shares pursuant to the Arrangement (even if the Arrangement otherwise qualifies as a Reorganization).
      The effect of the Proposed PFIC Regulations on a U.S. Holder may depend on whether such U.S. Holder has made a timely and effective election to treat Kensington as a “qualified electing fund” or “QEF” under Section 1295 of the Code for the tax year that is the first year in such U.S. Holder’s holding period for the Kensington Shares during which Kensington qualified as a PFIC (a “QEF Election”). In this summary, a U.S. Holder that has made a timely and effective QEF Election is referred to as an “Electing Shareholder” and a U.S. Holder that has not made a timely and effective QEF Election is referred to as a “Non-Electing Shareholder.”
      If a U.S. Holder has not made a timely and effective QEF Election, such U.S. Holder may qualify as an Electing Shareholder by filing, on a timely filed U.S. income tax return (including extensions), a QEF Election and a “deemed sale election” to recognize, under the rules of Section 1291 of the Code, any gain that such U.S. Holder would otherwise recognize if such U.S. Holder sold the Kensington Shares on the qualification date. The “qualification date” is the first day of Kensington’s tax year in which Kensington qualified as a QEF with respect to such U.S. Holder. The deemed sale election may be made only if such U.S. Holder held Kensington Shares on the qualification date.
      U.S. Holders should be aware that there can be no assurance that Kensington will satisfy record keeping requirements that apply to a QEF, or that Kensington will supply U.S. Holders with information that such U.S. Holders require to report under the QEF rules, in event that Kensington is a PFIC and a U.S. Holder wishes to make a QEF Election.

Electing Shareholders
      Under the Proposed PFIC Regulations, an Electing Shareholder is not required to recognize gain upon a Reorganization. Accordingly, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations should not cause an Electing Shareholder to recognize gain on the exchange of Kensington Shares for Shore Gold Shares pursuant to the Arrangement.

Non-Electing Shareholders
      Under the Proposed PFIC Regulations, a Non-Electing Shareholder is not required to recognize gain upon a Reorganization if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that qualifies as a PFIC for its taxable year that includes the day after the exchange. However, a Non-Electing Shareholder will recognize gain (but not loss) upon a Reorganization if such Non-Electing Shareholder exchanges stock in a PFIC for stock of the same or another foreign corporation that does not qualify as a PFIC for its taxable year that includes the day after the exchange.
      As discussed above, based on currently available information, Shore Gold expects that it will be a PFIC for the taxable year that includes the day after the Effective Date. If Shore Gold does qualify as a PFIC for its taxable year that includes the day after the Effective Date, assuming that the Arrangement qualifies as a Reorganization, the Proposed PFIC Regulations should not cause a Non-Electing Shareholder to recognize gain on the exchange of Kensington Shares for Shore Gold Shares pursuant to the Arrangement.

      If Shore Gold does not qualify as a PFIC for its taxable year that includes the day after the Effective Date, under the Proposed PFIC Regulations, a Non-Electing Shareholder will recognize gain (but not loss) on the Arrangement (even if the Arrangement otherwise qualifies as a Reorganization). The amount of such gain recognized by a Non-Electing Shareholder will be equal to the difference, if any, between (a) the fair market value of the Shore Gold Shares received by such U.S. Holder pursuant to the Arrangement and (b) the tax basis of such U.S. Holder in the Kensington Shares exchanged pursuant to the Arrangement. Such gain recognized by a Non-Electing Shareholder will (a) be allocated pro rata over such Non-Electing Shareholder’s holding period for the Kensington Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to each such prior year.

PFIC Information Reporting
      The Proposed PFIC Regulations require a Non-Electing Shareholder to report certain information to the IRS on Form 8621 together with such Non-Electing Shareholder’s U.S. federal income tax return for the taxable year in which the Arrangement occurs. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding its information reporting responsibilities under the Proposed PFIC Regulations in connection with the Arrangement.

Mark to Market Election
      The Proposed PFIC Regulations do not address the effect of a mark-to-market election under Section 1296 of the Code (a “Mark-to-Market Election”) on whether a U.S. Holder will recognize gain or loss on the exchange of Kensington Shares for Shore Gold Shares pursuant to the Arrangement. In addition, the IRS has not issued any other guidance regarding the effect of a Mark-to-Market Election on transfers of stock of a PFIC that would otherwise be tax-deferred (including transfers pursuant to a Reorganization). Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the effect that a Mark-to-Market Election may have on whether gain or loss is recognized on the exchange of Kensington Shares for Shore Gold Shares pursuant to the Arrangement.

Status of Proposed PFIC Regulations
      The Proposed PFIC Regulations are currently drafted to be effective for transactions occurring on or after April 11, 1992. If the Proposed PFIC Regulations are adopted in their current form, the U.S. federal income tax consequences to a U.S. Holder should be as described above. However, because the Proposed PFIC Regulations have not been adopted in final form, the Proposed PFIC regulations are not currently effective and there can be assurance that the Proposed PFIC regulations will be finally adopted in their current form or with the effective date proposed. The IRS has announced that, in the absence of final Treasury Regulations, taxpayers may apply reasonable interpretations of the provisions of the Code applicable to PFICs and that the rules set forth in the Proposed PFIC Regulations are a reasonable interpretation of those Code provisions.
Effect of PFIC Rules on the Arrangement as a Taxable Arrangement
      In the event that Kensington qualifies as a PFIC, the PFIC rules will apply to gain or loss recognized by a U.S. Holder on the exchange of Kensington Shares for Shore Gold Shares pursuant to the Arrangement if the Arrangement is treated as a taxable transaction for U.S. federal income tax purposes. The PFIC rules will also apply to gain or loss recognized by a U.S. Holder that exercises the right to dissent from the Arrangement and is paid cash for such U.S. Holder’s Kensington Shares.
      Under the PFIC rules, gain recognized in the Arrangement by a Non-Electing Shareholder generally will (a) be allocated pro rata over such Non-Electing Shareholder’s holding period for the Kensington Shares, (b) be subject to U.S. federal income tax at the highest rate applicable to ordinary income in each such year, and (c) result in an interest charge on any U.S. federal income tax liability for each prior year, calculated as if such tax had been due with respect to such prior year. In addition, under the PFIC rules, gain or loss recognized in the Arrangement by a U.S. Holder that has made a Mark-to-Market Election generally will be ordinary income or loss (in the case of loss, not to exceed the excess, if any, of (a) the amount included in ordinary income because of such Mark-to-

Market Election for prior taxable years over (b) the amount allowed as a deduction because of such Mark-to-Market Election for prior taxable years). However, gain or loss recognized in the Arrangement by an Electing Shareholder should be capital gain or loss.
      The PFIC rules are complex, and each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the PFIC rules and how the PFIC rules may affect the U.S. federal income tax consequences of the Arrangement.
Information Reporting; Backup Withholding Tax
      Payments made within the U.S. of proceeds arising from the sale or other taxable disposition of Kensington Shares generally will be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (a) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (b) furnishes an incorrect U.S. taxpayer identification number, (c) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (d) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, U.S. Holders that are corporations generally are excluded from these information reporting and backup withholding tax rules. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS. A U.S. Holder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the IRS. Each U.S. Holder should consult its own financial advisor, legal counsel, or accountant regarding the information reporting and backup withholding tax rules.
No Legal Opinion or IRS Ruling
      No legal opinion from U.S. legal counsel or ruling from the IRS has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the Arrangement to U.S. Holders. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the positions taken in this summary.
REGULATORY MATTERS
Canadian Securities Matters
      The securities of Shore Gold issued to Kensington Securityholders pursuant to the Arrangement will be issued in reliance on statutory exemptions from the prospectus and registration requirements of applicable securities laws in all of the provinces of Canada. The securities of Shore Gold issued to Kensington Securityholders pursuant to the Arrangement will generally be “freely tradeable” in all provinces of Canada provided that: (i) the resale of such securities is made through a registered dealer, (ii) no unusual effort is made to prepare the market or to create a demand for the securities and no extraordinary commission or consideration is paid in respect of the trade, (iii) the resale is not made by a “control person” as defined by applicable securities legislation, (iv) if the seller is an insider or officer of Shore Gold, the seller has no reasonable grounds to believe Shore Gold is in default of Securities Legislation, and (v) there are no cease trade orders or other orders prohibiting trading of the securities.
      The completion of the Arrangement is subject to receipt of all necessary regulatory approvals, including certain approvals of the TSX. See “The Combination Agreement and Related Agreements — Conditions to Closing”. The TSX has conditionally approved the listing of the Shore Gold Shares to be issued or made issuable pursuant to the Arrangement, and the listing of the warrants of Shore Gold to be issued in exchange for the Kensington Warrants which are currently listed on the TSX Venture Exchange, subject to Shore Gold fulfilling the listing requirements of the TSX.

U.S. Securities Matters
      In October 1994, Kensington filed a registration statement on Form 20-F with the SEC pursuant to which its common shares were registered under Section 12(g) of the U.S. Exchange Act and Kensington became a reporting issuer in the United States. Pursuant to Section 13(a) of the U.S. Exchange Act, Kensington is required to file with the SEC annual reports on Form 20-F and is required to furnish to the SEC under cover of Form 6-K certain information that it publicly discloses in Canada. Due to certain financial constraints to which Kensington was subject in the late 1990’s but which have since been resolved, Kensington has failed to comply with its continuous reporting obligations under the U.S. Exchange Act and has accordingly been in default under the U.S. Exchange Act since 1996.
      Pursuant to Rule 12g-3(a) under the U.S. Exchange Act, upon completion of the Arrangement, the Shore Gold Shares that are issued to Kensington Shareholders will be deemed to be registered under Section 12(g) of the U.S. Exchange Act and Shore Gold will “succeed” to Kensington’s continuous reporting obligations in the United States. In the event that Kensington is no longer a reporting issuer in the United States as of the Effective Date, Shore Gold would not succeed to Kensington’s registration status upon completion of the Arrangement.
      Pursuant to the Combination Agreement, Kensington has agreed to use commercially reasonable efforts in cooperation with Shore Gold to take all such actions (including all filings and applications with the SEC), as are necessary or desirable in order to terminate, if possible, the registration of Kensington Shares under Section 12 of the U.S. Exchange Act prior to the completion of the Arrangement so that, upon completion of the Arrangement, Shore Gold will not become subject to, or shall be exempt from the substantive requirements of, any reporting or other requirements under the securities laws of the United States, including the Sarbanes-Oxley Act of 2002 (which shall be deemed to be satisfied if Shore Gold is only subject to a requirement to furnish copies of its Canadian continuous disclosure documents to the SEC).
      Kensington, in conjunction with its United States counsel, has determined that, due to the number of its shareholders both in the United States and globally, it will not be eligible to terminate registration of the Kensington Shares with the SEC prior to the Effective Date. However, following the Effective Date, Kensington will be a wholly-owned subsidiary of Shore Gold and Kensington is advised that it should then be able to terminate such registration provided that it is then in good standing with respect to its filings with the SEC. In order to do so, Kensington has undertaken to take such steps as are necessary to bring itself into good standing with respect to its filings with the SEC, including filing of certain required reports.
      Kensington is advised that, as it would not be eligible to terminate its reporting status in the United States prior to the Effective Date, on the Effective Date Shore Gold will become a reporting issuer in the United States. Shore has informed Kensington that its intention following the Effective Date is to comply with the continuous reporting requirements of the U.S. Exchange Act on a going-forward basis.
Issuance of Securities by Shore Gold Pursuant to the Arrangement
      The issuance of securities by Shore Gold pursuant to the Arrangement will not be registered under the U.S. Securities Act or the securities laws of any state of the United States and will be effected in reliance upon the exemption from registration under the U.S. Securities Act provided by Section 3(a)(10) thereof and exemptions provided under the securities laws of each state of the United States in which Kensington Securityholders reside. Section 3(a)(10) of the U.S. Securities Act exempts from registration a security that is issued in exchange for outstanding securities where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange have the right to appear, by a court or by a governmental authority expressly authorized by law to grant such approval. Accordingly, the Final Order of the Court will, if granted, constitute a basis for the exemption from the registration requirements of the U.S. Securities Act with respect to the distribution of the securities of Shore Gold to Kensington Securityholders in connection with the Arrangement.
U.S. Resale Restrictions
      Securities of Shore Gold received by a holder who will be an “affiliate” of Shore Gold after the Arrangement or is an “affiliate” of Shore Gold or Kensington prior to the Arrangement will be subject to certain restrictions on resale imposed by the U.S. Securities Act. As defined in Rule 144 under the U.S. Securities Act, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the issuer.
      Persons who are not affiliates of Kensington prior to the Arrangement and who are not affiliates of Shore Gold after the Arrangement may resell the securities of Shore Gold that they receive in connection with the Arrangement in the United States without restriction under the U.S. Securities Act. Persons who are affiliates of Kensington prior to the Arrangement may not sell the securities of Shore Gold that they receive in connection with the Arrangement in the absence of registration under the U.S. Securities Act, unless an exemption from registration is available, such as the exemptions contained in Rule 145(d) or Regulation S under the U.S. Securities Act.
      In general, under Rule 145(d), persons who are affiliates of Kensington prior to the Arrangement will be entitled to sell in the United States, during any three-month period, a portion of the Shore Gold Shares and warrants to acquire Shore Gold Shares that they receive in connection with the Arrangement, provided that the number of such shares or warrants sold does not exceed the greater of one percent of the then outstanding securities of such class or, if such securities are listed on a United States securities exchange or traded on the Nasdaq Stock Market, the average weekly trading volume of such securities during the four-week period preceding the date of sale, subject to specified restrictions on manner of sale, notice requirements, aggregation rules and the availability of current public information about Shore Gold. Persons who are affiliates of Kensington prior to the Arrangement but who are not affiliates of Shore Gold after the Arrangement and who hold their Shore Gold Shares and warrants to acquire Shore Gold Shares received in connection with the Arrangement for a period of one year after the Arrangement, may sell such shares and warrants in the United States without regard to the volume and manner of sale restrictions set forth in the preceding sentence, provided that current public information about Shore Gold is available. Persons who are affiliates of Kensington prior to the Arrangement and who hold their Shore Gold Shares and warrants to acquire Shore Gold Shares received in connection with the Arrangement for a period of two years after the Arrangement may sell such shares and warrants in the United States, without any of the above restrictions, provided that they have not been affiliates of Shore Gold during the three-month period preceding the resale. Persons who are affiliates of Kensington prior to the Arrangement and who are affiliates of Shore Gold after the Arrangement will continue to be subject to the sale restrictions described in the first sentence of this paragraph for so long as they continue to be affiliates of Shore Gold.
      In general, under Regulation S, persons who are affiliates of Kensington prior to the Arrangement and who are not affiliates of Shore Gold after the Arrangement or who are affiliates of Shore Gold solely by virtue of their status as an officer or director of Shore Gold may sell their Shore Gold Shares or warrants to acquire Shore Gold Shares outside the United States in an “offshore transaction” (which would include a sale through the TSX) if neither the seller nor any person acting on its behalf engages in “directed selling efforts” in the United States. In the case of a sale of Shore Gold Shares or warrants to acquire Shore Gold Shares by an officer or director who is an affiliate of Shore Gold solely by virtue of holding such position, there would be an additional requirement that no selling commission, fee or other remuneration is paid in connection with such sale other than a usual and customary broker’s commission. For purposes of Regulation S, “directed selling efforts” means “any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the securities being offered” in the sale transaction. Certain additional and significant restrictions are applicable to a holder of Shore Gold Shares or warrants to acquire Shore Gold Shares who is an affiliate of Shore Gold after the Arrangement other than by virtue of his or her status as an officer or director of Shore Gold.
Shore Gold Shares Underlying Options and Warrants
      As of the date hereof, the distribution of Shore Gold Shares to be issued upon exercise of warrants or options of Shore Gold pursuant to the Arrangement has not been registered under the U.S. Securities Act or any applicable state securities laws of the United States. Warrants and options to acquire Shore Gold Shares may not be exercised by any U.S. Person or by any person within the United States (as such terms are defined under Regulation S under the U.S. Securities Act) or for the account or benefit of any U.S. Person or any person within the United States unless the distribution of such Shore Gold Shares issuable upon the exercise thereof is registered under the U.S. Securities Act and the securities laws of all applicable states of the United States or exemptions from such registration requirements are available.

      The foregoing discussion is only a general overview of certain requirements of United States securities laws applicable to the issuance and resale of securities of Shore Gold received by Kensington Securityholders upon completion of the Arrangement. All holders of such securities of Shore Gold are urged to consult with counsel to ensure that the resale of their securities complies with applicable securities legislation.
INFORMATION RELATING TO KENSINGTON
      Kensington Resources Ltd. was formed under the Company Act (British Columbia) on November 3, 1993 by the amalgamation of Rattler Resources Ltd. and Reimer Resources Ltd. On December 6, 1993, Kensington was continued into the Yukon Territory, pursuant to the provisions of the Act. Kensington is also extra-provincially registered to carry on business in the Provinces of British Columbia and Saskatchewan.
      Kensington’s head office is located at Suite 2100, 650 West Georgia Street, Vancouver, British Columbia, Canada, V6B 4N9 and its exploration office is located at Suite 220, 728 Spadina Crescent East, Saskatoon, Saskatchewan, Canada, S7K 4H7. Kensington’s registered office is located at 3081 Third Avenue, Whitehorse, Yukon, Canada, Y1A 4Z7.
      Kensington has no Subsidiaries.
Documents Incorporated by Reference
      Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in certain provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Kensington’s head office at Suite 2100, 650 West Georgia Street, Vancouver, British Columbia, V6B 4N9 (telephone: (604) 682-0020) or by accessing the disclosure documents available through the Internet on the SEDAR website at www.sedar.com. Financial information respecting Kensington is provided in Kensington’s financial statements and management’s discussion and analysis.
      The following documents of Kensington, filed with the securities commissions or similar authorities in certain provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular.

1.	the Kensington Financial Statements and the notes thereto, together with the auditors’ report thereon;

2.	management’s discussion and analysis of financial condition and operations of Kensington for the year ended December 31, 2004;

3.	audited comparative financial statements of Kensington and the notes thereto for the year ended December 31, 2003, together with the auditors’ report thereon;

4.	management’s discussion and analysis of financial condition and operations of Kensington for the year ended December 31, 2003;

5.	restated unaudited comparative financial statements and the notes thereto for the six-month period ended June 30, 2005;

6.	restated management’s discussion and analysis of financial condition and operations of Kensington for the six-month period ended June 30, 2005;

7.	Kensington’s information circular dated May 16, 2005; and

8.	technical report titled “Summary of Exploration and Evaluation of the FALC Kimberlite Field, East-Central Saskatchewan” dated September 8, 2005.
      Any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements, together with the auditors’ reports thereon, and information circulars filed by Kensington with the securities commissions or similar authorities in certain of the provinces of Canada subsequent to the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Circular.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.
Business
      Kensington has an interest in one principal property: the FALC Project in Saskatchewan. The FALC Project is at the exploration stage and does not generate any revenues. Kensington’s business is not affected by intangibles such as licences, patents and trademarks, nor is it affected by seasonal changes. Kensington is not aware of any aspect of its business which may be affected in the current financial year by renegotiation or termination of contracts.
FALC Project
      Pursuant to a purchase agreement executed March 15, 1995 and made effective as of January 1, 1995 among Kensington, UEM, Cameco and Monopros Limited (now De Beers Canada), a wholly-owned subsidiary of De Beers, Kensington was granted an option to earn a 25% participating interest in the FALC JVA dated January 1, 1992. The FALC JVA was amended and restated as of January 1, 1995 to include Kensington’s purchase of the 25% interest in the FALC Project. In order to earn a 25% interest in the FALC Project, Kensington agreed to fund $3.4 million in exploration expenditures over a 36-month period commencing on January 1, 1995. Kensington completed its 25% earn-in obligations during the year ended December 31, 1997. De Beers Canada is currently the operator of the FALC-JV.
      The FALC Project is a joint venture among Kensington, De Beers Canada, Cameco and UEM. Cameco and Cogema Resources Inc. hold UEM’s North American interests. Neither UEM nor Cameco elected to fund exploration in 1999 or 2000. Although Cameco did fund their percentage interest in the FALC-JV during the 2001 to 2004 programs, UEM did not fund during this period. UEM retains a 10% carried interest in the project. The participating interests in the FALC-JV are currently as follows:

Kensington	42.245%
De Beers Canada	42.245%
Cameco	5.510%
UEM	10.000%
      Although there is a joint venture relationship among the partners to the FALC-JV, there is no joint venture entity. This joint venture relationship entails an agreement among the parties relating to annual budgets, with parties not contributing losing a proportionate share of their interest in the FALC-JV. Kensington’s proportionate share of deferred costs totaling $14,874,868 is recorded in Kensington’s June 30, 2005 interim financial statements.
      The following is a summary of the FALC-JV’s major developments at the FALC Project:

•	In August of 1988, spurred by rumours of kimberlite discoveries near Prince Albert, the presence of kimberlite-type intrusions in and around the Fort à la Corne Provincial Forest was interpreted by Uranerz using published aeromagnetic maps of the area compiled by the GSC.

•	In June of 1989, the FALC-JV was created between UEM and Cameco; UEM remained as project operator until 1998. Kimberlite was successfully intersected in each of seven drillholes targeted on geophysical anomalies.

•	De Beers Canada joined the FALC-JV in 1992 under a three-year earn-in period, after which time, the three partners each held a 33 1/3% equity in the project. De Beers Canada satisfied its earn-in requirements by the end of 1994.

•	Kensington was invited to the FALC-JV in 1995 under a three-year earn-in period, after which time the four partners each held a 25% equity in the project. Kensington satisfied its earn-in requirements by the end of 1997.

•	Cameco acquired UEM during the third quarter of 1998 and became interim operator of the project.

•	De Beers Canada became the operator of the project effective December 1998.

•	Kensington and De Beers Canada actively funded exploration while the participating interests of UEM and Cameco were reduced due to periods of non-funding from 1992 to 1999.

•	During 2001, the FALC-JV sold to Shore Gold a block of four claims located near Weirdale, Saskatchewan (1024 ha in area) which contain two drilled kimberlite bodies.

•	During 2002, the FALC-JV sold to Shore Gold a block of 12 claims near Foxford, Saskatchewan (1088 ha in area), which contain two drilled kimberlite bodies, and a block of five claims located northeast of Birchbark Lake, Saskatchewan (320 ha in area) which contains a single drilled kimberlite body.

•	In late 2004, strategic refocusing resulted in the development of an Advanced Exploration and Evaluation program to advance the FALC Project to pre-feasibility within a three-year period based on identification and evaluation of 70 million carats from high-grade zones in the central cluster of kimberlites.
      The following information is summarized from a technical report titled “Summary of Exploration and Evaluation of the FALC Kimberlite Field, East-Central Saskatchewan” dated September 8, 2005 prepared by Brent Jellicoe, P.Geo. Brent Jellicoe is Kensington’s Exploration Manager and is a “Qualified Person” as defined in National Instrument 43-101 — Standards of Disclosure for Mineral Projects. A copy of this technical report is available on the SEDAR website at www.sedar.com.
      The FALC Project consists of 52 drill-confirmed kimberlite bodies located in the main northwesterly trend with an additional 11 drill-confirmed kimberlites in a satellite cluster located 25 km to the northeast. The Fort à la Corne kimberlite field is distinctive in that it contains many of the world’s largest kimberlite bodies that have been remarkably well-preserved since emplacement during Cretaceous time approximately 100 million years ago. The kimberlite bodies range in area from three hectares to greater than 250 hectares with early estimates of individual mass as high as 675 million tonnes. In excess of 349 drillholes have either penetrated kimberlite or have been terminated above a reasonable expectation of kimberlite. In general, the kimberlites dominantly are composed of crater facies, volcaniclastic Type 1 kimberlite with irregular “champagne-glass” to disc-shaped forms, typically described as thicker in the middle and attenuating towards the margins. The areal outlines and estimated masses of the kimberlites are based on geophysical modeling of ground magnetic survey data and drillhole intersections based on an outside 30 m thickness cut-off. The architecture of the kimberlite bodies ranges from simple to complex in terms of number of discrete units or layers and occurrence and coalescence of proximal eruptive centres. The overall horizontal to sub-horizontal attitude of the kimberlite units changes with proximity to eruptive centres where more vertical kimberlite phase relationships are present.
      Diamond recovery from kimberlite samples show 70% of the kimberlites from which samples were taken are diamond-bearing, and 50% are macrodiamond-bearing (based on recovery of stones greater than 0.85 mm in one dimension). These figures indicate that Fort à la Corne may be the largest known macrodiamond-bearing kimberlite field in the world. Some targets have become the focus of more detailed exploratory and evaluation work during the life of the FALC Project (such as kimberlite bodies 120, 122, 140, 141, 145, 148, 169). Throughout the FALC Project, various drilling methods ranging from small diameter core to large diameter reverse circulation drilling have been utilized, while sampling protocols have evolved from single sample per drillhole to interval testing with resolution as fine as several metres. In addition to testing for diamond content, a series of geophysical surveys, geochemical, and petrologic studies have contributed to understanding the architecture and emplacement history of the kimberlites.
      In general, the FALC Project objective is to delineate mineable diamond resources from high-priority kimberlite bodies in a methodical and step-wise approach. All exploration efforts during 1989 to 1999 contributed to characterizing the size, shape, internal structure and diamond content of the kimberlites. This work provided the basis on which key targets could be identified for continued work towards proving an economic resource. At the beginning of 2000, the De Beers’ Mineral Resource Evaluation Department (“MINRED”) reviewed all available macrodiamond and microdiamond data and re-prioritized the kimberlites. Kimberlite bodies 122 and 141 were selected as priority targets for bulk sampling by large-diameter (24-inch) reverse circulation drilling in the 2000 program. Results included the recovery of 212 macrodiamonds from kimberlite body 122, while body 141 yielded 275 macrodiamonds. De Beers employed a statistical treatment of the results from the samples to estimate macrodiamond grades (using a 1 mm cutoff size) between 8 and 13 cpht for body 122, and 19 cpht for body 141. In addition, the 2000 drill program recovered sufficient stones to permit preliminary revenue modeling. Modeled dollar per carat values takes into account the expected diamond size distribution from any potential, future production scenario. Modelled in situ value estimates were expressed by utilizing conservative, best fit and optimistic models. Values ranged from US$90/carat to US$178/carat (greater than 1.5 mm) corresponding to in situ gross value estimates from US$16/tonne to US$32/tonne for the 141 body. Similar modeling for stones greater than 1.5 mm for 122 yielded model values between US$144 and US$147/carat with gross value estimates between US$11 and US$18/tonne.
      Encouraged by the results from the 2000 program, the FALC-JV approved a $4.79 million, two phase 2001 program with the main goal of obtaining additional carats from body 141 to improve confidence in average diamond value modeling. In 2001, 16 core holes and 10 large diameter (24-inch) holes (9 in body 141 and 1 in body 150) were completed. A total of 890 theoretical tonnes of kimberlite were sampled by the large diameter rig. Results from the 2001 sampling program recovered an additional 45.6 carats of diamonds including a 3.335 carat stone. Based on this additional sample set, modeled grade estimated for the 141 kimberlite body were recast and ranged from 5 to 12 cpht (greater than 1.5 mm). Actual average parcel diamond values for the 2001 stones were posted at US$52.60/carat, reflecting a substantial increase from US$33.67/carat for the 2000 stones. Based on the additional diamonds recovered from the 2001 program and the recognition of multiple-kimberlite phases within kimberlite bodies, an updated modeled revenue curve and diamond size distribution for 140/141 was developed. This, in turn, yielded updated dollar per carat value estimates. This gave modeled values for macrodiamonds from 141 that ranged from US$20 to US$220/carat. Consequently, ore value estimates were updated at a range between US$1 and US$26/tonne.
      Valuation of the 2000/2001 diamonds was conducted during November 2002 by WWW International Diamond Consultants Ltd. (“WWW”). WWW indicated an overall average value based on its open market price book approximately 15-20% higher than that listed by De Beers for the same diamond parcels. The De Beers valuations were made utilizing the DTC (Diamond Trading Company, the diamond marketing company of De Beers) June 2002 price book. The single large stone measuring 3.335 carats was given a value of US$450/carat, compared to US$390/carat attributed by De Beers. WWW also pointed out the technical difficulties of putting a realistic market value on a relatively small geological sample.
      Detailed core logging of the 140/141 kimberlite body revealed distinct kimberlite units or phases, the recognition of which has aided in the appreciation of variable diamond recoveries throughout boreholes. Accordingly, the 2002 program involved drilling 25 NQ core holes to develop a better understanding of the kimberlite geology. Based on this improved understanding, eight large diameter mini-bulk drill holes were completed to provide additional carats to increase confidence in grade forecasts, valuation and revenue modeling. Three 36-inch LDDH holes were drilled in close-proximity in the 141 portion of the 140/141 body where higher stone recoveries were expected. Five 24-inch LDDH holes were drilled in poorly sampled portions of the kimberlite, mostly in the 140 portion of the complex.
      Results from the 2002 mini-bulk sampling of the 140/141 kimberlite complex included a total of 669 diamonds recovered from a sieve size of 1.5 mm. The stones had an aggregate weight of 93.76 carats. Importantly, the 24-inch LDDH holes recovered a number of large stones from the 140 portion of the kimberlite. These stones included a 10.23 carat stone with two dimensions of 14 and 10.5 mm along with stones weighing 3.61, 2.59, 2.57, and 1.82 carats. Breakdown of the kimberlite into phases revealed discrete differences in grade. Grades from a “mega-graded bed” unit from the 141 body, sampled by three closely spaced 36-inch diameter RCA drill holes, had a consistent recovered grade of about 6.6 cpht. In contrast, a distinctive breccia phase intersected in two drill holes in the 140 portion of the 140/141 complex had recovered grades of 9.5 and 17.0 cpht respectively, with an increase in the proportion of larger diamonds compared to the other phases.
      The average borehole sample grades ranged from 2.86 — 17.03 cpht, while grade forecasts based on statistical extrapolation of combined micro- and macrodiamond recoveries show a range of averages per kimberlite phase from

5 to 15 cpht. Corresponding modeled value figures derived from average grades and actual values ranged from US$67 — US$97/carat. The kimberlite breccia phase which had only been intersected in two 24 inch LDDH drill holes in 2002, and thus has a relatively small sample size, had the highest modeled grades of 15 cpht and a modeled value of US$97/carat.
      A considerable expansion of exploratory work was implemented in 2003 with the drilling of 49 HQ coreholes over 4 different bodies. The southern and western parts of body 140/141 were targeted with 10 coreholes to test kimberlite phases with perceived higher grades. The remainder of the program drilling was divided between kimberlite bodies 122, 148, and 150. In each body the core was logged in detail to identify discrete phases and contacts to guide sampling for diamond recovery using caustic dissolution methods. Diamond recoveries for kimberlite bodies 148, 140/141, and 122 totaled 3,545 stones (2,059, 1,159, and 327, respectively). Diamond abundances for 148 and 140/141 were both exceptionally high compared to historical results for those bodies, and for the kimberlite field as a whole. In addition to caustic recoveries, a single white, clear 0.77 carat octahedroid macrodiamond was encountered while splitting core from the top of kimberlite in drillhole 140-34. This stone was not incorporated in the stone counts or dataset utilized for grade forecasts. Rather it stands alone as further evidence of the large stone potential of the 140/141 kimberlite.
      In June of 2004 the FALC-JV had a significant revision to its strategy of investigating the Fort à la Corne kimberlites. In the past, programs focused on assessing individual kimberlites as a whole. This approach eventually led to the recognition of discrete phases within the kimberlites having higher-grade and value potential. To this end, the new strategy considers the economic potential of combined resources within higher-grade units of closely spaced kimberlites.
      Exploratory work was implemented in 2004 with the drilling of 39 HQ coreholes over 6 different bodies and 5 geophysical anomalies. Microdiamond recoveries from the six targeted kimberlites included some of the highest stone counts (stone/10kg) recovered from the Fort à la Corne kimberlites. In each body the core was logged in detail to identify discrete phases and contacts to guide sampling for microdiamond recovery using caustic dissolution methods. Eight coreholes on kimberlite body 120 provided a total of 962 microdiamonds which were recovered from 643.4 kg of kimberlite core, while eight coreholes completed on kimberlite body 147 produced a total of 2,429 microdiamonds from 515.20 kg of core. Five coreholes on kimberlite body 121 revealed 326 microdiamonds from 295.25 kg of core, with three coreholes on kimberlite body 221 providing 168 microdiamonds from 195.08 kg of core. Four HQ coreholes (04-140-41, 42, 43, 50) were completed on the 140 portion of the 140/141 kimberlite in order to provide geological control for five large diameter drillholes completed in the south central portion of the 140/141 kimberlite body testing the diamond potential of an oscillating kimberlite breccia unit. A total of 658 microdiamonds were recovered from 496 kg of core. Similar to 2003 results, the “breccia beds” yielded the better stone abundances. Four HQ coreholes were completed on kimberlite body 122 in order to provide geological control for five large-diameter drillholes completed in the south central portion of the 122 kimberlite body. The average microdiamond abundance for all 2004 samples from kimberlite body 122 is 5.8 stones per 10 kg while the upper 122 North beds (UCSK-N) gave the best results with average microdiamond abundances of 8.3 stones per 10 kg. Selected 2003 coreholes were re-sampled to provide additional material for diamond recoveries utilizing caustic dissolution methods. Additional kimberlite samples totaling 464 kg from eight 2003 coreholes located across the body were submitted for diamond recovery utilizing caustic dissolution methods. A total of 269 additional microdiamonds were recovered for use in grade forecasting of specific kimberlite zones.
      Five geophysical anomalies were tested with the objective of identifying new, low to non-magnetic kimberlite bodies in the Fort à la Corne area. Kimberlite was not intersected in most of the holes targeted on the anomalies, although approximately 27 m of kimberlite was intersected in a subtle magnetic anomaly located directly north of kimberlite body 147. More work is required on integration and modeling of geophysical survey data.
      As part of the 2004 program, five large diameter mini-bulk sampling holes were targeted on the south part of kimberlite body 122 in order to expand the parcel of diamonds from this body so that confidence levels in grade and revenue estimates could be increased. The total estimated mass of kimberlite excavated from kimberlite body 122 in 2004 was 739.2 tonnes of which 318.1 tonnes of material greater than 1.5 mm in size was retained for macrodiamond recoveries. All five drillholes primarily sampled the main, massive to bedded pyroclastic kimberlite unit. A total of 248 macrodiamonds weighing 28.81 carats, including 23 stones larger than 0.25 carats, were recovered from three 36-inch (914 mm) diameter drillholes (two holes failed before reaching kimberlite). The recovery of many stones larger than 0.25 carats plus two larger than one carat supports the model of a larger stone population in kimberlite body 122.
      Five large diameter mini-bulk sampling holes were targeted on the oscillating breccia beds unit located in the south part of kimberlite body 140/141 in order to expand the parcel of diamonds from this body so that confidence levels in grade and revenue estimates could be increased. The total estimated mass of kimberlite excavated from body 140/141 in 2004 was 792.216 tonnes of which 494.066 tonnes of material greater than 1.5 mm in size was retained for macrodiamond recoveries. All five drillholes primarily sampled the oscillating pyroclastic breccia group. Total macrodiamond recovery was 553 stones with a combined weight of 83.20 carats. Individual sample grades ranged from 1.68 cpht to 69.15 cpht, the latter grade being markedly influenced by recovery of the 10.23 carat stone. Drillhole grades range from 7.05 to 12.20 cpht. Two large macrodiamonds weighing 10.53 carats and 4.09 carats and 58 other stones larger than 0.25 carats were added to the inventory of large macrodiamonds recovered from the breccia beds in kimberlite body 140/141 during the 2004 program. These larger stones and historical recoveries including diamonds weighing: 1.0, 1.16, 1.18, 1.26, 1.32, 1.39, 1.48, 1.5, 1.8, 2.57, 2.59, and 3.61 carats contribute significantly to the evidence supporting a large stone distribution in the oscillating breccia unit.
      Also in 2004, the FALC-JV released a preliminary summary of information from a detailed MRM report (De Beers Mineral Resource Management Department) based on geological modeling and grade forecasting for kimberlites 140/141, 148 and 122. Taken as a whole the high-interest zones in these three kimberlite bodies have an average grade of 10 cpht (greater than 1.5 mm) and an estimated tonnage of 369 million tonnes. In detail, the combined units of higher interest in 140/141 have an estimated mass of 134 million tonnes at a modeled average grade of 11 cpht with an estimated average value of US$115/carat. Likewise, the higher grade part of kimberlite body 122 has a combined tonnage of 79 million tonnes at an average grade of 13 cpht.
      Consideration of the longer term view for the FALC Project has provided the FALC-JV with a clear perspective on the way forward. Predicted supply, demand, and price trends for rough diamonds into the next decade provide a rationale for accelerating the present rate of work on the FALC Project. In late 2004, an overview perspective of the FALC Project, from present day to an assumed eventual mining operation was examined and a time-line developed. The current phase of the project was denoted as the Advanced Exploration and Evaluation Study (“AE&E”) and was estimated to require approximately three years in order to complete. The overall time-line for the FALC Project is considered to be aggressive, being driven by the need to favourably position the commencement of mining operations in relation to the long term rough diamond supply and demand predictions.
      Results from the historical programs have shown that the Fort à la Corne kimberlites contain higher-grade zones. As such, it is possible that higher-grade units from a number of kimberlites, when considered collectively, may form a resource which can be profitably mined. At present approximately 35 million carats distributed over 369 tonnes and 3 different kimberlites have been identified at a deposit level of confidence. The FALC Project strategy has now been revised to focus on the higher-grade units within proximally-located priority kimberlite bodies and to consider them in combination. This approach has the advantage of considerably increasing the size of the potential resource and may permit significant economy of scale to be achieved for a large scale mining operation.
      The AE&E plan seeks to delineate a total of at least 70 million carats in the ground from the higher grade units within the larger kimberlites (greater than 20 hectares) in the south-central cluster. Twenty primary kimberlite targets have been identified to date, most within a radius of five kilometres in the southern cluster of kimberlites. Four of the twenty targets were investigated by evaluation and delineation drilling programs during 2000-2003, namely kimberlites 122, 140/141, 148 and 150. One of the four, kimberlite 150, was determined to be of no further interest. Two kimberlites, 122 and 140/141, were determined to be of significant interest, and mini-bulk sampling was conducted on them as part of the 2004 exploration program. Three more kimberlite bodies including 120, 147 and 121/221 were drilled in the 2004 work program. The remaining bodies of interest are in the process of being tested with up to 10 coreholes each to determine the existence of higher-grade units.
Risk Factors
      The following is a brief discussion of those distinctive or special characteristics of Kensington’s operations and industry which may have a material impact on, or constitute risk factors in respect of, Kensington’s future financial performance. Kensington, and thus the Kensington Securities, should be considered a highly speculative investment.

In addition to the other information presented in this Circular, the following risk factors should be given special consideration when evaluating the Kensington Securities.
General
      Resource exploration and development is a speculative business, characterized by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production.
Kensington’s Business is Subject to Exploration and Development Risks
      The FALC Project is at the exploration stage of development and no known reserves or resources have been discovered on the property. There is no certainty that the expenditures to be made by Kensington or its joint venture partners in the exploration of the property will result in discoveries of diamonds in commercial quantities or that the property will be developed. Most exploration projects do not result in the discovery of diamonds and no assurance can be given that any particular level of recovery of diamonds will in fact be realized or that any identified resource will ever qualify as a commercially mineable (or viable) resource which can be legally and economically exploited. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permit regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In addition, the grade of diamonds ultimately discovered may differ from that indicated by drilling results. There can be no assurance that diamonds recovered in small-scale tests will be duplicated in large-scale tests under on-site conditions or in production scale.
Kensington has a History of Losses
      Kensington has a history of losses including net losses of $1,512,268 for the six months ended June 30, 2005 and $443,193 for the year ended December 31, 2004, respectively. At June 30, 2005, Kensington had an accumulated deficit of $17,614,973. Kensington anticipates that it will continue to incur losses for the foreseeable future until it can successfully place its property into commercial production on a profitable basis.
Kensington Will Need Additional Financing
      At June 30, 2005, Kensington had working capital of $34,217,787. Kensington has limited financial resources and no revenues or cash flows from operations. Kensington’s success and its ability to continue as a going concern is dependent on its ability to fund the exploration and, if warranted, the development of the FALC Project. In the past, Kensington has relied on sales of equity securities to meet its cash requirements. Although Kensington has sufficient funds to pay its share of exploration and development expenses of the FALC-JV in the short term, management believes such funds would not be sufficient to meet its contribution obligations if the FALC-JV were to proceed beyond the year ending December 31, 2006.
Kensington’s Property Does Not Have Any Known Reserves
      The FALC Project is at the exploration stage, meaning that Kensington has not determined whether the property contains mineral reserves that are economically recoverable. Failure to discover economically recoverable reserves will require Kensington to write-off costs capitalized in its financial statements, which at June 30, 2005 totaled $14,874,868.
Kensington is Dependent on its FALC-JV Partners
      Kensington and the success of the FALC Project are both dependent on the efforts and expertise of Kensington’s joint venture partner, De Beers Canada, and De Beers Canada’s parent, De Beers. De Beers Canada is the project operator of the FALC Project and is responsible for the design and conduct of the exploration programs and the verification and quality assurance of analytical results. Kensington is dependent on De Beers Canada for accurate information about the FALC Project and the progress of exploration and development. De Beers Canada also controls the timing of exploration and, if warranted, the development of the FALC Project.

Kensington’s Property is Subject to Title Risks
      Kensington has investigated the FALC-JV’s title to the FALC Project and, to the best of its knowledge, title is in good standing. However, the property may be subject to prior unregistered agreements or transfers and title may be affected by undetected defects. These defects could adversely affect the FALC-JV’s title to such property or delay or increase the cost of the development of the property.
      The property may also be subject to aboriginal rights that may be claimed on Crown properties or other types of tenure with respect to which mineral rights have been conferred. Kensington is not aware of any aboriginal land claims having been asserted or any legal actions relating to native issues having been instituted with respect to the property. Kensington is aware of the mutual benefits afforded by co-operative relationships with indigenous people in conducting exploration activity and is supportive of measures established to achieve such co-operation.
Kensington’s Operations are Subject to Environmental and Governmental Regulation
      The current and anticipated future operations of Kensington and the FALC-JV, including development activities and commencement of production on the FALC Project, require permits from various federal, provincial and local governmental authorities and such operations are and will be governed by laws and regulations governing prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. Companies engaged in the development and operation of mines and related facilities generally experience increased costs, and delays in production and other schedules as a result of the need to comply with applicable laws, regulations and permits. The FALC-JV’s and Kensington’s exploration activities and their potential mining and processing operations in Canada are subject to various federal and provincial laws governing land use, the protection of the environment, prospecting, development, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, mine safety and other matters.
      Kensington believes that the FALC-JV is in substantial compliance with all material laws and regulations which currently apply to its activities. There can be no assurance, however, that all permits which the FALC-JV may require for construction of mining facilities and conduct of mining operations will be obtainable on reasonable terms or that such laws and regulations, or that new legislation or modifications to existing legislation, would not have an adverse effect on any exploration or mining project which the FALC-JV might undertake.
      Failure to comply with applicable laws, regulations and permit requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violation of applicable laws or regulations. Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on Kensington and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of new mining properties.
      To the best of Kensington’s knowledge, Kensington and the FALC-JV are operating in compliance with all applicable environmental regulations. Kensington has not made any material expenditure for environmental compliance to date. However, there can be no assurance that environmental laws will not give rise to significant financial obligations in the future and such obligations could have a material adverse affect on Kensington’s financial performance.
The Exploration and Development of Kensington’s Property is Subject to Operating Hazards and Risks
      Diamond exploration involves many risks which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which Kensington has a direct or indirect interest will be subject to all the hazards and risks normally incidental to exploration, development and production of resources, any of which could result in work stoppages, damage to property and possible environmental damage.

The Diamond Exploration Industry is Extremely Competitive
      The resource industry is intensely competitive in all of its phases, and Kensington competes with many companies possessing greater financial resources and technical facilities than itself. Competition could affect Kensington’s ability to raise financing to fund the exploration and development of the FALC Project or to hire qualified personnel.
Kensington is Required to Contribute its Share of Exploration Costs to Maintain its Interest in the FALC Project
      Kensington may, in the future, be unable to meet its share of costs to be incurred under the FALC JVA and Kensington may as a result be subject to loss or dilution of its rights in the property.
Kensington Depends on its Key Management Employee
      The nature of Kensington’s business, its ability to continue its exploration and development activities and to thereby develop a competitive edge in its marketplace depends, in large part, on its ability to attract and maintain qualified key management personnel. Competition for such personnel is intense, and there can be no assurance that Kensington will be able to attract and retain such personnel. Kensington’s future development will depend on the efforts of its key management figure: Mr. Robert A. McCallum, who is Kensington’s President and Chief Executive Officer and is also a director. The loss of Mr. McCallum could have a material adverse effect on Kensington.
Directors and Officers
Name, Occupation and Security Holding
      The following table sets out the names of the current directors and officers of Kensington, their respective municipalities of residence, positions with Kensington, principal occupations within the five preceding years, periods during which each director has served as a director and the number of Kensington Shares and percentage of the issued Kensington Shares beneficially owned, directly or indirectly, or subject to control or direction by that person.
      The term of each of the current directors of Kensington will expire at Kensington’s next annual general meeting unless his office is earlier vacated in accordance with the By-Laws of Kensington or he becomes disqualified to act as a director. Kensington is not required to have an executive committee but it has an audit committee, compensation committee and corporate governance committee as indicated below. In addition, as further discussed herein, the Kensington Board has appointed the Special Committee.

		Period as a	No. of	Percentage
Name, Position and	Principal Occupation or	Director of	Kensington	of Issued
Municipality of Residence	Employment for Past 5 Years(1)	Kensington	Shares(1)	Capital(2)

JAMES R. ROTHWELL(3)(5)(6) Chairman and Director Ferndale, WA, USA	Corporate Director. President and CEO of Dia Met Minerals Ltd. from 2000 to 2001; President of BHP Diamonds, Inc. from 1997 to 2000.	June 17, 2002 to present	53,332	0.07%
ROBERT A. McCALLUM President, Chief Executive Officer and Director West Vancouver, BC, Canada	President of Kensington from June 1, 2004 to present; Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present; Director of Miramar Mining Corporation from 1999 to 2002.	May 13, 2004 to present	20,000	0.03%
TONY PEZZOTTI(3)(4)(6) Director Burnaby, BC, Canada	Retired. General Manager and Co-owner of PSL Steel Ltd. from 1979 to 2000.	October 23, 1998 to present	844,892	1.07%

		Period as a	No. of	Percentage
Name, Position and	Principal Occupation or	Director of	Kensington	of Issued
Municipality of Residence	Employment for Past 5 Years(1)	Kensington	Shares(1)	Capital(2)

WILLIAM E. STANLEY(4)(5)(6) Director West Vancouver, BC, Canada	Retired mining engineer and industry consultant. Adjunct Professor at the University of British Columbia’s Department of Mining and Mineral Process Engineering from 1999 to present; Director of Miramar Mining Corporation from 1995 to present.	July 16, 2004 to present	Nil	0.00%
WILLIAM E. ZIMMERMAN(3)(6) Director Florissant, Colorado, USA	Minerals Consultant from June 2004 to present; Director of Kensington from June 2001 to June 2004; Executive, BHP Diamonds, Inc. from April 1997 to May 2001.	June 1, 2001 to June 11, 2004; June 13, 2005 to present	10,000	0.01%
CHRISTOPHER G. BALDWIN(4)(5) Corporate Secretary and Director Vancouver, BC, Canada	Corporate/commercial lawyer. Partner of Lawson Lundell LLP, Barristers & Solicitors from 1982 to present	June 13, 2005 to present	4,000	0.01%

(1)	The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.

(2)	Based upon the 79,887,416 Kensington Shares issued and outstanding as of the date of this Circular.

(3)	Member of the Audit Committee.

(4)	Member of the Compensation Committee.

(5)	Member of the Corporate Governance Committee.

(6)	Member of the Special Committee.
     On September 21, 2005 the directors and officers of Kensington as a group beneficially owned or had voting control or direction over 932,224 Kensington Shares and Kensington Options to acquire 2,585,500 Kensington Shares or approximately 3.8% of the votes exercisable in connection with the Meeting.
Conflicts of Interest
      Certain directors of Kensington are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to real or apparent conflicts of interest from time to time. The directors of Kensington are required by law to act honestly and in good faith with a view to the best interests of Kensington and to disclose any interest which they may have in any project or opportunity of Kensington. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not Kensington will participate in any project or opportunity, the Kensington Board will primarily consider the degree of risk to which Kensington may be exposed and its financial position at that time.
Dividends
      Kensington has not paid any dividends since incorporation and it has no plans to pay dividends for the foreseeable future. The Kensington Board will determine if and when dividends should be declared and paid in the future based on Kensington’s financial position at the relevant time. All of the Kensington Shares are entitled to an equal share of any dividends declared and paid.

Capital Structure
Kensington Shares
      Kensington’s authorized capital consists of an unlimited number of common shares without nominal or par value. A total of 79,887,416 common shares are issued and outstanding as of the date of this Circular.
      Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of Kensington and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the Kensington Board out of funds legally available therefor and to receive pro rata the remaining property of Kensington on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.
Shareholder Rights Plan
      In the third quarter of Kensington’s 2004 fiscal year, the Kensington Board adopted a Shareholder Rights Plan (the “Rights Plan”) to protect the Kensington Shareholders from unfair, abusive or coercive take-over strategies, including the acquisition of control of Kensington through a take-over bid that may not treat all shareholders equally or fairly. The terms of the Rights Plan are identical to Kensington’s previous shareholder rights plan which expired on June 29, 2004. The Kensington Shareholders ratified the adoption of the Rights Plan at the Special Meeting held on April 4, 2005.
      To implement the Rights Plan, the Kensington Board authorized the issue of one right (a “Right”) in respect of each Kensington Share outstanding to holders of record on the date that Computershare Trust Company of Canada executed the agreement implementing the Rights Plan. Initially, the Rights attach to and trade with the Kensington Shares and are represented by certificates representing common shares.
      On the occurrence of certain triggering events, including the acquisition by a person or group of persons of 20% or more of the votes attached to all outstanding voting shares of Kensington in a transaction not approved by the Kensington Board, the Rights separate from the Kensington Shares and will entitle holders (other than the acquiring person or group persons) to acquire Kensington Shares at a 50% discount to the prevailing market price of the shares. The Rights are not triggered by purchases of voting shares made pursuant to a “Permitted Bid” made to all holders of Kensington Shares on identical terms. A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and must comply with certain other conditions set out in the agreement signed to implement the Rights Plan.
      The Arrangement will not trigger the separation of the Rights under the Rights Plan. Pursuant to the Plan of Arrangement, the Rights Plan will be terminated on the Effective Date.
Kensington Warrants
      Kensington issued 1,428,573 Kensington Warrants on September 24, 2004 in connection with a private placement of 2,307,692 flow-through common shares and 2,857,143 units, with each unit comprised of one Kensington Share and one-half of one Kensington Warrant. Each Kensington Warrant is exercisable to acquire one Kensington Share at a price of $1.25 until September 24, 2005 and at a price of $1.55 until March 24, 2006.
      Kensington issued 4,999,999 Kensington Warrants on May 6, 2005 in connection with a private placement of 4,255,400 flow-through common shares and 10,000,000 units, with each unit comprised of one Kensington Share and one-half of one Kensington Warrant. Each Kensington Warrant is exercisable to acquire one Kensington Share at a price of $2.50 until May 6, 2006. The Kensington Warrants were issued pursuant to the Kensington Warrant Indenture. These Kensington Warrants are listed for trading on the TSX Venture Exchange and the closing price for these Kensington Warrants on September 21, 2005 was $1.50.
Kensington Warrants and Broker Warrants Issued to Agents
      In connection with Kensington’s private placement which completed on September 24, 2004, Kensington issued to its agent 161,539 Kensington Warrants, each exercisable to acquire one Kensington Share at a price of

$1.05 until March 24, 2006, and 200,000 Kensington Broker Warrants, each exercisable to acquire one unit at a price of $1.05 until March 24, 2006. Each unit is comprised of one Kensington Share and one-half of one Kensington Underlying Warrant. Each whole Kensington Underlying Warrant is exercisable to acquire one additional Kensington Share at a price of $1.25 until September 24, 2005 and thereafter at a price of $1.55 until March 24, 2006.
      In connection with Kensington’s private placement which completed on May 6, 2005, Kensington issued to its agents 255,324 Kensington Warrants, each exercisable to acquire one Kensington Share at a price of $2.10 until May 6, 2006, and 600,000 Kensington Broker Warrants, each exercisable to acquire one unit at a price of $2.10 until May 6, 2006. Each unit is comprised of one Kensington Share and one-half of one Kensington Underlying Warrant. Each whole Kensington Underlying Warrant is exercisable to acquire one additional Kensington Share at a price of $2.50 until May 6, 2006. When issued, these Kensington Underlying Warrants will be subject to the Kensington Warrant Indenture.
Kensington Options
      The following table sets out details of Kensington Options outstanding as of September 21, 2005.

	No. of	Exercise	Market Price at
Holders	Shares	Price	Date of Grant	Expiry Dates

Officers of Kensington:	400,000	$0.84	$0.84	May 25, 2007
	200,000	$1.04	$0.97	January 20, 2010
	100,000	$1.91	$1.88	May 20, 2010
	100,000	$2.10	$2.18	June 20, 2010
Directors of Kensington	100,000	$0.38	$0.36	December 1, 2005
(who are not also Officers):	150,000	$0.71	$0.75	June 11, 2006
	200,000	$0.81	$0.85	July 17, 2006
	250,000	$0.78	$0.80	January 30, 2007
	100,000	$1.11	$1.15	June 20, 2007
	150,000	$0.80	$0.79	October 7, 2007
	50,000	$0.82	$0.87	February 24, 2008
	50,000	$1.13	$1.12	March 26, 2009
	150,000	$0.77	$0.78	July 16, 2009
	355,500	$1.04	$0.97	January 20, 2010
	30,000	$2.75	$2.75	March 18, 2010
	200,000	$2.10	$2.18	June 20, 2010
Employees of Kensington:	40,000	$0.37	$0.39	November 28, 2005
	25,000	$0.54	$0.60	April 26, 2006
	30,000	$0.76	$0.80	July 13, 2006
	260,000	$0.78	$0.80	January 30, 2007
	25,000	$0.82	$0.87	February 24, 2008
	250,000	$1.10	$1.30	September 20, 2009
	147,500	$1.04	$0.97	January 20, 2010
	10,000	$2.75	$2.75	March 18, 2010
	100,000	$1.91	$1.88	May 20, 2010
	250,000	$2.13	$2.13	June 13, 2010

	No. of	Exercise	Market Price at
Holders	Shares	Price	Date of Grant	Expiry Dates

Consultants of Kensington:	100,000	$0.37	$0.39	November 28, 2005
	100,000	$0.38	$0.36	December 1, 2005
	50,000	$0.54	$0.60	April 26, 2006
	200,000	$0.81	$0.78	July 17, 2006
	200,000	$0.78	$0.80	January 30, 2007
	100,000	$1.10	$1.30	September 20, 2009
	257,000	$1.04	$0.97	January 20, 2010
	50,000	$1.91	$1.88	May 20, 2010
Total Options:	4,780,000

      In addition to incentive stock options, the following Kensington Warrants and Kensington Broker Warrants are outstanding as of September 21, 2005.

Number of Warrants	Exercise Price	Expiry Dates

404,763	$1.25/$1.55	September 24, 2005/March 24, 2006
161,539	$1.05	March 24, 2006
5,014,499	$2.50	May 6, 2006
219,579	$2.10	May 6, 2006

Number of
Broker Warrants	Exercise Price	Expiry Dates

200,000	$1.05	March 24, 2006
516,000	$2.10	May 6, 2006
Prior Sales
      During the 12 months preceding September 21, 2005, Kensington issued 2,307,692 Kensington Shares at a price of $1.30 per share, 2,857,143 Kensington Shares at a price of $1.05 per share, 4,255,400 Kensington Shares at a price of $2.35 per share and 10,000,000 Kensington Shares at a price of $2.10 per share, pursuant to private placements. Kensington Options and Kensington Warrants were exercised as follows:

Stock Options	Exercise Price

10,000	$0.65
240,000	$0.30
270,000	$0.42
50,000	$0.54
40,000	$0.57
10,000	$0.82
17,500	$1.04
55,000	$1.13
100,000	$0.38
152,250	$0.37

Warrants	Exercise Price

3,904,308	$1.25
35,745	$2.10
27,500	$2.50
      In addition, Kensington Broker Warrants were exercised at a price of $2.10 per Kensington Broker Warrant, resulting in the issuance of 84,000 Kensington Shares and 42,000 Kensington Underlying Warrants.

Auditors, Transfer Agent and Registrar
      The auditors of Kensington are Deloitte & Touche LLP. The transfer agent and registrar for the Kensington Shares is Computershare Investor Services Inc. at its principal office in Vancouver, British Columbia, and the transfer agent and registrar for the Kensington Warrants issued pursuant to the Warrant Indenture is Computershare Trust Company of Canada at its principal office in Vancouver, British Columbia.
Material Contracts
      Other than contracts entered into in the ordinary course of business, Kensington has entered into the following material contracts during the two years preceding the date of this Circular:

1.	Combination Agreement, particulars of which are set out under “The Combination Agreement and Related Agreements”.

2.	The FALC JVA, particulars of which are set out under “Information Relating to Kensington — FALC Project”.

3.	Shareholder Rights Plan, particulars of which are set out under “Capital Structure — Common Shares”.

4.	Warrant Indenture dated May 6, 2005 between Kensington and Computershare Trust Company of Canada pursuant to which 4,999,999 Kensington Warrants were issued on May 6, 2005.

5.	Agency Agreement dated May 6, 2005 among Kensington and Loewen, Ondaatje, McCutcheon Limited, Westwind Partners Inc., National Bank Financial Inc., Research Capital Corporation and Wellington West Capital Markets Inc. in connection with the private placement of 4,255,400 flow-through common shares and 10,000,000 units.

6.	Agency Agreement dated September 24, 2004 between Kensington and Loewen, Ondaatje, McCutcheon Limited in connection with the private placement of 2,307,692 flow-through common shares and 2,857,143 units.
      Copies of these material contracts, other than the FALC JVA, may be reviewed on SEDAR at www.sedar.com.
INFORMATION RELATING TO SHORE GOLD
      Shore Gold was incorporated on April 29, 1985 under the Canada Business Corporations Act. Shore Gold is a public corporation engaged in the acquisition, exploration and development of mineral properties in Saskatchewan. Shore Gold is a reporting issuer or the equivalent thereof in each of the provinces of Canada and the Shore Gold Shares are listed and posted for trading on the TSX.
      Shore Gold has its head office at 300, 224 — 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5 and its registered office at 4500, 855 — 2nd Street SW, Calgary, Alberta, T2P 4K7.
Business
      Shore Gold is a Canadian-based company engaged in the acquisition, exploration and development of mineral properties. Prior to 1993, Shore Gold was engaged primarily in gold exploration and development and was a former gold producer through its interest in the Jasper Gold Mine, which ceased production in December 1991. Since the closure of the Jasper Gold Mine, Shore Gold has not earned significant revenue and can be considered to be in the development stage with respect to its current mineral property holdings. In 1993 management changed with the appointment of Mr. Ken MacNeill to the board of directors and as Chief Executive Officer. Between 1993 and 1995, Shore Gold was still primarily engaged in gold exploration, entering into an option agreement with Shane Resources Ltd. to earn an interest in the Munro Lake gold property by funding exploration work. In December 1995, the exploration emphasis of Shore Gold switched to diamonds with the acquisition of mineral claims in the Fort à la Corne area of Saskatchewan. Although Shore Gold has also acquired and worked on base and precious metal exploration properties since 1995, the majority of the exploration effort since then has gone into diamonds.

      Shore Gold’s exploration activities accelerated in the last three years. Positive exploration results on Shore Gold’s most advanced diamond-bearing property (the “Star Kimberlite Property”) led to the decision to proceed with a 25,000 tonne bulk sample program in 2001. A number of private placement equity financings were conducted during 2001 and 2002 to raise sufficient capital to proceed with this program. During 2002, work was carried out to obtain the permitting necessary to proceed with this program and additions were made to internal personnel resources to carry out the program. Activities continued to accelerate with the formation of Shore Gold’s wholly-owned Subsidiary, Shore Mining & Development Corp. (“SMDC”). Assets for use on Shore’s exploration programs have been acquired through SMDC and leased to either Shore or third parties at market rates. During 2003, all of SMDC’s assets were leased to Shore for use on its bulk sample program being carried out on the Star Kimberlite Property.
      Following a conscious decision to focus Shore’s activities upon the exploration and development of the Star Kimberlite Property, Shore Resources Inc., whose name was subsequently changed to Wescan Goldfields Inc. (“Wescan”), was formed to receive Shore Gold’s gold property interests. Subsequent to the rollover of the gold properties into Wescan, a portion of the shares issued as consideration for such properties were distributed to existing shareholders of Shore Gold in October 2004 by way of a dividend-in-kind with the remainder of the Wescan shares being held by Shore Gold. Concurrent with this distribution, Wescan completed an initial public offering to fund exploration activities on its gold properties as well as for general working capital purposes of Wescan. The common shares of Wescan were listed for trading on the TSX Venture Exchange on October 15, 2004 under the symbol “WGF”.
      In March 2005, Shore Gold completed a $116,600,000 bought deal equity financing involving the sale of 21,200,000 Shore Gold Shares. Shore Gold intends to use the proceeds of the financing for the exploration and development of the Star Kimberlite property and for general corporate purposes.
Documents Incorporated by Reference
      Information has been incorporated by reference in this Circular from documents filed with securities commissions or similar authorities in the provinces of Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from Shore Gold’s head office at Suite 300, 224 — 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5 (telephone: (306) 664-2202) or by accessing the disclosure documents available through the Internet on the SEDAR web site at www.sedar.com. For the purpose of the Province of Québec, this Circular contains information to be completed by consulting the permanent information record. A copy of the permanent information record may be obtained from Shore Gold’s head office at the above-mentioned address and telephone number. Financial information respecting Shore Gold is provided in Shore Gold’s financial statements and management’s discussion and analysis.
      The following documents of Shore Gold, filed with the various securities commissions or similar authorities in the provinces of Canada, are specifically incorporated by reference into and form an integral part of this Circular:

1.	Shore Gold’s Annual Information Form dated March 29, 2005;

2.	the Shore Gold Financial Statements and the notes thereto, together with the auditors’ report thereon;

3.	management’s discussion and analysis of the financial condition and operations of Shore Gold for the year ended December 31, 2004;

4.	the unaudited comparative financial statements of Shore Gold for the six months ended June 30, 2005;

5.	management’s discussion and analysis of the financial condition and operations of Shore Gold for the six months ended June 30, 2005;

6.	Shore Gold’s information circular dated May 9, 2005 (excluding those portions that are not required by Securities Legislation to be incorporated by reference herein, being the disclosure under the headings “Report on Executive Compensation”, “Performance Graph” and “Statement of Corporate Governance Practices”);

7.	Shore Gold’s material change report dated January 13, 2005 in respect of the twelfth set of diamond recoveries from its Star Kimberlite Property;

8.	Shore Gold’s material change report dated February 9, 2005 in respect of the thirteenth set of diamond recoveries from its Star Kimberlite Property;

9.	Shore Gold’s material change report dated February 23, 2005 in respect of the valuation of diamond recoveries from its Star Kimberlite Property;

10.	Shore Gold’s material change report dated March 7, 2005 announcing its bought deal equity financing and strategic investment by Newmont;

11.	Shore Gold’s material change report dated March 22, 2005 in respect of the closing of the bought deal equity financing;

12.	Shore Gold’s material change report dated May 12, 2005 in respect of the final bulk sample diamond results from its Star Kimberlite Property;

13.	Shore Gold’s material change report dated May 19, 2005 in respect of the commencement of a $43,000,000 prefeasibility study on the Star Diamond Project;

14.	Shore Gold’s material change report dated June 24, 2005 in respect of the assembly of the Star Diamond Project Prefeasibility Team;

15.	Shore Gold’s material change report dated July 7, 2005 in respect of the Star Diamond Project prefeasibility core and large diameter drilling;

16.	Shore Gold’s material change report dated August 24, 2005 with respect to the Arrangement;

17.	Shore Gold’s material change report dated September 1, 2005 in respect of the completion of 10,000 metres of drilling on the Star Diamond Project; and

18.	Shore Gold’s material change report dated September 12, 2005 with respect to commencement of a large diameter drill program on the Star Kimberlite project.
      Any material change reports (excluding confidential reports), comparative interim financial statements and comparative annual financial statements, together with the auditors’ reports thereon, and information circulars (excluding those portions that are not required pursuant to applicable Securities Legislation to be incorporated by reference herein) filed by Shore Gold with the securities commissions or similar authorities in the provinces of Canada subsequent to the date of this Circular and prior to the Meeting shall be deemed to be incorporated by reference in this Circular.
      Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Circular.
Description of Share Capital
Authorized Capital
      Shore Gold is authorized to issue an unlimited number of common shares.
Common Shares
      The common shares of Shore Gold are entitled to dividends pro rata as and when declared by the Shore Gold Board, to one vote per share at meetings of the shareholders of Shore Gold and, upon dissolution or any other distribution of assets, to receive pro rata such assets of Shore Gold as are distributable to the holders of common shares.

Shareholder Rights Plan
      On January 19, 2005, the Shore Gold Board adopted a shareholder rights plan (the “Plan”), to take effect at the close of business on January 19, 2005 (the “Record Date”). The Plan was approved by the shareholders of Shore Gold at the annual general and special meeting of shareholders held on June 28, 2005. The rights issued under the Plan will expire at the close of Shore Gold’s annual meeting in 2008 (or the termination of the annual meeting of shareholders of Shore Gold to be held in 2011 if the Plan is ratified by the shareholders at the 2008 annual meeting), unless redeemed earlier by the Shore Gold Board (the “Expiration Time”).
      Pursuant to the Plan, the Shore Gold Board declared a distribution of one right (a “Right”) for each outstanding Shore Gold Share to shareholders of record at the close of business on the Record Date and authorized the issuance of one Right for each Shore Gold Share issued after the Record Date and prior to the Separation Time (described below) and the Expiration Time. The Rights will separate from the Shore Gold Shares in accordance with the terms of the Plan at the time (the “Separation Time”) which is the close of business on the tenth business day (or such later day as determined by the board of directors of Shore Gold) after the public announcement of the acquisition of, or intention to acquire, beneficial ownership of 20% or more of the Shore Gold Shares by any person other than pursuant to a “Permitted Bid”. In order to constitute a Permitted Bid, an offer must be made to all shareholders (other than the offeror) in compliance with the Plan, must be open for at least 60 days and be accepted by shareholders holding more than 50% of the outstanding voting shares and, if so accepted, must be extended for a further ten Business Day period.
      Ten Business Days after a person acquires more than 20% of the Shore Gold Shares (except for certain specified exemptions) other than through a Permitted Bid, the Rights will entitle holders (other than the acquiring person) to receive, upon exercise and payment of the exercise price, Shore Gold Shares with a market value equal to twice the exercise price.
Auditors, Transfer Agents and Registrars
      The auditors of Shore Gold are KPMG LLP, Chartered Accountants, 600, 128 — 4th Avenue South, Saskatoon, Saskatchewan.
      Valiant Trust Company is the registrar and transfer agent for the Shore Gold Shares at its principal office in Calgary, Alberta and Equity Transfer Services Inc. is the registrar and transfer agent for the Shore Gold Shares at its principal office in Toronto, Ontario.
SHORE GOLD FOLLOWING THE ARRANGEMENT
      Upon completion of the Arrangement, Kensington will amalgamate with Shore Gold Subco and the resulting amalgamated corporation will be a wholly-owned Subsidiary of Shore Gold.
      Shore Gold will continue to hold its 100% interest in the Star Kimberlite and, through Amalgamated Kensington, will hold Kensington’s current 42.245% interest in the FALC-JV and the FALC Project.
      Shore Gold will have a strong balance sheet with a cash position of approximately $175 million ($220 million fully diluted) and no debt, with adequate funds to pursue its current exploration and development plans. Shore Gold intends to continue to aggressively pursue exploration and development of the Star Kimberlite, including the planned expenditure of $21 million in 2005 to advance the Star Kimberlite pre-feasibility study (total budget of $44 million with expected completion in 2007). At the same time, Shore Gold will participate in the development of the FALC Project through the FALC-JV, including the planned expenditure of approximately $12.0 million through the FALC-JV as Amalgamated Kensington’s share of the FALC-JV’s approximately $26.0  million 2005 exploration program.
      Mr. Kenneth MacNeill will continue to be the President and Chief Executive Officer of Shore Gold following the Arrangement and will lead an integrated management team. On the Effective Date, the Shore Gold Board will be increased from six directors to eight directors and Messrs. Robert A. McCallum, James R. Rothwell, and William E. Stanley will be appointed to the Shore Gold Board. Mr. Rothwell, (the Chairman of the Kensington Board and former President of BHP Diamonds Inc.), will become the non-executive Chairman of the Shore Gold Board. See “Directors of Shore Gold Following the Arrangement”.

Shareholders of Shore Gold following the Arrangement
      Assuming that no Dissent Rights are exercised, Shore Gold will issue a total of 51,102,466 Shore Gold Shares together with securities to acquire a further 7,458,803 Shore Gold Shares pursuant to the Arrangement. Assuming that Shore Gold issues no additional Shore Gold Shares after September 21, 2005, upon completion of the Arrangement there will be a total of 147,744,775 Shore Gold Shares outstanding. Based on insider reports in respect of Kensington and Shore Gold filed to date, and assuming no sale by such persons of Kensington Shares or Shore Gold Shares prior to completion of the Arrangement, no person will have control or direction over more than 10% of the outstanding Shore Gold Shares upon completion of the Arrangement.
Directors of Shore Gold following the Arrangement
      Pursuant to the Combination Agreement, Shore Gold has agreed that on the Effective Date, the Shore Gold Board will be increased from 6 directors to 8 directors and that Messrs. Robert A. McCallum, James R. Rothwell and William E. Stanley will be appointed to the Shore Gold Board. Mr. Brian M. Menell will resign as a director of Shore Gold in order to allow such appointments. As a result, on the Effective Date, the Shore Gold Board will consist of the following persons, with Mr. James R. Rothwell becoming Chairman of the Board:

Date Became a
Name and	Office(s) of Shore Gold to be	Present Principal Occupation or	Director of Shore
Place of Residence	Held after Effective Date	Employment	Gold or Kensington

HARVEY J. BAY(1) Saskatchewan, Canada	Chief Financial Officer and a Director	Chief Financial Officer of Shore Gold	May 15, 2003
ARNIE E. HILLIER(1)(2) Saskatchewan, Canada	Director	Retired	Jun. 18, 2003
ROBERT A. MCCALLUM British Columbia, Canada	Director	President and Chief Executive Officer of Kensington	May 13, 2004
A. NEIL MCMILLAN(1)(2) Saskatchewan, Canada	Director	Chief Executive Officer and President of Claude Resources Inc. (a gold mining, oil and gas, and exploration company)	Jun. 18, 2003
KENNETH E. MACNEILL(1) Saskatchewan, Canada	President, Chief Executive Officer and a Director	Chief Executive Officer of Shore Gold	Jun. 30, 1993
JAMES R. ROTHWELL Washington, USA	Chairman and Director	Corporate Director	Jun. 17, 2002
WILLIAM E. STANLEY British Columbia, Canada	Director	Retired mining engineer and industry consultant; Adjunct Professor at the University of British Columbia’s Department of Mining and Mineral Process Engineering	Jul. 16, 2004
RONALD G. WALKER(2) British Columbia, Canada	Director	President, Great Canadian Dollar Store Franchising Ltd. (a franchiser of retail stores)	Dec. 15, 1994

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee and Compensation Committee
     In addition, Shore Gold has agreed to put forward at its next annual general meeting a resolution increasing the Shore Gold Board to ten members and nominating Mr. William Zimmerman, currently a director of Kensington, for election to the Shore Gold Board, in addition to Messrs. McCallum, Rothwell and Stanley. Mr. Brian M. Menell will also be nominated for election to the Shore Gold Board at the same meeting.
Selected Consolidated Pro Forma Financial Information
      The following table sets out certain unaudited pro forma consolidated financial information of Shore Gold as at and for the six-month period ended June 30, 2005, as well as for the year ended December 31, 2004, after giving effect to the acquisition of all outstanding Kensington Shares. The pro forma consolidated financial information set forth below is extracted from and should be read in conjunction with the Pro Forma Consolidated Financial Statements of Shore Gold and accompanying notes contained in Appendix G to this Circular. The following does not give effect to any of the benefits, synergies and operational improvements which may be realized as a result of the combination of Shore Gold and Kensington.

	Pro Forma	Pro Forma
	Period Ended	Year Ended
	June 30, 2005	December 31, 2004

	(in thousands, except
	shares and earnings per share)
	(unaudited)
Balance Sheet Information
Current Assets	$175,074	—
Property, plant and equipment	$258	—
Total assets	$631,743	—
Liabilities	$160,345	—
Shareholders’ equity	$471,398	—
Statement of Operations Information
Interest and other income	$1,274	678
Loss before income taxes	$(3,653)	(2,986)
Net Loss	(3,291)	(1,917)
Number of outstanding shares	144,355,560	—
Loss per share (basic and diluted)	$(0.02)	—
Risk Factors
      For a discussion of Risk Factors applicable to Shore Gold following the Arrangement, see “Information Relating to Kensington — Risk Factors” in this Circular and “Description of Business — Risk Factors” in Shore Gold’s Annual Information Form.
GENERAL PROXY INFORMATION
Solicitation of Proxies
      This Circular is furnished in connection with the solicitation of proxies by the management of Kensington for use at the Meeting of the securityholders of Kensington to be held on October 21, 2005 at the time and place and for the purposes set forth in the accompanying Notice of Meeting. The solicitation by management of Kensington will be made primarily by mail with the cost of such solicitation to be borne by Kensington. While no arrangements have been made to date, Kensington may contract for the solicitation of proxies for the Meeting. Such arrangements would include customary fees which would be borne by Kensington. Kensington has been advised that Shore Gold may, at Shore Gold’s cost, engage a soliciting dealer to solicit proxies in favour of the Arrangement Resolution. Under the Combination Agreement, Kensington has acknowledged that Shore Gold may, subject to applicable Law, use this Circular as a proxy circular of Shore Gold for such purpose; provided that, in exercising such rights, Shore Gold and its agents shall co-operate on a reasonable basis with Kensington.

Voting by Proxies
      If a Registered Securityholder or a holder of Kensington Options is unable to be present at the Meeting in person, he or she may vote by completing the applicable form of enclosed proxy.
      In order for the proxy to be valid, a Registered Securityholder or a holder of Kensington Options must:

(a)	fill in the date, sign and print his or her name on the lines specified for such purpose at the bottom of the form of proxy; and

(b)	return the properly executed and completed form of proxy:

(i)	by mailing it in the appropriate enclosed return envelope addressed to Computershare Investor Services Inc. to be received prior to 12:00 noon (local time in Toronto) on October 19, 2005; or

(ii)	by delivering it to the office of Computershare Investor Services Inc. in Toronto, Ontario, or Vancouver, British Columbia, at the address specified in the Notice of Meeting, prior to 9:00 a.m. (local time in Vancouver) on October 19, 2005.
      The forms of proxy accompanying this Circular confer discretionary authority upon the proxy nominee with respect to any amendments or variations to matters identified in the Notice of Meeting and any other matters which may properly come before the Meeting. As at the date of this Circular, management is not aware of any such amendments or variations, or of other matters to be presented for action at the Meeting.
      If the instructions in a proxy given to management are certain, the securities represented by such proxy will be voted in accordance with the instructions of the securityholder on any poll as specified in the proxy with respect to the matter to be acted on. If a choice is not so specified with respect to any such matter, the securities represented by a proxy given to management are intended to be voted in favour of the resolutions referred to in the form of proxy accompanying this Circular. A Kensington Securityholder has the right to appoint a person (who need not be a securityholder) to attend and act for him and on his behalf at the Meeting other than the persons designated in the forms of proxy and may exercise such right by inserting the name in full of the desired person in the blank space provided in the applicable form of proxy and striking out the names now designated.
Revocability of Proxies
      A Kensington Securityholder executing an enclosed form of proxy has the power to revoke it by instrument in writing executed by the securityholder or his attorney authorized in writing or, where the securityholder is a corporation, by a duly authorized officer or attorney of the corporation. To be valid, an instrument of revocation must be delivered to Computershare Investor Services Inc., at 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1 or 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 by not later than 4:00 p.m. (local time in Toronto or Vancouver, as applicable) on the last Business Day preceding the date fixed for the Meeting or any adjournment thereof, or delivered to the Chairman of the Meeting on the day fixed for the Meeting or any adjournment thereof by not later than the time fixed for commencement of such Meeting or such adjourned Meeting.
Voting by Beneficial Securityholders
      The information set out in this section is important to many securityholders as a substantial number of securityholders do not hold their Kensington Shares or Kensington Warrants in their own name.
      Persons who hold Kensington Shares or Kensington Warrants through their brokers, intermediaries, trustees or others (“Beneficial Shareholders” and “Beneficial Warrantholders” and collectively, “Beneficial Securityholders”) should note that only proxies deposited by securityholders whose names appear on the share register or register of warrantholders, respectively, of Kensington may be recognized and acted upon at the Meeting. If Kensington Shares or Kensington Warrants are shown on an account statement provided to a Beneficial Securityholder by a broker, then in almost all cases the name of such Beneficial Securityholder will not appear on the share register or register of warrantholders of Kensington. Such Kensington Shares or Kensington Warrants will most likely be registered in the name of the broker or an agent of the broker. In Canada, the vast majority of such securities will be registered in the name of “CDS & Co.”, the registration name of The Canadian Depository for Securities Limited, which acts as a nominee for many brokerage firms. Kensington Shares or Kensington Warrants held by brokers, agents or nominees can only be voted by those brokers, agents or nominees in accordance with instructions received from Beneficial Securityholders. As a result, Beneficial Securityholders should carefully review the voting instructions provided with this Circular and ensure they communicate how they would like their securities voted in accordance with those instructions.
      Beneficial Securityholders who have not objected to their intermediary disclosing certain ownership information about themselves to Kensington are referred to as “NOBOs”. Those Beneficial Securityholders who have objected to their intermediary disclosing ownership information about themselves to Kensington are referred to as “OBOs”. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, Kensington has elected to send the Notice of Meeting, this Circular and the forms of proxy (collectively, the “Meeting Materials”) directly to the NOBO Beneficial Shareholders, and indirectly through intermediaries to the OBOs and NOBO Beneficial Warrantholders. The intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO and NOBO Beneficial Warrantholder, unless the OBO or NOBO Beneficial Warrantholder has waived the right to receive them.
      Intermediaries will frequently use service companies to forward the Meeting Materials to the OBOs and NOBO Beneficial Warrantholders. Generally, an OBO or NOBO Beneficial Warrantholder who has not waived the right to receive Meeting Materials will either:

(a)	be given a form of proxy which has already been signed by the intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the OBO and must be completed, but not signed, by the OBO or NOBO Beneficial Warrantholder and deposited with Computershare Investor Services Inc.; or

(b)	more typically, be given a voting instruction form (“VIF”) which is not signed by the intermediary, and which, when properly completed and signed by the OBO or NOBO Beneficial Warrantholder and returned to the intermediary or its service company, will constitute voting instructions which the intermediary must follow.
      The Meeting Materials are being sent to both Registered Securityholders and Beneficial Securityholders. If you are a Beneficial Shareholder, and Kensington or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding on your behalf. By choosing to send these materials to you directly, Kensington (and not the intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instruction.
      The Meeting Materials sent to NOBO Beneficial Shareholders who have not waived the right to receive meeting materials are accompanied by a VIF, instead of a form of proxy. By returning the VIF in accordance with the instructions noted on it, a NOBO Beneficial Shareholder is able to instruct the voting of the Kensington Shares owned by it.
      VIFs, whether provided by Kensington or by an intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF. The purpose of this procedure is to permit Beneficial Securityholders to direct the voting of the Kensington Shares or Kensington Warrants which they beneficially own. Should a Beneficial Securityholder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Beneficial Securityholder may request a legal proxy as set forth in the VIF, which will grant the Beneficial Securityholder, or his or her nominee, the right to attend and vote at the Meeting.
      Please return your voting instructions as specified in the VIF. Beneficial Securityholders should carefully follow the instructions set out in the VIF, including those regarding when and where the VIF is to be delivered.
      Although Beneficial Securityholders may not be recognized directly at the Meeting for the purpose of voting Kensington Shares or Kensington Warrants registered in the name of their broker, agent or nominee, a Beneficial Securityholder may attend the Meeting as a proxyholder for a securityholder and vote Kensington Shares or Kensington Warrants in that capacity. Beneficial Securityholders who wish to attend the Meeting and indirectly vote their Kensington Shares or Kensington Warrants as proxyholder for the registered shareholder or warrantholder should contact their broker, agent or nominee well in advance of the Meeting to determine the steps necessary to permit them to indirectly vote their Kensington Shares or Kensington Warrants as a proxyholder.
Voting Securities and Principal Holders Thereof
      Each registered holder of Kensington Shares at 4:00 p.m. (Vancouver time) on the Record Date is entitled to attend the Meeting in person or by proxy and to cast one vote for each Kensington Share held by it on the Record Date. Each holder of Kensington Options at 4:00 p.m. (Vancouver time) on the Record Date is entitled to attend the Meeting in person or by proxy and cast one vote for each Kensington Share such holder would have received on a valid exercise of the Kensington Options held by it on the Record Date. Each registered holder of Kensington Warrants and Kensington Broker Warrants as at 4:00 p.m. (Vancouver time) on the Record Date is entitled to attend the Meeting in person or by proxy and cast one vote for each Kensington Share such holder would have received on a valid exercise of the Kensington Warrants and Kensington Broker Warrants held by it on the Record Date (not including Kensington Shares issuable on exercise of any Kensington Underlying Warrants not yet issued).
      As at September 21, 2005 there were outstanding (a) 79,887,416 Kensington Shares; (b) Kensington Options entitling the holders to acquire an aggregate of 4,780,000 Kensington Shares; (c) Kensington Warrants entitling the holders to acquire an aggregate of 5,800,380 Kensington Shares; and (d) Kensington Broker Warrants entitling the holders to acquire an aggregate of 716,000 Kensington Shares (and 358,000 Kensington Underlying Warrants which are not entitled to be voted at the Meeting); all of which are entitled to be voted at the Meeting.
      To the knowledge of the directors and executive officers of Kensington, as at September 21, 2005, no person beneficially owned directly or indirectly or exercised control or direction over Kensington Shares, Kensington Options or Kensington Warrants carrying in the aggregate more than 10% of the voting rights attached to all securities entitled to vote at the Meeting.
DISSENT RIGHTS
      Pursuant to the Act, the terms of the Interim Order and the Plan of Arrangement, Kensington has granted to Registered Securityholders and holders of Kensington Options who object to the Arrangement Resolution the Dissent Rights in respect of their Kensington Securities. The Dissent Rights granted by the Court in the Interim Order are referred to in Article 3 of the Plan of Arrangement and Section 193 of the Act and are described, in summary, below. The full text of Section 193 of the Act is attached to this Circular as Appendix E.
      A Registered Securityholder or holder of Kensington Options who wishes to exercise the Dissent Rights must give a Notice of Dissent to Kensington by delivering such Notice of Dissent to Kensington at the Meeting, or before the Meeting c/o McCullough O’Connor Irwin LLP, 1100 — 888 Dunsmuir Street, Vancouver, British Columbia V6C 3K4, Attention: Gillian Case or to the registered office of Kensington at 3081 Third Avenue, Whitehorse, Yukon Territory, Y1A 4Z7.
      A Dissenting Securityholder may only exercise Dissent Rights in respect to all, but not less than all, of the Kensington Securities of any class held by the Dissenting Securityholder or on behalf of any one beneficial securityholder and registered in the name of the Dissenting Securityholder.
      The delivery of a Notice of Dissent does not deprive a Registered Securityholder or holder of Kensington Options of the right to vote at the Meeting on the Arrangement Resolution. A vote against the Arrangement Resolution, whether in person or by proxy, does not constitute a Notice of Dissent. A Registered Securityholder or holder of Kensington Options is not entitled to exercise the Dissent Rights with respect to any Kensington Securities if the Registered Securityholder or holder of Kensington Options votes (or instructs or is deemed, by submission of any incomplete proxy, to have instructed his or her proxyholder to vote) in favour of the Arrangement Resolution. A Registered Securityholder or holder of Kensington Options, however, may vote as a proxyholder for another Kensington Securityholder or holder of Kensington Options whose proxy required an affirmative vote, without affecting the right of the proxyholder to exercise the Dissent Rights.
      All Kensington Securities in respect of which Dissent Rights are exercised shall be deemed to be transferred, as of the Effective Time, to Shore Gold in consideration of a payment of cash by Shore Gold determined pursuant to the dissent procedures (the “Dissent Procedures”) specified in the Interim Order and summarized below and the names of such Dissenting Securityholders shall, as of the Effective Time, be removed from the appropriate securities register of Kensington, where applicable.
      If the Arrangement Resolution is approved and the Arrangement becomes effective, unless the Dissenting Securityholder withdraws the Notice of Dissent prior to the Effective Date, at the Effective Time the Dissenting Securityholder is bound to sell its Kensington Securities to Shore Gold and Shore Gold is bound to purchase them for their fair value.
      If the Arrangement becomes effective, the Dissenting Securityholder or Shore Gold may apply to the Court to fix the fair value of the Kensington Securities held by the Dissenting Securityholder and the Court shall make an order fixing the fair value of such Kensington Securities, giving judgment in that amount against Shore Gold in favour of the Dissenting Securityholder and fixing the time by which Shore Gold must pay that amount to the Dissenting Securityholder. If such an application is made by a Dissenting Securityholder, Shore Gold shall, unless the Court otherwise orders, send to each Dissenting Securityholder a written offer (the “Offer to Purchase”) to pay to the Dissenting Securityholder an amount considered by the directors of Shore Gold to be the fair value of the subject Kensington Securities, together with a statement showing how the fair value of the subject Kensington Securities was determined. Every Offer to Purchase shall be on the same terms. At any time before the Court pronounces an order fixing the fair value of the Dissenting Securityholder’s Kensington Securities, a Dissenting Securityholder may make an agreement with Shore Gold for the purchase of his Kensington Securities, in the amount of the Offer to Purchase, or otherwise. The Offer to Purchase shall be sent to each Dissenting Securityholder within 10 days of Shore Gold being served with a copy of the originating notice. Any order of the Court may also contain directions in relation to the payment to the securityholder of all or part of the sum offered by Shore Gold for the Kensington Securities, the deposit of the share certificates representing the Kensington Securities, and other matters.
      The Offer to Purchase shall be sent to each Dissenting Securityholder within ten days of Shore Gold being served with a copy of the originating notice, if a shareholder is the applicant, or at least ten days before the date on which the application is returnable, if the corporation is the applicant.
      If the Arrangement becomes effective, or on the making of an agreement under subsection 193(10) of the Act between Shore Gold and the Dissenting Securityholder as to the payment to be made by Shore Gold for the securities of the Dissenting Securityholder, whether by the acceptance of Shore Gold’s offer under the Dissent Procedures or otherwise, or on the pronouncement of an order of the Court pursuant to subsection 193(13) of the Act, whichever first occurs, the Dissenting Securityholder ceases to have any rights as a Kensington Securityholder other than the right to be paid the fair value of his Kensington Securities in the amount agreed to between Shore Gold and the Dissenting Securityholder or in the amount of the judgment, as the case may be. Every Dissenting Securityholder who has complied with the Dissent Procedures and who has not previously withdrawn from pursuing them to conclusion, will be paid the same price per share.
      Kensington Securityholders who wish to exercise the Dissent Rights should consult their legal advisors with respect to the legal rights available to them in relation to the Arrangement and the Dissent Right. It should also be noted that the Dissent Right is available only to Registered Securityholders and holders of Kensington Options.
DEPOSIT AND TRANSMITTAL
Deposit
      The details of the procedures for the deposit of certificates representing Kensington Shares and the delivery by the Depositary of the consideration to be paid for such securities are set out in the Letter of Transmittal provided to registered holders of Kensington Shares herewith. Registered Kensington Shareholders who do not receive a Letter of Transmittal, or require an additional Letter of Transmittal should contact the Depositary.
      The Depositary will forward to all registered Kensington Shareholders who, prior to the Effective Date, have deposited their properly completed and executed Letters of Transmittal, together with their Kensington Share certificates, as the case may be, the certificates for the Shore Gold Shares and a cheque representing any cash payment in lieu of a fractional Shore Gold Share to which they are entitled under the Arrangement within three Business Days after the Effective Date. The Depositary will forward to Kensington Shareholders who, after the

Effective Date, have deposited their properly completed and executed Letters of Transmittal together with their Kensington Share certificates and all other documents contemplated by the Letter of Transmittal, the certificates for the Shore Gold Shares and a cheque for any cash payment to which they are entitled under the Arrangement as soon as reasonably practicable following the receipt by the Depositary of such Letters of Transmittal and Kensington certificates.
      Registered holders of Kensington Shares who do not forward to the Depositary properly completed and executed Letters of Transmittal, together with their certificates representing their Kensington Shares and all other documents contemplated by the Letter of Transmittal, will not receive the Shore Gold Shares and a cheque for any cash payment to which they are otherwise entitled under the Arrangement until proper tender is made. At and after the Effective Time, certificates formerly representing Kensington Shares shall represent only the right to receive Shore Gold Shares and a cheque for any cash payment in accordance with the Plan of Arrangement.
      If the Combination Agreement is terminated and the Arrangement is not completed, all certificates representing Kensington Securities delivered to the Depositary will be returned, at the expense of Kensington, to the holders of such securities following such termination, along with any other relevant documents.
Letters of Transmittal
      Registered holders of Kensington Shares wishing to deliver their certificates representing Kensington Shares must deliver to the Depositary, at any of the offices specified in the applicable Letter of Transmittal, the following documents:

(a)	the certificate or certificates representing the Kensington Shares held by the Kensington Shareholder;

(b)	the Letter of Transmittal or a manually signed facsimile thereof, properly completed and duly executed as required by the instructions set out in therein; and

(c)	all other documents required by the instructions set out in the applicable Letter of Transmittal in accordance with the specific circumstances of each Kensington Shareholder.
      The procedure for properly completing and returning a Letter of Transmittal is as follows:

(a)	fill in the details of the certificate(s) representing the Kensington Shares held by the Registered Securityholder on the table contained on page 1 of the Letter of Transmittal and enclose such certificate(s) with the Letter of Transmittal;

(b)	print or type the information required on page 3 of the Letter of Transmittal in connection with the provision of names and addresses in various circumstances;

(c)	date and properly sign the Letter of Transmittal on page 3 in accordance with the instructions set out in sections 3, 4 or 5 therein, as applicable;

(d)	if the holder is a U.S. resident or citizen, complete Block D on page 4 of the Letter of Transmittal; and

(e)	if a certificate representing Kensington Shares has been lost or destroyed, complete and enclose with the completed Letter of Transmittal a Lost Certificate Notice (which may be obtained from the Depositary).
Guarantee of Signatures
      If (a) the Letter of Transmittal is signed by a person other than the Registered Securityholder, or (b) the Shore Gold Shares to be issued pursuant to the Arrangement or, if the Arrangement is not effective, the Kensington Shares to be returned are to be sent to a person other than such Registered Securityholder or sent to an address other than the address of the Registered Securityholder as shown on the securities register of Kensington, the signature on the Letter of Transmittal must be guaranteed by a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP) (an “Eligible Institution”) or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

Fiduciaries, Representatives and Authorizations
      Where the Letter of Transmittal or any certificate, share transfer or power of attorney is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian, attorney-in-fact or by any other person acting in a fiduciary or representative capacity, the Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Shore Gold or the Depositary may require additional evidence of authority or additional documentation.
Lost Kensington Certificates
      Kensington Shareholders who are required to surrender certificates in order to receive certificates for the appropriate number of Shore Gold Shares and a cheque for any cash payment pursuant to of the Arrangement and who have lost or misplaced the certificates representing their Kensington Shares should execute and return to the Depositary a Lost Certificate Notice which can be obtained from the Depositary. Once the Depositary establishes the Kensington Shareholder’s proper entitlement and such Kensington Shareholder satisfies such requirements as may be imposed by the Depositary in connection with the issuance of replacement certificates, the Kensington Shareholder will receive the Shore Gold Shares and any cash payment to which such Kensington Shareholder is entitled.
Mail Service Interruption
      Notwithstanding the provisions of this Circular or the Letter of Transmittal, certificates representing Shore Gold Shares and a cheque for any cash payment to be returned to Kensington Shareholders will not be mailed if the Depositary determines that delivery thereof by mail may be delayed. Persons entitled to certificates for Shore Gold Shares and a cheque for any cash payment which are not mailed for the foregoing reason may take delivery thereof at the office of the Depositary, upon application to the Depositary, until such time as the Depositary has determined that delivery by mail will no longer be delayed. The Depositary shall provide notice of any such determination not to mail as soon as reasonably practicable after the making of such determination. Certificates for Shore Gold Shares and cheques for any cash payments not mailed for the foregoing reason will be conclusively deemed to have been delivered on the first day upon which they are available for delivery to the depositing Kensington Shareholder at the office of the Depositary.
      Registered Kensington Shareholders who hold Kensington Shares as of the Effective Date have a period of six years from the Effective Date during which they may surrender the certificate(s) representing the Kensington Shares held by them as of the Effective Date, following which time they lose all rights to receive any consideration under the Arrangement; provided, however, that the rights of Dissenting Securityholders will be governed by Article 3 of the Plan of Arrangement.
Kensington Options and Warrants
      Holders of Kensington Options and Kensington Warrants are not required to deposit certificates representing such options or warrants. After the Arrangement becomes effective, Shore will provide documentation to each former holder of Kensington Options or Kensington Warrants, representing the options or warrants, as applicable, to purchase Shore Gold Shares to which such person is entitled under the Arrangement.

STOCK EXCHANGE LISTINGS AND INFORMATION
Kensington Shares
      The outstanding Kensington Shares are listed on the TSX Venture Exchange under the trading symbol “KRT”. The Kensington Shares will be delisted from such exchange following the Effective Date. The following table summarizes the market price and volumes of trading of the Kensington Shares on the TSX Venture Exchange for each of the periods indicated:

	Price Range

	High	Low	Volume

2003
Third Quarter	$1.15	$0.84	3,906,765
Fourth Quarter	$1.09	$0.85	4,977,769
2004
First Quarter	$1.54	$0.83	7,805,293
Second Quarter	$1.10	$0.75	4,764,610
Third Quarter	$1.44	$0.75	9,889,210
Fourth Quarter	$1.30	$0.89	5,747,841
2005
First Quarter	$4.06	$0.91	41,951,423
April	$2.60	$1.61	4,841,195
May	$2.24	$1.77	4,025,186
June	$2.31	$1.83	2,798,839
July	$2.39	$2.02	1,519,665
August	$3.31	$2.10	10,999,153
September (to September 21, 2005)	$3.90	$3.02	5,103,470
      The closing price of the Kensington Shares on the TSX Venture Exchange on August 12, 2005, the last trading day prior to the announcement by Kensington of the Combination Agreement with Shore Gold, was $2.40 per Kensington Share, and on the Record Date was $3.90 per Kensington Share. The average closing price of the Kensington Shares on the TSX Venture Exchange during the thirty trading days ending on August 12, 2005, was approximately $2.26 per Kensington Share.
Kensington Warrants
      The Kensington Warrants issued pursuant to the Warrant Indenture were listed on the TSX Venture Exchange on September 7, 2005 under the symbol “KRT.WT”. These Kensington Warrants will be delisted from such exchange following the Effective Date. The following table summarizes the market price and volumes of trading of the Kensington Warrants on the TSX Venture Exchange for the period indicated.

	Price Range

	High	Low	Volume

2005
September 7 to September 21, 2005	$1.70	$0.90	968,276
      Pursuant to the Combination Agreement, Shore Gold has agreed to use its reasonable efforts to cause the listing on the TSX of the warrants of Shore Gold which will be issued in exchange for such Kensington Warrants on the Effective Date. The TSX has conditionally approved the listing of such warrants of Shore Gold, subject to Shore Gold fulfilling the listing requirements of the TSX.

Shore Gold Shares
      The outstanding Shore Gold Shares are listed on the TSX under the trading symbol “SGF”. The following table summarizes the market price and volumes of trading of the Shore Gold Shares on the TSX for each of the periods indicated:

	Price Range

	High	Low	Volume

2003
Third Quarter	$1.48	$1.06	5,482,249
Fourth Quarter	$1.90	$1.25	6,679,617
2004
First Quarter	$2.29	$1.61	7,971,694
Second Quarter	$2.06	$1.03	6,972,860
Third Quarter	$3.15	$1.15	22,137,080
Fourth Quarter	$3.62	$2.10	12,441,565
2005
First Quarter	$7.11	$2.71	66,099,550
April	$5.80	$3.80	8,824,771
May	$5.25	$3.95	6,182,563
June	$5.22	$4.28	4,048,431
July	$5.00	$4.40	2,334,967
August	$5.72	$4.45	9,343,068
September (to September 21, 2005)	$6.15	$4.86	6,628,319
      The closing price of the Shore Gold Shares on the TSX on August 12, 2005, the last trading day prior to the announcement by Kensington of the Combination Agreement with Shore Gold, was $5.45 per Shore Gold Share, and on the Record Date was $6.12 per Shore Gold Share. The average closing price of the Shore Gold Shares on the TSX during the thirty trading days ending on August 12, 2005, was approximately $4.77 per Shore Gold Share. It is a condition of the Arrangement that the Shore Gold Shares to be issued pursuant to the Arrangement are listed on the TSX. The TSX has conditionally approved the listing of such Shore Gold Shares, subject to Shore Gold fulfilling the listing requirements of the TSX.
INTEREST OF CERTAIN PERSONS IN MATERIAL TRANSACTIONS
AND MATTERS TO BE ACTED UPON
      Except as otherwise disclosed in this Circular, no director or executive officer of Kensington, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise: (a) in matters to be acted upon at the Meeting; or (b) in any transaction during the three years before the date of this Circular or in a proposed transaction which has materially affected or would materially affect Kensington.
ADDITIONAL INFORMATION AND OTHER DOCUMENTS
      Financial information relating to Kensington is provided in Kensington’s comparative financial statements and management’s discussion and analysis for its most recently completed financial year. Kensington will provide a copy of its audited financial statements for 2004, interim financial statements for 2005 and management’s discussion and analysis thereon to any person upon request delivered to its office at Suite 2100, 650 West Georgia Street, P.O. Box 11606, Vancouver, British Columbia V6B 4N9, Attention: Secretary. These documents and additional information about Kensington are available on the SEDAR website at www.sedar.com.

LEGAL MATTERS
      Legal matters in connection with the Arrangement will be passed upon on behalf of Kensington by McCullough O’Connor Irwin LLP and on behalf of the Special Committee by Lawson Lundell LLP. As at September 21, 2005 the partners and associates of each of McCullough O’Connor Irwin LLP and Lawson Lundell LLP owned beneficially, directly or indirectly, in the aggregate less than 1% of the outstanding Kensington Shares.
DIRECTORS’ APPROVAL
      The contents and sending of the Notice of Meeting and this Circular have been approved and authorized by the Kensington Board. Shore Gold has provided to Kensington the information contained in this Circular relating to Shore Gold and has authorized Kensington to include such information in this Circular.
KENSINGTON RESOURCES LTD.
(Signed) Robert A. McCallum
Robert A. McCallum
President & Chief Executive Officer

AUDITORS’ CONSENT
KENSINGTON RESOURCES LTD.
      We have read the management proxy circular of Kensington Resources Ltd. (“Kensington”) dated September 22, 2005 relating to the proposed arrangement under which Shore Gold Inc. will acquire all of the issued and outstanding securities of Kensington Resources Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned circular of our reports to the shareholders of Kensington on the balance sheets of Kensington as at December 31, 2004 and 2003 and the statements of operation and deficit and cash flows for each of the years in the three-year period ended December 31, 2004. Our reports are dated April 1, 2005 with respect to the financial statements for the years ended December 31, 2004 and 2003 and dated March 31, 2004 with respect to the financial statements for the years ended December 31, 2003 and 2002.
(Signed) Deloitte & Touche LLP
Chartered Accountants
Vancouver, B.C.
September 22, 2005

AUDITORS’ CONSENT
SHORE GOLD INC.
      We have read the management proxy circular of Kensington Resources Ltd. dated September 22, 2005 relating to the proposed arrangement under which Shore Gold Inc. will acquire all of the issued and outstanding securities of Kensington Resources Ltd. We have complied with Canadian generally accepted standards for an auditor’s involvement with offering documents.
      We consent to the incorporation by reference in the above-mentioned circular of our report to the shareholders of Shore Gold Inc. on the consolidated balance sheets of Shore Gold Inc. as at December 31, 2004 and 2003 and the consolidated statements of loss and deficit and cash flows for each of the years in the two-year period ended December 31, 2004. Our report is dated February 28, 2005.
(Signed) KPMG LLP
Chartered Accountants
Saskatoon, SK
September 22, 2005

APPENDIX A
ARRANGEMENT RESOLUTION
RESOLUTION OF THE HOLDERS OF COMMON SHARES, OPTIONS,
WARRANTS AND BROKER WARRANTS OF KENSINGTON RESOURCES LTD.
BE IT RESOLVED THAT:

1.	The amended and restated combination agreement (the “Combination Agreement”) made on September 19, 2005 and effective August 14, 2005 between Shore Gold Inc. (“Shore Gold”) and Kensington Resources Ltd. (“Kensington”) with such amendments or variations thereto made in accordance with the terms of the Combination Agreement, is hereby ratified, authorized and approved.

2.	The arrangement (“Arrangement”) under section 195 of the Business Corporations Act (Yukon Territory) substantially as set forth in the Plan of Arrangement as Schedule C to the Combination Agreement and all transactions contemplated thereby, be and are hereby ratified, authorized and approved.

3.	Notwithstanding that this resolution has been duly passed and/or has received the approval of the Supreme Court of the Yukon Territory, the board of directors of Kensington may, without further notice to or approval of the holders of Kensington securities or other interested or affected parties, subject to the terms of the Arrangement, amend or terminate the Combination Agreement or the Plan of Arrangement or revoke this resolution at any time prior to the filing of Articles of Arrangement giving effect to the Arrangement.

4.	Any director or officer of Kensington is hereby authorized, for and on behalf of Kensington, to execute and deliver Articles of Arrangement and to execute, with or without the corporate seal, and, if, appropriate, deliver all other documents and instruments and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument, and the taking of any such action.

A-1

APPENDIX B
KENSINGTON RESOURCES LTD.
PLAN OF ARRANGEMENT UNDER SECTION 195
OF THE BUSINESS CORPORATIONS ACT (YUKON TERRITORY)
ARTICLE 1
INTERPRETATION
1.1	In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, the following terms will have the respective meanings set out below and grammatical variations of those terms will have corresponding meanings:
(a)	“Act” means the Business Corporations Act (Yukon Territory), R.S.Y. 2002, c. 20, including all regulations made thereunder, as amended or replaced;

(b)	“Affiliate” has the meaning attributed to that term in the Act;

(c)	“Amalgamated Kensington” means the corporation created under the Act by the amalgamation of Kensington and Shore Gold Subco pursuant to this Plan of Arrangement;

(d)	“Arrangement” means an arrangement under the provisions of Section 195 of the Act, on the terms and conditions set forth in this Plan of Arrangement and any amendment, variation or supplement thereto made in accordance with Section 5.1;

(e)	“Arrangement Resolution” means the special resolution of the Kensington Securityholders approving the Arrangement in accordance with section 195 of the Act;

(f)	“Articles of Arrangement” means the articles of arrangement of Kensington that are required by the Act to be sent to the Registrar after the Final Order is granted;

(g)	“Business Day” means a day which is not a Saturday, Sunday or a day when commercial banks are not open for business in any of Calgary, Alberta; Saskatoon, Saskatchewan; or Vancouver, British Columbia;

(h)	“Circular” means the management information circular of Kensington to be prepared and sent to Kensington Securityholders in connection with the Kensington Meeting;

(i)	“Combination Agreement” means the agreement made August 14, 2005, as amended and restated on September 19, 2005 between Kensington and Shore Gold to which this Plan of Arrangement is attached as Schedule C, as the same may be supplemented or amended from time to time;

(j)	“Court” means the Supreme Court of the Yukon Territory;

(k)	“Depositary” means Valiant Trust Company or such other institution as Shore Gold may select;

(l)	“Dissent Rights” means the Dissent Rights in respect of the Arrangement described in Section 3.1;

(m)	“Effective Date” means the date upon which a copy of the Final Order and Articles of Arrangement are filed with, and accepted for filing, under section 195 of the Act (or any replacement thereof) by the Registrar;

(n)	“Effective Time” means 12:01 a.m. (Central Standard Time) on the Effective Date;

(o)	“Final Order” means the final order of the Court approving the Arrangement as such order may be amended by the Court (with the consent of Shore Gold and Kensington, acting reasonably) at any time prior to the Effective Date or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (with the consent of Shore Gold and Kensington, acting reasonably) on appeal;

(p)	“Holder” means a registered holder of Kensington Shares or any person who surrenders to the Depositary certificates representing such Kensington Shares duly endorsed for transfer to such person in accordance with the Letter of Transmittal;

(q)	“Interim Order” means an order of the Court providing for, among other things, the calling and holding of the Kensington Meeting, as such order may be amended, supplemented or varied by the Court;

(r)	“Kensington” means Kensington Resources Ltd., a corporation constituted under the laws of the Yukon Territory;

(s)	“Kensington Broker Warrants” means the outstanding broker warrants each of which entitles the holder thereof to acquire one (1) Kensington Share and one-half of a warrant to purchase one (1) Kensington Share (collectively, the “Kensington Underlying Warrants”) upon the valid exercise of such warrant in accordance with the terms thereof;

(t)	“Kensington Meeting” means the meeting of the Kensington Securityholders held for the purpose of considering and approving the Arrangement and the transactions contemplated thereby by way of the Arrangement Resolution;

(u)	“Kensington Options” means the options (whether or not vested) to purchase Kensington Shares which are outstanding under the Kensington Stock Option Plan;

(v)	“Kensington Rights Plan” means the shareholders rights plan set out in the Shareholder Rights Plan Agreement dated as of October 6, 2004 between Kensington and Computershare Investor Services Inc. as rights agent;

(w)	“Kensington Stock Option Plan” means the stock option plan dated June 13, 2005 as constituted as of the date hereof pursuant to which participants are granted Kensington Options;

(x)	“Kensington Securities” means, collectively, Kensington Shares, Kensington Options, Kensington Warrants and Kensington Broker Warrants;

(y)	“Kensington Securityholders” means holders of Kensington Securities;

(z)	“Kensington Shareholder” means a Holder of Kensington Shares;

(aa)	“Kensington Shares” means the common shares in the capital of Kensington;

(bb)	“Kensington Underlying Warrants” has the meaning ascribed to such term in definition of Kensington Broker Warrants;

(cc)	“Kensington Warrant Indenture” means the Common Share Purchase Warrant Indenture between Kensington and Computershare Trust Company of Canada dated May 6, 2005;

(dd)	“Kensington Warrants” means the outstanding warrants each of which entitles the holder thereof to acquire one (1) Kensington Share upon the valid exercise of such warrant in accordance with the terms thereof (including, without limitation, any Kensington Underlying Warrants issued prior to the Effective Time upon the valid exercise of Kensington Broker Warrants);

(ee)	“Letter of Transmittal” means the letter of transmittal forwarded by Kensington to Kensington Securityholders in connection with the Arrangement;

(ff)	“Mailing Date” means the date of the mailing of the Circular to the Kensington Shareholders;

(gg)	“Notice of Dissent” means a notice given in respect of the Dissent Rights as contemplated in the Interim Order and as described in Article 3;

(hh)	“Plan of Arrangement”, “hereof”, “herein”, “hereunder” and similar expressions means this plan of arrangement, including the appendices hereto, and any amendments, variations or supplements hereto made in accordance with the terms hereof, the Combination Agreement or made at the direction of the Court in the Final Order;

(ii)	“Registrar” has the meaning attributed to that term under the Act; (jj) “Shore Gold” means Shore Gold Inc., a corporation constituted under the laws of Canada;

(kk)	“Shore Gold Shares” means the common shares as constituted on the date of the Combination Agreement in the capital of Shore Gold;

(ll)	“Shore Gold Stock Option Plan” means the stock option plan of Shore Gold dated February 2, 2005, as may be amended from time to time;

(mm)	“Shore Gold Subco” means 38802 Yukon Inc., a corporation existing under the Act all of the outstanding shares of which are held by Shore Gold; and

(nn)	“Shore Gold Underlying Warrants” has the meaning ascribed to such term in Section 2.4.
1.2	Interpretation Not Affected by Headings, etc.
     The division of this Plan of Arrangement into Articles, Sections and other portions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof. Unless otherwise indicated, all references to an “Article” or “Section” followed by a number and/or a letter refer to the specified Article or Section of this Plan of Arrangement.
1.3	Number and Gender
     In this Agreement, unless the context otherwise requires, words used herein importing the singular include the plural and vice versa. Words importing gender include all genders.
1.4	Date of Any Action
     In the event that any date on which any action is required to be taken hereunder by any of the parties hereto is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.
1.5	Time
     Time shall be of the essence in every matter or action contemplated hereunder. All times expressed herein or in the Letter of Transmittal are Central Standard Time unless otherwise stipulated herein or therein.
1.6	Currency
     Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in lawful money of Canada.

ARTICLE 2
ARRANGEMENT
2.1	Binding Effect
     The Arrangement shall be effective as of, and be binding at and after the Effective Time on, Kensington and all holders and beneficial holders of Kensington Securities.
2.2	The Arrangement
     At the Effective Time, the following shall occur and shall be deemed to have occurred in the following order without any further act or formality:
(a)	The Kensington Rights Plan shall terminate and cease to have any further force or effect and the Rights (as defined in the Kensington Rights Plan) issued and outstanding under the Kensington Rights Plan shall be cancelled;

(b)	Kensington and Shore Gold Subco shall be amalgamated and continue as one company under the Act and the following provisions shall apply to Amalgamated Kensington:
(i)	the name of Amalgamated Kensington shall be “Kensington Resources Ltd.” and the registered office of Amalgamated Kensington shall be located at 200 — 204 Lambert Street, Whitehorse, YT Y1A 3T2;

(ii)	the authorized capital of Amalgamated Kensington shall be an unlimited number of common shares with the rights, privileges, restrictions and conditions described in Schedule A to this Plan of Arrangement;

(iii)	there shall be no restrictions on the business which Amalgamated Kensington is authorized to carry on or the powers which Amalgamated Kensington may exercise;

(iv)	the board of directors of Amalgamated Kensington shall, until otherwise changed in accordance with the Act, consist of a minimum of one and a maximum of 10 directors. The number of directors of Amalgamated Kensington shall initially be two. The first directors of Amalgamated Kensington shall be the persons whose names and municipality of residence appear below:

Name	Municipality of Residence

Harvey J. Bay	Saskatoon, Saskatchewan

Kenneth E. MacNeill	Saskatoon, Saskatchewan
and such directors shall hold office until the next annual meeting of shareholders of Amalgamated Kensington or until their successors are elected or appointed; and

(v)	the by-laws of Amalgamated Kensington, until repealed, amended or altered, shall be the by-laws of Shore Gold Subco in effect prior to the Effective Time. A copy of the by-laws of Amalgamated Kensington will be available for inspection at the registered office of Amalgamated Kensington;
(c)	on the amalgamation referred to in Section 2.2(b) above:

(i)	without any further act or formality, each Kensington Share (other than Kensington Shares held by: (i) either Shore Gold and its Affiliates; or (ii) Holders who have validly exercised Dissent Rights as contemplated in Section 3.1 hereof) shall be and shall be deemed to be transferred to Shore Gold and, subject to Section 4.2, the holder thereof shall be issued by Shore Gold 0.64 of a Shore Gold Share for each of such holders’ Kensington Shares so transferred;

(ii)	each issued and outstanding Kensington Share held by Shore Gold (including, for greater certainty, those transferred to Shore Gold pursuant to Section 2.2(c)(i) or Section 3.1) and its Affiliates will be exchanged for one common share of Amalgamated Kensington;

(iii)	each issued and outstanding common share of Shore Gold Subco will be exchanged for one common share of Amalgamated Kensington;

(iv)	each Kensington Option, to the extent that it has not been exercised (other than Kensington Options held by holders who have validly exercised Dissent Rights as contemplated by Section 3.1 hereof), shall be transferred to Shore Gold in exchange for an option of Shore Gold to purchase that number of Shore Gold Shares determined by multiplying the number of Kensington Shares subject to each such Kensington Option by 0.64 at an exercise price per Shore Gold Share equal to the exercise price per Kensington Share of each such Kensington Option divided by 0.64. If the foregoing calculation results in the option being exercisable for a fraction of a Shore Gold Share, then the number of Shore Gold Shares subject to such option shall be rounded down to the nearest whole number of shares and the aggregate exercise price for the option will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement. All options of Shore Gold issued on such exchange shall be governed by the Shore Gold Stock Option Plan;

(v)	each Kensington Warrant, to the extent that it has not been exercised (other than Kensington Warrants held by holders who have validly exercised Dissent Rights as contemplated by Section 3.1 hereof), shall be transferred to Shore Gold in exchange for a warrant of Shore Gold to purchase 0.64 Shore Gold Shares and each such warrant of Shore Gold shall have an exercise price equal to the exercise price of the original Kensington Warrant. If the foregoing calculation results in the warrants of Shore Gold held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement; and

(vi)	with respect to each Kensington Share, Kensington Option and Kensington Warrant transferred to Shore Gold pursuant to Sections 2.2(c)(i), 2.2(c)(iv) and 2.2(c)(v) at the Effective Time, without any further act or formality:
(i)	the Holder thereof shall cease to be the Holder of such security and the name of the Holder thereof shall be removed from the register of such securities of Kensington; and

(iii)	the Holder thereof shall be deemed to have executed and delivered all consents, releases, assignments and waivers, statutory or otherwise, required to transfer such security in accordance with Sections 2.2(c)(i), 2.2(c)(iv) and 2.2(c)(v); and
(d)	the stated capital account in the records of Amalgamated Kensington for the common shares of Amalgamated Kensington shall be equal to the stated capital attributed to the Kensington Shares (other than the Kensington Shares held by Shore Gold Subco) and the common shares of Shore Gold Subco.

2.3	Letter of Transmittal
(a)	Kensington shall cause the Letter of Transmittal to be sent to each Holder, together with the Circular, on the Mailing Date.

(b)	Any deposit of a Letter of Transmittal and accompanying certificates, or other documentation as provided in the Letter of Transmittal, may be made at any of the offices of the Depositary specified in the Letter of Transmittal.
2.4	Effect on Kensington Broker Warrants
     In accordance with the terms of the Kensington Broker Warrants, each Kensington Broker Warrant, to the extent that it has not been exercised prior to the Effective Time, shall become exercisable for:
(a)	0.64 Shore Gold Shares; and

(b)	one-half of a warrant of Shore Gold (collectively, the “Shore Gold Underlying Warrants”), each such whole Shore Gold Underlying Warrant entitling the holder to purchase 0.64 Shore Gold Shares and having an exercise price equal to the exercise price of the original Kensington Underlying Warrant that corresponds to such Kensington Broker Warrant. If the foregoing calculation results in the Shore Gold Underlying Warrants held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement, and the exercise price of such Kensington Broker Warrant shall be unchanged. If the foregoing calculation results in the Kensington Broker Warrants held by a holder being exercisable for a fraction of a Shore Gold Share in the aggregate, then the number of Shore Gold Shares subject to such warrants in the aggregate shall be rounded down to the nearest whole number of shares and the aggregate exercise price for such warrants will be reduced by the exercise price for one (1) Shore Gold Share multiplied by the fractional entitlement.
ARTICLE 3
DISSENT RIGHTS
3.1	Dissent Rights
     A Kensington Securityholder may exercise dissent rights (“Dissent Rights”) conferred by the Interim Order in connection with the Arrangement in the manner set out in Section 193 of the Act (or any replacement thereof), provided the Notice of Dissent is received by Kensington at or before the Kensington Meeting. Without limiting the generality of the foregoing, Kensington Securityholders who duly exercise such Dissent Rights and who are ultimately determined to be entitled to be paid fair value for their Kensington Securities by Kensington shall be deemed to have transferred such Kensington Securities, immediately prior to the transactions in Sections 2.2, as of the Effective Time, without any further act or formality to Shore Gold in consideration of a payment of cash by Shore Gold equal to such fair value. In no case shall Kensington or Shore Gold be required to recognize such Holders as Kensington Securityholders at and after the Effective Time, and the names of such Kensington Securityholders shall be removed from Kensington’s register of shareholders, optionholders or warrantholders, as the case may be, as of the Effective Time.

ARTICLE 4
SHORE GOLD CERTIFICATES
4.1	Right to Shore Gold Shares
(a)	Shore Gold shall, as soon as practicable following the later of the Effective Date and the date of deposit with the Depositary of a duly completed Letter of Transmittal and the certificates representing the Kensington Shares or other documentation as provided in the Letter of Transmittal, cause the Depository to:
(i)	forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address specified in the Letter of Transmittal; or

(ii)	if requested by the Holder in the Letter of Transmittal, to make available at the Depositary for pick-up by the Holder; or

(iii)	if the Letter of Transmittal neither specifies an address nor contains a request as described in (ii), to forward or cause to be forwarded by first class mail (postage prepaid) to the Holder at the address of such holder as shown on the share register maintained by or on behalf of Kensington, certificates representing the number of Shore Gold Shares issuable to such Kensington Shareholder as determined in accordance with the provisions hereof, together with a cheque in the amount, if any, payable to such Holder pursuant to Section 4.2. Shore Gold shall have provided the Depositary with sufficient certificates representing Shore Gold Shares and sufficient funds for this purpose.

(b)	Each Holder entitled in accordance with Article 2 to receive Shore Gold Shares shall be deemed to be the registered holder for all purposes as of the Effective Time of the number of Shore Gold Shares to which such Holder is entitled. All dividends paid or other distributions made on or after the Effective Time on or in respect of any Shore Gold Shares which a Holder is entitled to receive pursuant to this Plan of Arrangement, but for which a certificate has not yet been delivered to such Holder in accordance with Section 4.1(a), shall be paid or made to such Holder when such certificate is delivered to such Holder in accordance with Section 4.1(a).

(c)	Subject to Article 3, after the Effective Time, any certificate formerly representing Kensington Shares, Kensington Options and Kensington Warrants (other than Kensington Shares held by Shore Gold and its Affiliates) shall represent only the right to receive securities of Shore Gold pursuant to Sections 2.2 and 4.1(a) (and cash pursuant to Section 3.1 or Section 4.2 hereof, if applicable) and any dividends or other distributions to which the Holder is entitled under Section 4.1(b), and any such certificate formerly representing Kensington Shares not duly surrendered on or prior to the sixth anniversary of the Effective Date shall cease to represent a claim or interest of any kind or nature, including a claim for dividends or other distributions under Section 4.1(b), against Shore Gold or Kensington by a former Holder. On such date, all Shore Gold Shares and cash to which the former Holder of such certificates was entitled shall be deemed to have been surrendered to Shore Gold.

(d)	After the Effective Time, each certificate formerly representing Kensington Warrants will be deemed to represent warrants of Shore Gold on the basis provided for in Section 2.2(c)(vi) provided that upon any transfer of such certificate formerly representing Kensington Warrants after the Effective Time, Shore Gold shall issue a new certificate representing the relevant warrants or Shore Gold and such certificate formerly representing Kensington Warrants shall be cancelled.

4.2	Fractional Shares
     No fractional shares will be issued by Shore Gold. In lieu of a fractional Shore Gold Share, a Holder who would otherwise receive a fraction of a Shore Gold Share will receive a cash payment from Shore Gold equal to the product of (A) such fractional interest multiplied by (B) the average closing price per share of the Shore Gold Shares on the TSX for the five Business Day period ending on the Business Day before the Kensington Meeting.
4.3	Illegality of Delivery of Shore Gold Shares
     Notwithstanding the foregoing, if it appears to Shore Gold that it would be contrary to applicable law to issue Shore Gold Shares pursuant to the Arrangement to a person that is not a resident of Canada, the Shore Gold Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the Shore Gold Shares by the Depositary on behalf of that person. The Shore Gold Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the Shore Gold Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the Shore Gold Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the Shore Gold Shares and any amount withheld in respect of Canadian taxes) in lieu of the Shore Gold Shares. The net proceeds will be remitted in the same manner as set forth in this Article 4. None of Kensington, Shore Gold or the Depositary will be liable for any loss arising out of any such sales.
4.4	Lost Certificates
     If any certificate which prior to the Effective Time represented outstanding Kensington Shares which were exchanged pursuant to Section 2.2 has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depositary will issue in exchange for such lost, stolen or destroyed certificate, certificates representing Shore Gold Shares (together any cash in lieu of fractional Shore Gold Shares pursuant to Section 4.2) deliverable in respect thereof as determined in accordance with Section 2.2. When seeking such certificate and payment in exchange for any lost, stolen or destroyed certificate, the person to whom certificates representing Shore Gold Shares are to be issued shall, as a condition precedent to the issuance thereof, give a bond satisfactory to Shore Gold and its transfer agent, in such sum as Shore Gold may direct or otherwise indemnify Shore Gold and its transfer agent in a manner satisfactory to Shore Gold and its transfer agent against any claim that may be made against Shore Gold or its transfer agent with respect to the certificate alleged to have been lost, stolen or destroyed.
ARTICLE 5
AMENDMENT
5.1	Amendment of Plan of Arrangement
(a)	Kensington and Shore Gold reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time, provided that any amendment, modification or supplement must be contained in a written document which is filed with the Court and, if made following the Kensington Meeting, approved by the Court and communicated to Holders in the manner required by the Court (if so required).

(b)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Kensington or Shore Gold at any time prior to or at the Kensington Meeting with or without any other prior notice or communication and, if so proposed and accepted by the persons voting at the Kensington Meeting, will become part of this Plan of Arrangement for all purposes.

(c)	Any amendment, modification or supplement to this Plan of Arrangement which is approved or directed by the Court following the Kensington Meeting will be effective only if it is consented to by Kensington and Shore Gold (acting reasonably).

(d)	This Plan of Arrangement may be withdrawn prior to the Effective Time in accordance with the terms of the Combination Agreement.

(e)	Notwithstanding the foregoing provisions of this Section 5.1, no amendment, modification or supplement to this Plan of Arrangement may be made prior to the Effective Time except in accordance with the terms of the Combination Agreement.

SCHEDULE A
Rights, Privileges, Restrictions and Conditions of
Common Shares of Amalgamated Kensington
     The rights, privileges, restrictions and conditions attaching to the Common Shares of Amalgamated Kensington (herein, the “Corporation”) shall be as follows:
1.	Dividends
     The holders of the Common Shares shall be entitled to receive dividends if, as and when declared by the Board of Directors of the Corporation out of the assets of the Corporation properly available for the payment of dividends of such amounts and payable in such manner as the Board of Directors may from time to time determine.
2.	Voting Rights
     The holders of the Common Shares shall be entitled to receive notice of and to attend any meeting of the shareholders of the Corporation and shall be entitled to one vote in respect of each Common Share held at such meetings.
3.	Liquidation, Dissolution or Winding-Up
     In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the property or assets of the Corporation among its shareholders for the purpose of winding-up its affairs, the holders of the Common Shares shall be entitled to receive the remaining property and assets of the Corporation.

     APPENDIX C
SC NO. 05-A0095
IN THE SUPREME COURT OF THE YUKON TERRITORY
RE:          THE MATTER OF A PROPOSED ARRANGEMENT AMONG
            KENSINGTON RESOURCES LTD. AND ITS SECURITY HOLDERS
AND
THE MATTER OF AN APPLICATION FOR APPROVAL OF
AN ARRANGEMENT UNDER SECTION 195 OF THE
BUSINESS CORPORATIONS ACT, RSY 2002, C. 20
AND AMENDMENTS THERETO

BEFORE THE HONOURABLE	)	Tuesday, the 20th day of
MR. JUSTICE VEALE	)	September, 2005.
INTERIM ORDER
THE APPLICATION of the Petitioner, coming on for hearing at Whitehorse, in the Yukon Territory, on the 20th day of September, 2005; AND UPON HEARING Peter Morawsky, counsel for the Petitioner:
THIS COURT DECLARES:
1.	that the proposed plan of arrangement, as set out in the combination agreement which is attached as “Exhibit A” to the Affidavit of Robert A. McCallum, sworn the 19th day of September, 2005 (the “Plan of Arrangement”), may not be practicably effected under any provision of the Business Corporations Act RSY 2002, c. 20 (the “Act”) other than s. 195 of the Act.
THIS COURT ORDERS:
1.	that the Petitioner be permitted to convene, hold and conduct a special meeting (the “Meeting”) of the registered holders of common shares and of warrants and options of the Petitioner (together, the “Securityholders”), to consider and, if deemed advisable, pass, with or without amendment, a special resolution (the “Special Resolution”), authorizing, approving and agreeing to adopt the Plan of Arrangement between the Petitioner and its Securityholders, as described in the Plan of Arrangement, and to transact such other business as may properly come before the Meeting;

2.	that the Meeting shall be called, held and conducted in accordance with the provisions of the Act, applicable securities legislation, and the Bylaws of the Petitioner, subject to the terms of this Order;

3.	that the finalized versions of the following information:
(a)	the Letter to Securityholders from the Petitioner;

(b)	the Notice of Special Meeting and Management Proxy Circular;

(c)	the Notice of Application to this Honourable Court for a Final Order approving the Arrangement (“Notice of Application”);

(the “Meeting Materials”)
in substantially the same form as exhibited in the affidavit of James Rothwell, sworn the 16th day of September, 2005, and, in the case of the Notice of Application, as also attached as “Schedule A” to this Order, with such amendments and inclusions thereto as counsel for the Petitioner may advise are necessary or desirable, provided that such amendments and inclusions are not inconsistent with the terms of this Order, shall be mailed by prepaid ordinary mail:
(a)	to the Securityholders of the Petitioner at their registered address as they appear on the respective books of the Petitioner at the close of business on September 21, 2005, being the record date fixed by the Board of Directors of the Petitioner for the determination of Securityholders entitled to notice of the Meeting; and

(b)	to the directors and auditors of the Petitioner,
which mailing shall occur at least twenty-one (21) days prior to the date of the Meeting, excluding the date of mailing and excluding the date of the Meeting;
4.	that a letter of transmittal, the Forms of Proxy and the Voting Instruction Form, together with the appropriate Appendices to the Management Proxy Circular, shall also be mailed with the Meeting Materials;

5.	that service of the Notice of Application, together with the rest of the Meeting Materials as herein described, shall constitute good and sufficient service of the application for a final order approving the arrangement described in the Plan of Arrangement upon all who may wish to appear in these proceedings, and that no other service need be made, and that such service shall be effective on the fifth day after the said Notice of Application is mailed;

6.	that the accidental omission to give notice of the Meeting, or the Notice of Application, to, or the non-receipt of such notices by, one or more of the persons specified herein, shall not necessarily invalidate any resolution passed or proceedings taken at such

Meeting;
7.	that the Chair of the Meeting shall be an officer or director of the Petitioner who shall be appointed by the Board of Directors of the Petitioner for that purpose;

8.	that the Chair of the Meeting is at liberty to call on the assistance of legal counsel to the Petitioner at any time, and from time to time, as the Chair of the Meeting may deem necessary or appropriate, during the Meeting, or any adjournments thereof, and such legal counsel is entitled to attend the Meeting, or any adjournments thereof, for that purpose;

9.	that the Meeting may be adjourned for any reason upon the approval of the Chair of the Meeting, and if the Meeting is adjourned, it shall be reconvened at a place and time to be designated by the Chair of the Meeting to a date which is not more than 30 days thereafter;

10.	that the quorum required at the Meeting shall be the quorum required by the Bylaws of the Petitioner;

11.	that the vote of Securityholders required to adopt the Special Resolution at the Meeting shall be the affirmative vote of not less than two-thirds of the votes cast by Securityholders of the Petitioner, voting together as a class, who vote in person or by proxy on the Special Resolution;

12.	that the Chair or Secretary of the Meeting shall, in due course, file with the Court an Affidavit verifying the actions taken and the decisions reached by the Securityholders at the Meeting, or any adjournments thereof, with respect to the Plan of Arrangement;

13.	that each Securityholder of the Petitioner shall be accorded the right of dissent with respect to the Special Resolution, as set out in Article 3 of the Plan of Arrangement;

14.	that the directors and auditors of the Petitioner shall be entitled to notice of the Meeting, or any adjournment(s) thereof, not later than 10 days prior to the commencement of the Meeting, and any adjournment(s) thereof;

15.	subject to paragraph 13 herein, that the only persons entitled to notice of, and to attend or vote at, the Meeting, or any adjournment(s) thereof, either in person or by proxy, shall be the registered holders of the common shares, warrants, options and other securities exercisable to acquire common shares of the Petitioner as at the close of business on September 21, 2005 (and under applicable securities legislation and policies, the beneficial owners of the common shares of the Petitioner registered in the name of intermediaries), and all persons who acquire securities of the Petitioner subsequent to September 21, 2005 who establish that they own such securities, and who make a written request to the corporate secretary of the Petitioner at:

Suite 2100 - 650 West Georgia Street
Vancouver, British Columbia
V6B 4N8
not later than 10 days prior to the commencement of the Meeting, and any adjournment(s) thereof;
16.	that the Petitioner shall be at liberty to give notice of this application to persons outside the jurisdiction of this Honourable Court in the manner specified herein;

17.	that, unless the directors of the Petitioner by resolution determine to abandon the Plan of Arrangement, the application for the Final Order approving the Plan of Arrangement (the “Application for the Final Order”) shall be set down for hearing before the presiding Judge in Chambers at the Courthouse at 2134 — 2nd Avenue, Whitehorse, Yukon, on Friday, October 28, 2005 at 9:00 a.m., or so soon thereafter as counsel may be heard, and that, upon approval by the Securityholders at the Meeting of the Special Resolution approving the Plan of Arrangement in the manner required by Section 195 of the Act, the Petitioner shall be at liberty to proceed with the Application for the Final Order at that time;

18.	that any Securityholder of the Petitioner may appear and make submissions at the Application for the Final Order, provided that such person shall file an Appearance, in the form prescribed by the Rules of Court of the Supreme Court of the Yukon Territory, with this Court, and deliver a copy of the filed Appearance, together with a copy of all material on which such person intends to rely at the Application for the Final Order, including an outline of such person’s proposed submissions, to the solicitors for the Petitioner at their address for delivery as set out in the Petition, on or before 4:00 p.m. on Wednesday, October 26, 2005, or as the Court may otherwise direct;

19.	that, subject to other provisions in this Order, no material other than that contained in the Meeting Materials, need be mailed on any persons in respect of these proceedings;

20.	that, if the Application for the Final Order is adjourned, only those persons who have filed and delivered an Appearance in accordance with this Order need be served and provided with notice of that new date;

21.	that the Petitioner, and its shareholders, directors and auditors shall, and hereby do. have liberty to apply for such further Order or Orders as may be appropriate;

22.	that the Petitioner shall have leave to re-apply to this Court regarding the date for Appearance set out above in paragraph 18 and the date set for the final hearing set out above in paragraph 17, in the event that same should prove unworkable for the Petitioner; and

23.	that the Petition in the within proceeding shall be amended so that paragraph 37 thereof reads as follows:
“In essence, Article 3 provides that any holders of the Kensington Common Shares, Kensington Warrants, Kensington Broker Warrants, or Kensington Options who objects to the resolution approving the Plan of Arrangement, and properly exercises the Dissent Right by strictly complying with the procedures as set out in Section 193 of the Business Corporations Act, has the right to require that Shore purchase such Kensington Common Shares, Kensington Warrants, Kensington Broker Warrants, or Kensington Options of the holders thereof for their fair value.”
BY THE COURT
/s/ Graham E
______________________________________
Clerk of the Court
APPROVED AS THE ORDER MADE:
/s/ Peter Morawsky
______________________________________
Peter Morawsky, Counsel for the Petitioner

Schedule “A” to the Interim Order
NOTICE OF APPLICATION FOR FINAL ORDER
NOTICE OF APPLICATION TO THE
SUPREME COURT OF THE YUKON TERRITORY
     NOTICE IS HEREBY GIVEN that an application will be heard before the presiding Judge in Chambers at the Courthouse at 2134-2nd Avenue, Whitehorse, Yukon at 9:00 a.m. on Friday, the 28th day of October, 2005 or so soon thereafter as counsel may be heard, for a final order approving an Arrangement (the “Arrangement”) under section 195 of the Business Corporations Act, R.S.Y. 2002, c.20, described in the Plan of Arrangement which is attached as Schedule “C” to the Combination Agreement referred to in the Management Proxy Circular accompanying the Notice of Special Meeting of the Securityholders of the Petitioner, the form of which final order is attached as Exhibit “1” to this Notice of Application. At the hearing, any Securityholder, director, auditor, or any other interested party with leave of the Court, desiring to support or oppose the application may appear for that purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.
     AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a Special Meeting of the Securityholders of the Petitioner for the purpose of voting upon a special resolution to approve the Arrangement.
     AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to certain securities to be distributed by Shore Gold Inc. pursuant to the Arrangement
     A copy of the Petition and other documents in the proceedings will be furnished to any shareholder of Petitioner or other interested parry requesting the same by the solicitors of:
The Petitioner, Kensington Resources Ltd.
Austring, Fendrick, Fairman & Parkkari
Barristers & Solicitors
3081 Third Avenue
Whitehorse, Yukon Y1A 4Z7
Dated at the City of Vancouver, in the Province of British Columbia, this
◆ day of◆
By Order of the Board of Directors
◆

“Exhibit 1 to the Notice of Final Application"
SC No. 05-A0095
IN THE SUPREME COURT OF THE YUKON TERRITORY
RE:          THE MATTER OF A PROPOSED ARRANGEMENT AMONG
            KENSINGTON RESOURCES LTD. AND ITS SECURITY HOLDERS
AND
THE MATTER OF AN APPLICATION FOR APPROVAL OF
AN ARRANGEMENT UNDER SECTION 195 OF THE
BUSINESS CORPORATIONS ACT, RSY 2002, C. 20
AND AMENDMENTS THERETO

BEFORE THE HONOURABLE	)	____ day, the ____ day of
	)	October, 2005.
FINAL ORDER
UPON THE APPLICATION of the Petitioner coming on for hearing at Whitehorse, in the Yukon Territory, on the ____ day of October, 2005; AND UPON HEARING Peter Morawsky, counsel for the Petitioner;
AND WHEREAS all of the terms of the Interim Order made in this proceeding on September 20, 2005 have been complied with,
AND WHEREAS the requisite approval of the Securityholders of the Petitioner has been obtained at the Special Meeting called and held in accordance with the Interim Order made in this proceeding on September 20, 2005;
AND UPON it appearing that this Court may properly approve the terms and conditions of the proposed arrangement, a copy of which is annexed as “Schedule A” to this Order (the “Plan of Arrangement”);
AND UPON BEING ADVISED by Counsel for the Petitioner that this Honourable Court’s approval of the Plan of Arrangement will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(l0) of the United States Securities Act of 1933, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Shore Gold Inc., pursuant to the Plan of Arrangement;
THIS COURT DECLARES:
1.	that the arrangement, as described in the Plan of Arrangement, be and is hereby approved as being fair to the Securityholders of the Petitioner.
THIS COURT ORDERS:
1.	that the Plan of Arrangement be and is hereby approved, and that it shall be implemented in the manner set forth in the Plan of Arrangement, and that it shall be binding on the Petitioner, and its Securityholders, upon the acceptance by the Registrar of Corporations for the Yukon Territory of a certified copy of this Order;

2.	that the Articles of Arrangement attached hereto as “Schedule B”, and forming part of this Order, are hereby approved as the form of the Articles of Arrangement to be filed with the Yukon Registrar of Corporations pursuant to section 195(10) of the Yukon Business Corporations Act; and

3.	that the Petitioner shall, and hereby does, have liberty to apply for such further Order or Orders as may be appropriate or necessary.
BY THE COURT
______________________________________
Clerk of the Court
APPROVED AS THE ORDER MADE:
______________________________________
Peter Morawsky, Solicitor for the Petitioner

Schedule A — Plan of Arrangement
Schedule B — Articles of Arrangement

SC No.
IN THE SUPREME COURT OF THE YUKON TERRITORY
RE:           THE MATTER OF A PROPOSED ARRANGEMENT AMONG
            KENSINGTON RESOURCES LTD. AND ITS SECURITY HOLDERS
AND
THE MATTER OF AN APPLICATION FOR APPROVAL OF
AN ARRANGEMENT UNDER SECTION 195 OF THE
BUSINESS CORPORATIONS ACT, RSY 2002, C. 20
AND AMENDMENTS THERETO

INTERIM ORDER

Austring, Fendrick, Fairman & Parkkari
3081 Third Avenue
Whitehorse, Yukon
Y1A 4Z7
Tel: (867) 668-4405
Fax:(867) 668-3710
File No: 021642-37

APPENDIX D
NOTICE OF APPLICATION FOR FINAL ORDER
NOTICE OF APPLICATION TO THE
SUPREME COURT OF THE YUKON TERRITORY
     NOTICE IS HEREBY GIVEN that an application will be heard before the presiding Judge in Chambers at the Courthouse at 2134-2nd Avenue, Whitehorse, Yukon at 9:00 a.m. on Friday, the 28th day of October, 2005 or so soon thereafter as counsel may be heard, for a final order approving an Arrangement (the “Arrangement”) under section 195 of the Business Corporations Act, R.S.Y. 2002, c.20, described in the Plan of Arrangement which is attached as Schedule “C” to the Combination Agreement referred to in the Management Proxy Circular accompanying the Notice of Special Meeting of the Securityholders of the Petitioner, the form of which final order is attached as Exhibit “1” to this Notice of Application. At the hearing, any Securityholder, director, auditor, or any other interested party with leave of the Court, desiring to support or oppose the application may appear for that purpose, either in person or by counsel. If you do not attend, either in person or by counsel, at that time, the Court may approve the Arrangement as presented, or may approve it subject to such terms and conditions as the Court shall deem fit, without any further notice to you.
     AND NOTICE IS FURTHER GIVEN that the Court has given directions as to the calling of a Special Meeting of the Securityholders of the Petitioner for the purpose of voting upon a special resolution to approve the Arrangement.
     AND NOTICE IS FURTHER GIVEN that the final order approving the Arrangement will, if made, serve as the basis of an exemption from the registration requirements of the United States Securities Act of 1933, as amended, with respect to certain securities to be distributed by Shore Gold Inc. pursuant to the Arrangement.
     A copy of the Petition and other documents in the proceedings will be furnished to any shareholder of Petitioner or other interested party requesting the same by the solicitors of:

The Petitioner, Kensington Resources Ltd.

Austring, Fendrick, Fairman & Parkkari Barristers & Solicitors 3081 Third Avenue Whitehorse, Yukon Y1A 4Z7

Dated at the City of Vancouver, in the Province of British Columbia, this 22nd day of September, 2005.

By Order of the Board of Directors

KENSINGTON RESOURCES LTD.

“Exhibit 1 to the Notice of Final Application”
SC No. 05-A0095
IN THE SUPREME COURT OF THE YUKON TERRITORY

RE:	THE MATTER OF A PROPOSED ARRANGEMENT AMONG KENSINGTON RESOURCES LTD. AND ITS SECURITY HOLDERS
AND
THE MATTER OF AN APPLICATION FOR APPROVAL OF
AN ARRANGEMENT UNDER SECTION 195 OF THE
BUSINESS CORPORATIONS ACT, RSY 2002, C. 20
AND AMENDMENTS THERETO

BEFORE THE HONOURABLE	) ____________ day, the ___________ day of
) October, 2005.
FINAL ORDER
UPON THE APPLICATION of the Petitioner coming on for hearing at Whitehorse, in the Yukon Territory, on the _________ day of October, 2005; AND UPON HEARING Peter Morawsky, counsel for the Petitioner;
AND WHEREAS all of the terms of the Interim Order made in this proceeding on September 20, 2005 have been complied with,
AND WHEREAS the requisite approval of the Securityholders of the Petitioner has been obtained at the Special Meeting called and held in accordance with the Interim Order made in this proceeding on September 20, 2005;
AND UPON it appearing that this Court may properly approve the terms and conditions of the proposed arrangement, a copy of which is annexed as “Schedule A” to this Order (the “Plan of Arrangement”);
AND UPON BEING ADVISED by Counsel for the Petitioner that this Honourable Court’s approval of the Plan of Arrangement will serve as the basis of a claim to an exemption, pursuant to Section 3(a)(10) of the United States Securities Act of 1933, from the registration requirements otherwise imposed by that Act, regarding the distribution of securities of Shore Gold Inc., pursuant to the Plan of Arrangement;
THIS COURT DECLARES:
1.	that the arrangement, as described in the Plan of Arrangement, be and is hereby approved as being fair to the Securityholders of the Petitioner.
THIS COURT ORDERS:
1.	that the Plan of Arrangement be and is hereby approved, and that it shall be implemented in the manner set forth in the Plan of Arrangement, and that it shall be binding on the Petitioner, and its Securityholders, upon the acceptance by the Registrar of Corporations for the Yukon Territory of a certified copy of this Order;

2.	that the Articles of Arrangement attached hereto as “Schedule B”, and forming part of this Order, are hereby approved as the form of the Articles of Arrangement to be filed with the Yukon Registrar of Corporations pursuant to section 195(10) of the Yukon Business Corporations Act, and

3.	that the Petitioner shall, and hereby does, have liberty to apply for such further Order or Orders as may be appropriate or necessary.
BY THE COURT
_____________________________
Clerk of the Court
APPROVED AS THE ORDER MADE:
_____________________________________
Peter Morawsky, Solicitor for the Petitioner

Schedule A — Plan of Arrangement
Schedule B — Articles of Arrangement

APPENDIX E
Section 193 of the Business Corporations Act (Yukon)
Shareholder’s right to dissent
     193.(1) Subject to sections 194 and 243, a holder of shares of any class of a corporation may dissent if the corporation resolves to
(a)	amend its articles under section 175 or 176 to add, change or remove any provisions restricting or constraining the issue or transfer of shares of that class,

(b)	amend its articles under section 175 to add, change or remove any restrictions on the business or businesses that the corporation may carry on,

(c)	amalgamate with another corporation, otherwise than under section 186 or 189,

(d)	be continued under the laws of another jurisdiction under section 191, or

(e)	sell, lease or exchange all or substantially all its property under section 192.
     (2) A holder of shares of any class or series of shares entitled to vote under section 178 may dissent if the corporation resolves to amend its articles in a manner described in that section.
     (3) In addition to any other right he may have, but subject to subsection (20), a shareholder entitled to dissent under this section and who complies with this section is entitled to be paid by the corporation the fair value of the shares held by him in respect of which he dissents, determined as of the close of business on the last business day before the day on which the resolution from which he dissents was adopted.
     (4) A dissenting shareholder may only claim under this section with respect to all the shares of a class held by him or on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.
     (5) A dissenting shareholder shall send to the corporation a written objection to a resolution referred to in subsection (1) or (2)
(a)	at or before any meeting of shareholders at which the resolution is to be voted on, or

(b)	if the corporation did not send notice to the shareholder of the purpose of the meeting or of his right to dissent, within a reasonable time after he learns that the resolution was adopted and of his right to dissent.
     (6) An application may be made to the Supreme Court after the adoption of a resolution referred to in subsection (1) or (2),
(a)	by the corporation, or

(b)	by a shareholder if he has sent an objection to the corporation under subsection (5), to fix the fair value in accordance with subsection (3) of the shares of a shareholder who dissents under this section.
     (7) If an application is made under subsection (6), the corporation shall, unless the Supreme Court otherwise orders, send to each dissenting shareholder a written offer to pay him an amount considered by the directors to be the fair value of the shares.
     (8) Unless the Supreme Court otherwise orders, an offer referred to in subsection (7) shall be sent to each dissenting shareholder
(a)	at least ten days before the date on which the application is returnable, if the corporation is the applicant, or

(b)	within ten days after the corporation is served with a copy of the originating notice, if a shareholder is the applicant.
     (9) Every offer made under subsection (7) shall

(a)	be made on the same terms, and

(b)	contain or be accompanied by a statement showing how the fair value was determined.
     (10) A dissenting shareholder may make an agreement with the corporation for the purchase of his shares by the corporation, in the amount of the corporation’s offer under subsection (7) or otherwise, at any time before the Supreme Court pronounces an order fixing the fair value of the shares.
     (11) A dissenting shareholder
(a)	is not required to give security for costs in respect of an application under subsection (6), and

(b)	except in special circumstances shall not be required to pay the costs of the application or appraisal.
     (12) In connection with an application under subsection (6), the Supreme Court may give directions for
(a)	joining as parties all dissenting shareholders whose shares have not been purchased by the corporation and for the representation of dissenting shareholders who, in the opinion of the Supreme Court, are in need of representation,

(b)	the trial of issues and interlocutory matters, including pleadings and examinations for discovery,

(c)	the payment to the shareholder of all or part of the sum offered by the corporation for the shares,

(d)	the deposit of the share certificates with the Supreme Court or with the corporation or its transfer agent,

(e)	the appointment and payment of independent appraisers, and the procedures to be followed by them,

(f)	the service of documents, and

(g)	the burden of proof on the parties.
     (13) On an application under subsection (6), the Supreme Court shall make an order
(a)	fixing the fair value of the shares in accordance with subsection (3) of all dissenting shareholders who are parties to the application,

(b)	giving judgment in that amount against the corporation and in favour of each of those dissenting shareholders, and

(c)	fixing the time within which the corporation must pay that amount to a shareholder.
     (14) On
(a)	the action approved by the resolution from which the shareholder dissents becoming effective,

(b)	the making of an agreement under subsection (10) between the corporation and the dissenting shareholder as to the payment to be made by the corporation for his shares, whether by the acceptance of the corporation’s offer under subsection (7) or otherwise, or

(c)	the pronouncement of an order under subsection (13),
whichever first occurs, the shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of his shares in the amount agreed to between the corporation and the shareholder or in the amount of the judgment, as the case may be.
     (15) Paragraph (14)(a) does not apply to a shareholder referred to in paragraph (5)(b).
     (16) Until one of the events mentioned in subsection (14) occurs,
(a)	the shareholder may withdraw his dissent, or

(b)	the corporation may rescind the resolution,
and in either event proceedings under this section shall be discontinued.
     (17) The Supreme Court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder, from the date on which the shareholder ceases to have any rights as a shareholder by reason of subsection (14) until the date of payment.
     (18) If subsection (20) applies, the corporation shall, within ten days after
(a)	the pronouncement of an order under subsection (13), or

(b)	the making of an agreement between the shareholder and the corporation as to the payment to be made for his shares, notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.
     (19) Notwithstanding that a judgment has been given in favour of a dissenting shareholder under paragraph (13)(b), if subsection (20) applies, the dissenting shareholder, by written notice delivered to the corporation within 30 days after receiving the notice under subsection (18), may withdraw his notice of objection, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to his full rights as a shareholder, failing which he retains a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.
     (20) A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that
(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due, or

(b)	the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX F

Investment & Corporate Banking 885 West Georgia St. Suite 1800 Vancouver, BC V6C 3E8

Tel: (604) 685-5181
Fax: (604) 443-1408
August 14, 2005
The Special Committee of the Board of Directors
Kensington Resources Ltd.
Suite 2100, P.O. Box 11606
Vancouver, BC V6B 4N9
To the Special Committee:
We understand that Kensington Resources Ltd. (“Kensington”) and Shore Gold Inc. (“Shore”) have entered into a combination agreement dated August 14, 2005 (the “Combination Agreement”) pursuant to which the business of Kensington and Shore are to be combined through a transaction in which Shore is to acquire all of the common shares of Kensington (“Kensington Shares”), other than Kensington Shares held by either Shore and its Affiliates (as defined in the Combination Agreement) or holders of Kensington Shares who have validly exercised Dissent Rights (as defined in the Combination Agreement).
We understand that the business combination will be implemented pursuant to a plan of arrangement substantially in the form and content set out in the Combination Agreement (the “Arrangement”). The terms and conditions of the Arrangement will be summarized in an information circular (the “Circular”) that will be mailed to holders of Kensington Shares in connection with a special general meeting to consider and, if deemed advisable, approve the Arrangement as contemplated in the Combination Agreement. The implementation of the Arrangement will be conditional, upon among other things, approval of the Arrangement by (i) at least 66 2/3% of the votes cast by holders of Kensington Shares, and (ii) the Supreme Court of the Yukon Territory.
Engagement of BMO Nesbitt Burns
BMO Nesbitt Burns Inc. (“BMO Nesbitt Burns”) was engaged pursuant to an agreement dated July 1, 2005 (the “Engagement Agreement”) to act as financial advisor to a special committee of the board of directors of Kensington (the “Special Committee”) with respect to, among other things, any proposal to acquire control of Kensington. In connection with that engagement, BMO Nesbitt Burns has been requested to provide our opinion (the “Opinion”) to the Special Committee as to the fairness, from a financial point of view, of the consideration offered to the holders of Kensington Shares (the “Kensington Shareholders”) pursuant to the Arrangement.
In this context, we have not been engaged to prepare (and have not prepared) a formal valuation or appraisal of Kensington or any of its assets, liabilities or securities. We have also not been engaged to express an opinion with respect to the form of the proposed business combination or to provide a recommendation to the Kensington Shareholders as to whether to vote in favour of the Arrangement, and this Opinion should not be construed as such. In addition, our Opinion is not, and should not be construed as, advice as to the price at which Kensington Shares or common shares of Shore (before or after completion of the Arrangement) may trade at any future date. BMO Nesbitt Burns was similarly not engaged to review any legal, tax or accounting aspects of the Arrangement.
BMO Nesbitt Burns has been instructed by the Special Committee, and not other members of the board of directors or management of Kensington, in connection with the preparation of this Opinion.
Our Opinion is rendered as of the date hereof and is for the exclusive use of the Special Committee and the board of directors of Kensington in its consideration of the Arrangement and cannot be disclosed to, or used by, any other person or relied upon for any other purpose without our prior written consent. Our Opinion may be amended, supplemented or withdrawn, also as contemplated by the Engagement Agreement.

Relationship with Interested Parties
Neither BMO Nesbitt Burns or any of its affiliates is an insider, associate or affiliate (as such terms are defined in the Securities Act (British Columbia)) of Kensington, Shore or any of their respective associates or affiliates.
BMO Nesbitt Burns acts as a trader and dealer, both as principal and agent, in all major North American financial markets and, as such, has had and may have positions in the securities of Kensington and Shore and, from time to time, has executed transactions on behalf of Kensington and Shore for which it receives compensation. In addition, as an investment dealer, BMO Nesbitt Burns conducts research on securities and may have, in the past, in the ordinary course of its business, provided investment advice to its clients on investment matters with respect to Kensington and Shore. BMO Nesbitt Burns and its controlling shareholder Bank of Montreal may, in the ordinary course of their respective businesses, extend other loans or credit, offer financial products or advice or provide other financial services to Kensington, Shore and their respective affiliates.
BMO Nesbitt Burns will receive a fee, in addition to reimbursement of expenses, upon announcement and completion of the Arrangement for its services under the Engagement Agreement, including delivery of the Opinion to the Special Committee.
Credentials of BMO Nesbitt Burns
BMO Nesbitt Burns is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, mergers and acquisitions, equity, and fixed income sales and trading, investment research and investment management. The Opinion is the opinion of BMO Nesbitt Burns, and the form and content of the Opinion have been approved for release by a committee of its directors and officers, each of whom is experienced in merger and acquisition, divestiture and valuation matters.
Scope of Review
In connection with rendering the Opinion, we have reviewed and relied upon, or carried out, among other things, the following:
i)	the transaction agreements, including the Combination Agreement dated August 14, 2005 and the Shareholder Support Agreement dated August 14, 2005;

ii)	the annual reports (including audited annual financial statements), interim reports (including unaudited interim financial statements) and proxy circulars of Kensington for the two consecutive years ended December 31, 2004 and for the three month period ended March 31, 2005, as well as the annual information forms for the two consecutive years ended December 31, 2003;

iii)	the annual reports (including audited annual financial statements), interim reports (including unaudited interim financial statements), annual information forms and proxy circulars of Shore for the two consecutive years ended December 31, 2004 and for the six month period ended June 30, 2005;

iv)	certain internal financial and technical information, including financial and operational projections of Kensington as prepared and provided by Kensington’s management;

v)	certain addition confidential information and discussions with the management, directors and other representatives of Kensington regarding, among other things, Kensington’s historical and expected future performance, business operations and financial condition;

vi)	discussions with Kensington’s management regarding alternative strategic transactions;

vii)	discussions with Shore management regarding its financial and technical information;

viii)	discussions with management of Newmont Mining Corporation regarding its due diligence conducted in advance of subscribing for an equity stake in Shore;

ix)	discussions with Kensington’s and Shore’s respective management personnel regarding the strategic rationale for, and the potential benefits and the pro forma financial impact of, the Arrangement;

x)	review of Kensington and Shore’s data room contents;

xi)	public information relating to the business, operations, financial performance and share trading history of Kensington, Shore and other selected public companies that we considered relevant;

xii)	material change reports for Shore and Kensington, including, but not limited to, disclosures regarding exploration results and plans, management and directorship changes, financings, and shareholder rights plans

xiii)	certain investment industry research reports on Kensington and Shore;

xiv)	the short-form prospectus for Shore’s $116.6 million offering of Common Shares, dated March 16, 2005

xv)	technical reports and reviews, including scoping studies and project updates, outlining geological and geotechnical assessments, and diamond valuation and grade estimation results, on Shore and Kensington

xvi)	information with respect to the trading value of public companies and data with respect to other transactions of a comparable nature that we considered relevant;

xvii)	a letter of representation (the “Certificate”) as to certain factual matters, addressed to us and dated the date hereof, provided by senior officers of Kensington; and

xviii)	such other information, investigations and analyses as we considered appropriate in the circumstances.
BMO Nesbitt Burns has performed research, financial analyses and testing of assumptions that it considered to be appropriate and necessary in the circumstances to support the views expressed in this Opinion. BMO Nesbitt Burns has not, to its knowledge, been denied access by Kensington to any information relating to Kensington in the course of the preparation of the Opinion.
Assumptions and Limitations
We have relied upon, and have assumed the completeness, accuracy and fair representation of, all financial and other information, data, advice, opinions and representations (“Information”) obtained by us from public sources or provided to us, directly or indirectly, by or on behalf of Kensington and Shore and their respective affiliates or agents or advisors or otherwise pursuant to our engagement. We have also assumed the accuracy of all representations and warranties provided by Kensington and Shore in the Combination Agreement and that the Arrangement can be completed on the basis provided in the Combination Agreement. The Opinion is conditional upon such completeness, accuracy and fair representation and there being no “misrepresentation” (as defined in the Securities Act (British Columbia)) in the Information as a whole. In this context, we have assumed that there is no Information relating to the business, operations, capital or prospects of Kensington or Shore that is, or could reasonably be expected to be, material to the Opinion that has not been publicly disclosed by Kensington or Shore or otherwise disclosed to us in the context of the review described above under “Scope of Review”. Subject to the exercise of professional judgment, we have not attempted to verify independently the accuracy, completeness or fair representation of any such Information. Senior officers of Kensington have represented to us in the Certificate, among other things, that the Information provided to us by or on behalf of Kensington was complete and correct at the date the Information was provided to us and that since the date of the Information, there has been no change or occurrence that renders, or could reasonably be expected to render, any of that Information untrue or misleading in any material respect.
We also have assumed that all of the conditions to the Arrangement will be satisfied and the Arrangement will be completed as contemplated by the Combination Agreement.

Our Opinion is rendered on the basis of securities markets, economic and general business and financial conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of Kensington and Shore as was reflected in the Information. In our analyses and in connection with the preparation of the Opinion, we made numerous assumptions with respect to industry performance, general business, market and economic conditions and other matters, many of which are beyond the control of any party involved in the Arrangement.
Conclusion
Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration offered to Kensington Shareholders pursuant to the Arrangement is fair to the Kensington Shareholders from a financial point of view.
Yours truly,
/s/ BMO Nesbitt Burns Inc.

APPENDIX G

Deloitte & Touche LLP 2800 — 1055 Dunsmuir Street 4 Bentall Centre P.O. Box 49279 Vancouver BC V7X 1P4 Canada

Tel: (604) 669-4466 Fax: (604) 685-0395 www.deloitte.ca
COMPILATION REPORT ON PRO FORMA FINANCIAL STATEMENTS
To the Directors of Kensington Resources Ltd.
We have read the accompanying unaudited pro forma consolidated balance sheet of Shore Gold Inc. (“Shore”) as at June 30, 2005 and unaudited pro forma consolidated statements of operations for the six months then ended and for the year ended December 31, 2004 and have performed the following procedures.
1.	Compared the figures in columns captioned “Shore Gold Inc.” to the unaudited interim consolidated financial statements of Shore as at June 30, 2005 and for the six months then ended, and the audited consolidated financial statements of Shore for the year ended December 31, 2004 and found them to be in agreement.

2.	Compared the figures in the columns captioned “Kensington Resources Ltd.” to the unaudited financial statements of Kensington Resources Ltd. (“Kensington”) as at June 30, 2005 and for the six months then ended and the audited financial statements of Kensington for the year ended December 31, 2004 and found them to be in agreement.

3.	Made enquiries of certain officials of Kensington who have responsibility for financial and accounting matters about:
(a)	the basis for determination of the pro forma adjustments; and

(b)	whether the pro forma financial statements comply as to form in all material respects with the regulations of the various Securities Commissions.
The officials:
(a)	described to us the basis for determination of the pro forma adjustments; and

(b)	stated that the pro forma financial statements comply as to form in all material respects with the regulations of the various Securities Commissions.
4.	Read the notes to the pro forma financial statements, and found them to be consistent with the basis described to us for determination of the pro forma adjustments.

5.	Recalculated the application of the pro forma adjustments to the aggregate of the amounts in the columns captioned “Kensington Resources Ltd.” and “Shore Gold Inc.” as at June 30, 2005 and for the six months then ended, and for the year ended December 31, 2004, and found the amounts in the column captioned “Pro forma consolidated” to be arithmetically correct.
A pro forma financial statement is based on management assumptions and adjustments which are inherently subjective. The foregoing procedures are substantially less than either an audit or a review, the objective of which is the expression of assurance with respect to management’s assumptions, the pro forma adjustments, and the application of the adjustments to the historical financial information. Accordingly, we express no such assurance. The foregoing procedures would not necessarily reveal matters of significance to the pro forma financial statements, and we therefore make no representation about the sufficiency of the procedures for the purposes of a reader of such statements.
(Signed) Deloitte & Touche LLP
Chartered Accountants
Vancouver, British Columbia
September 22, 2005

Shore Gold Inc.
Pro Forma Consolidated Balance Sheet
At June 30, 2005
(unaudited)
(in thousands)

		Kensington
	Shore Gold	Resources	Note	Pro Forma	Pro Forma
	Inc.	Ltd.	3	Adjustments	Consolidated

Assets
Current assets
Cash and cash equivalents	$15	$991			$1,006
Short-term investments	140,285	32,992			173,277
GST and other receivables	431	195			626
Prepaid expenses and advances	96	27			123
Marketable securities	—	213	a	8	42
			b	(179)

	140,827	34,418			175,074

Deposits	—	7			7
Future income taxes		362	a	(362)	—
Property, plant and equipment	107	151			258
Mineral properties	43,648	14,875	a	397,523	456,046
Investment in Wescan Goldfields Inc.	358	—			358

	$184,940	$49,813			$631,743

Liabilities
Accounts payable and accrued liabilities	$1,559	$202	a	$3,550	$5,311

	1,559	202			5,311
Future income taxes	—	—	a	155,034	155,034

	1,559	202			160,345

Shareholders’ Equity
Share capital	191,031	65,517	c	1,604	453,355
			a	195,277
			b	(179)
			c	105
Additional paid-in capital	—	105	c	(105)	—
Contributed surplus	2,784	1,604	a	25,693	28,477
			c	(1,604)
Deficit	(10,434)	(17,615)	a	17,615	(10,434)

	183,381	49,611			471,398

	$184,940	$49,813			$631,743

Shore Gold Inc.
Pro Forma Consolidated Statement of Operations
Year ended December 31, 2004
(unaudited)
(in thousands)

		Kensington
	Shore Gold	Resources	Note	Pro Forma	Pro Forma
	Inc.	Ltd.	3	Adjustments	Consolidated

Interest and other income	$582	$96			$678

Expenses
Administration	873	597			1,470
Amortization	21	7			28
Consulting and professional fees	548	99			647
Corporate development	418	462			880
Income tax	20	—			20
Share of loss in Wescan Goldfields Inc.	29	—			29
Stock-based compensation	147	443			590

	2,056	1,608			3,664

Loss before income taxes	(1,474)	(1,512)			(2,986)

Future income tax recovery	—	1,069			1,069

Net loss for the year	$(1,474)	$(443)			$(1,917)

Loss per share, basic and diluted	$(0.03)	$(0.01)			$(0.01)

Shore Gold Inc.
Pro Forma Consolidated Statement of Operations
Six months ended June 30, 2005
(unaudited)
(in thousands)

		Kensington
	Shore Gold	Resources	Note	Pro Forma	Pro Forma
	Inc.	Ltd.	3	Adjustments	Consolidated

Interest and other income	$1,114	$160			$1,274

Expenses
Administration	447	524			971
Amortization	10	11			21
Consulting and professional fees	491	110			601
Corporate development	360	298			658
Income tax	120	—			120
Stock-based compensation	1,465	1,091			2,556

	2,893	2,034			4,927

Loss before income taxes	(1,779)	(1,874)			(3,653)

Future income tax recovery	—	362			362

Net profit (loss) for the six months	$(1,779)	$(1,512)			$(3,291)

Loss per share, basic and diluted	$(0.02)	$(0.02)			$(0.02)

Shore Gold Inc.
Notes to Pro Forma Financial Statements
June 30, 2005
(unaudited)

1.	Basis of Presentation
The unaudited pro forma consolidated balance sheet of Shore Gold Inc. (the “Company” or “Shore Gold”) as at June 30, 2005 and unaudited pro forma consolidated statement of operations for six months then ended have been prepared by management of Kensington Resources Ltd. (“Kensington”) after giving effect to the business combination between Shore Gold and Kensington. These pro forma consolidated financial statements include:
(a) A pro forma consolidated balance sheet combining the unaudited consolidated balance sheet of Shore Gold as at June 30, 2005 and the unaudited restated balance sheet of Kensington as at June 30, 2005; and
(b) The pro forma consolidated statement of operations combining the audited consolidated statement of operations of Shore Gold for the year ended December 31, 2004 and the audited statement of operations of Kensington for the year ended December 31, 2004. In addition a pro forma consolidated statement of operations combining the unaudited consolidated statement of operations of Shore Gold for the six months ended June 30, 2005 and the unaudited restated statement of operations of Kensington for the six months ended June 30, 2005 is also included.
The pro forma consolidated balance sheet as at June 30, 2005 has been prepared as if the combination with Kensington described in Note 2 had occurred on June 30, 2005. The pro forma consolidated statements of operations have been prepared as if the transaction described in Note 2 had occurred on the first day of the periods presented.
It is management’s opinion that these pro forma consolidated financial statements include all adjustments necessary for the fair presentation, in all material respects, of the transactions described in Note 2 in accordance with Canadian generally accepted accounting principles applied on a basis consistent with Shore Gold accounting policies. The pro forma consolidated financial statements are not intended to reflect the results of operations or the financial position of Shore Gold which would have actually resulted had the proposed transactions been effected on the dates indicated. Further, the pro forma financial information is not necessarily indicative of the results of operations that may be obtained in the future.
The unaudited pro forma consolidated financial statements should be read in conjunction with the historical financial statements and notes thereto of Shore Gold and Kensington.

Shore Gold Inc.
Notes to Pro Forma Financial Statements
June 30, 2005
(unaudited)

2.	Business Acquisitions
On August 15, 2005 Shore Gold and Kensington announced their intention to merge. Shore Gold will issue 0.64 Shore Gold shares for each common share of Kensington. The transaction is being accounted by the purchase acquisition method with Shore Gold being identified as the acquirer. In addition, each outstanding Kensington stock option will be transferred to Shore Gold and each holder will receive an option to purchase that number of Shore Gold shares determined by multiplying the number of shares by 0.64, at an exercise price per Shore Gold share equal to the Kensington option price divided by 0.64. Each Kensington warrant will be transferred to Shore Gold and each holder will receive a warrant from Shore Gold to purchase 0.64 Shore Gold shares at a price per warrant equal to the exercise price under the Kensington warrant. Each Kensington broker warrant will in accordance with its terms, become exercisable for securities of Shore Gold.
The preliminary allocation of the purchase price is summarized below in the table and is subject to change:

Purchase price:
50,000,481 shares of Shore Gold	$262,503,000
Stock options and warrants of Shore Gold	25,693,000
Acquisition costs	3,550,000

$291,746,000

Net assets acquired
Cash and short-term investments	$33,982,820
Non-cash working capital	241,781
Deposits	6,532
Property, plant and equipment	150,854
Mineral properties	412,398,057
Future income taxes	(155,034,044)

$291,746,000

The fair value of the net assets of Kensington to be acquired will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown above and the differences may be material
3.	Pro Forma Adjustments
The pro forma consolidated financial statements includes the following pro forma adjustments reflecting transactions disclosed in the Circular.
a.	The assumption that the completion of the merger of Shore Gold and Kensington will occur to record all of the purchase accounting adjustments as described in Note 2.

b.	Assuming the cancellation of common shares of Shore Gold held by Kensington.

c	Additional paid-in capital and contibuted surplus in Kensington is transferred to share capital.

Shore Gold Inc.
Notes to Pro Forma Financial Statements
June 30, 2005
(unaudited)

4.	Share Capital Continuity
a.	A continuity of Shore Gold issued common share capital and related recorded values after giving effect to the pro forma transactions described in note 2 above is set out below:

	Number of Shares	Amount

Shares of the Company at June 30, 2005	94,394,891	$191,030,894
Shares issued for acquisition of Kensington	50,000,481	262,503,000
Elimination of investment in Shore Gold by Kensington	(39,812)	(179,154)

	144,355,560	$453,354,740

b.	Continuity of stock options

	Number of Shares	Average weighted price

Stock options outstanding of the Company at June 30, 2005	2,980,000	$1.78
Stock options outstanding of Kensington at June 30, 2005 (before transfer to Shore Gold options, 5,177,250 options at weighted average price of $1.03)	3,313,440	1.61

	6,293,440	$1.69

c.	Continuity of warrants

	Number of Shares	Average weighted price

Warrants outstanding of the Company at June 30, 2005	6,415,931	$2.70
Warrants outstanding of Kensington at June 30, 2005 (before transfer to Shore Gold, 8,238,795 warrants at a weighted average price of $2.17)	5,272,829	3.39

	11,688,760	$3.01

**PLEASE VOTE TODAY**
September 26, 2005
Dear Shareholder:
Kensington Resources Ltd. (“Kensington”) will hold a Special Meeting of securityholders on October 21st, 2005 to approve a plan of arrangement with Shore Gold Inc. (“Shore”) (TSX: SGF). Under the arrangement, all of the outstanding common shares, options and warrants of Kensington will be transferred to Shore in exchange for common shares, options and warrants of Shore and all of the outstanding broker warrants of Kensington will, in accordance with their terms, entitle their holders to purchase securities of Shore. The Board of Directors of Kensington unanimously recommends that security holders vote in favour of the arrangement.
We understand that you hold common shares, warrants, broker warrants and/or options of Kensington and we wish to ensure that you vote your securities by the cut-off date. Your vote is important. Please vote by one of the methods listed on the enclosed proxy or voting instruction form before October 19, 2005.
The enclosed material outlines the full details of the arrangement, a copy of these materials can also be obtained on SEDAR at www.sedar.com.
If you have any questions,
Please call our Proxy Solicitation Agent
Toll-Free at
1-866-860-6283

      The instructions accompanying this Letter of Transmittal should be read carefully before completing this Letter of Transmittal. Valiant Trust Company (see below for addresses and telephone number) or your broker or other financial adviser may assist you in completing this Letter of Transmittal
LETTER OF TRANSMITTAL
To accompany certificates for
common shares of
KENSINGTON RESOURCES LTD.
      Capitalized terms used herein but not defined in this Letter of Transmittal have the same meanings given in the Management Proxy Circular of Kensington Resources Ltd. (the “Company”) dated September 22, 2005 (the “Circular”). This Letter of Transmittal is being delivered to shareholders of the Company (the “Kensington Shareholders”) in connection with the Plan of Arrangement (the “Arrangement”) described in the Circular involving the Company, the Kensington Shareholders and Shore Gold Inc. (“Shore”).
This Letter of Transmittal, properly completed and signed in accordance with the instructions and rules set out below, together with certificates representing common shares (“Kensington Shares”) of the Company to be exchanged for common shares (“Shore Shares”) of Shore and all other required documents must be delivered in person or by courier or sent by mail to Valiant Trust Company (“Valiant”) at the addresses set forth on the last page of this Letter of Transmittal.

TO:	SHORE GOLD INC.
AND	VALIANT TRUST COMPANY, AS DEPOSITARY,
TO:	at the addresses set out on the last page of this document.
The undersigned hereby delivers the following certificate(s) representing Kensington Shares (the “Deposited Kensington Shares”):
DESCRIPTION OF DEPOSITED KENSINGTON SHARES
(if insufficient space, attach a list in the form below)

	Name(s) and Address(es) of Registered Holder(s)	Number of Deposited
Certificate No.(s)	(please print)	Kensington Shares

TOTAL

The undersigned hereby:

1.	represents and warrants that the undersigned is the owner of the Deposited Kensington Shares, has good title to such shares free and clear of all liens, charges, security interests, encumbrances and adverse interests of every kind, and has full power and authority to hereby deposit the Deposited Kensington Shares;

2.	deposits, surrenders and transfers to Shore in accordance with the Arrangement, all right, title and interest of the undersigned in and to the Deposited Kensington Shares;

3.	acknowledges that the Deposited Kensington Shares will be dealt with in accordance with the provisions of the Arrangement. Accordingly, the Deposited Kensington Shares will be exchanged,

in accordance with the terms of the Arrangement, for 0.64 Shore Shares for each of the Deposited Kensington Shares. No fractional Shore Shares will be issued. In lieu of a fractional Shore Share, a holder who would otherwise receive a fraction of a Shore Gold Share will receive a cash payment from Shore Gold equal to the product of (A) such fractional interest multiplied by (B) the average closing price per share of the Shore Gold Shares on the Toronto Stock Exchange for the five Business Day period ending on the Business Day before the Meeting;

4.	authorizes and directs Valiant upon it receiving this completed Letter of Transmittal, validly completed, and the Deposited Kensington Shares, to mail the certificates representing the Shore Shares to be issued in consideration for the Deposited Kensington Shares, together with a cheque in the amount, if any, payable in lieu of a fractional Shore Share, by first class mail, postage prepaid, to the undersigned in accordance with the instructions given below;

5.	revokes any and all authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to any or all of the Deposited Kensington Shares, and agrees that no subsequent authority, whether as agent, attorney, attorney-in-fact, proxy or otherwise, will be given with respect to any or all of the Deposited Kensington Shares by or on behalf of the undersigned;

6.	agrees to execute, upon request, any additional documents, transfers and other assurances as may be necessary or desirable to complete the exchange of the Deposited Kensington Shares or to otherwise give effect to the Arrangement; and

7.	acknowledges that each authority conferred or agreed to be conferred by the undersigned in this Letter of Transmittal shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned in this Letter of Transmittal shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned. In the event that the Arrangement is not completed, the certificate(s) representing the Deposited Kensington Shares that accompanies this Letter of Transmittal will be returned to the undersigned at the address of the undersigned as shown on the share register maintained by the Company.

PLEASE COMPLETE BLOCK A AND BLOCK B
(U.S. RESIDENTS/CITIZENS MUST ALSO COMPLETE THE SUBSTITUTE FORM W-9 WHICH FOLLOWS AS BLOCK D).

BLOCK A	BLOCK B
(see Instruction 4)	(see Instruction 4)

ISSUE SHORE SHARE CERTIFICATE(S)	UNLESS BLOCK C IS CHECKED, MAIL THE
AND CHEQUE(S), IF ANY, IN THE NAME	SHORE SHARE CERTIFICATE(S) AND
OF:	CHEQUE(S), IF ANY, TO:
(please print or type):	(please print or type):

(Name)	(Name)

(Street Address and Number)	(Street Address and Number)

(City and Province or State)	(City and Province or State)

(Country and Postal (Zip) Code)	(Country and Postal (Zip) Code)

(Telephone — Business)

BLOCK C

(Canadian Social Insurance Number) (U.S. Resident/Citizen must provide their Taxpayer Identification Number)	☐ HOLD THE SHORE SHARE CERTIFICATE(S) AND CHEQUE(S), IF ANY, FOR PICKUP

THE UNDERSIGNED ACKNOWLEDGES HAVING READ THE TERMS SET OUT ABOVE AND THE INSTRUCTIONS BELOW.

Signature guaranteed by (if required under Instruction 4):	Dated: _________________________ , 200___.

Authorized Signatory	Signature of Shareholder or Authorized Representative (See Instruction 3 and 5)

Name of Guarantor (please print or type)	Name of Shareholder (please print or type)

Address (please print or type)	Name of Authorized Representative, if applicable (please print or type)

BLOCK D
SUBSTITUTE FORM W-9
To be completed by U.S. Residents/Citizens only (See Instruction 6)
Name:

Business Name (if different from above:

Check box for:            ☐ individuals or sole proprietor ☐ corporation ☐ partnership ☐ other

Address:

Under penalties of perjury, I certify that:

1.	The social security or other taxpayer identification number stated below is my correct taxpayer identification number (or I am waiting for a number to be issued to me), and

2.	I am not subject to backup withholding because: (a) I am exempt from backup withholding, or (b) I have not been notified by the United States Internal Revenue Service (the “IRS”) that I am subject to backup withholding as a result of a failure to report interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding.
Certification Instructions. You must cross out item 2 above if you have been notified by the IRS that you are currently subject to backup withholding because of under reporting interest or dividends on your tax return.

(Signature of Shareholder)	(Date)

(Social Security or taxpayer identification number)
NOTE: FAILURE TO COMPLETE THIS FORM OR TO PROVIDE THE COMPANY WITH A SOCIAL SECURITY OR TAXPAYER IDENTIFICATION NUMBER MAY RESULT IN BACKUP WITHHOLDING OF 28% OF ANY CONSIDERATION TO BE DELIVERED TO YOU PURSUANT TO THE ARRANGEMENT.
YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE “APPLIED FOR” IN THE SPACE FOR THE “TAXPAYER IDENTIFICATION NUMBER” IN BLOCK A
CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 28% of all reportable consideration to be delivered to me thereafter may be withheld until I provide a number.

(Signature of Shareholder)	(Date)

INSTRUCTIONS
1.	Use of Letter of Transmittal
     A manually signed copy of this Letter of Transmittal, properly completed and duly executed as required by the instructions set forth below, together with certificate(s) representing the Deposited Kensington Shares and other documents required by this Letter of Transmittal, must be received by Valiant at one of the offices specified on the last page of this Letter of Transmittal before the sixth anniversary of the Effective Date.
     The method of delivery of this Letter of Transmittal, certificates representing the Deposited Kensington Shares and all other required documents is at the option and risk of the person depositing the same, and delivery will be deemed effective only when such documents are actually received by Valiant. The Company recommends that such documents be delivered by hand to Valiant and a receipt obtained. However, if such documents are mailed, the Company recommends that registered mail with return receipt be used and that proper insurance be obtained. Holders of Kensington Shares which are registered in the name of a nominee should contact their stockbroker, investment dealer, bank, trust company or other nominee for assistance in delivering such shares to Valiant.
2.	Requirements for Completion of Letter of Transmittal
To complete this letter of Transmittal, it is mandatory to:
(a)	list the number(s) of the certificate(s) representing the Deposited Kensington Shares delivered with this Letter of Transmittal and the number of shares represented by each certificate by completing the panel provided on the first page of this Letter of Transmittal;
(b)	complete Block A, Block B or Block C and, if you are a U.S. resident/citizen, Block D; and
(c)	sign this Letter of Transmittal and return it with the certificate(s) representing the Deposited Kensington Shares to Valiant at one of the offices specified on the last page of this Letter of Transmittal before the sixth anniversary of the Effective Date.
3.	Signatures
(a)	This Letter of Transmittal must be duly completed as specified in Instruction 1 and signed by the registered holder of the Deposited Kensington Shares or by such registered holder’s duly authorized representative (in accordance with Instruction 5);
(b)	If this Letter of Transmittal is signed by the registered holder(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) is/are held of record by two or more joint holders, all such holders must sign this Letter of Transmittal; and
(c)	If this Letter of Transmittal is signed by a person other than the registered holder(s) of the Deposited Kensington Shares:
(i)	such deposited certificate(s) must be endorsed, or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and
(ii)	the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered holder(s) or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4 below.

4.	Guarantee of Signatures
     If this Letter of Transmittal is signed by a person other than the registered holder of the Deposited Kensington Shares or if the Shore Shares are to be issued to a person other than such registered holder(s) or sent to an address other than the address of the registered holders maintained by or on behalf of the Company, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to Valiant (except that no guarantee is required if the signature is that of an Eligible Institution).
     An “Eligible Institution” means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada and the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.
5.	Fiduciaries, Representatives and Corporations
     Where this Letter of Transmittal or any certificate, share transfer or power of attorney is executed on behalf of a corporation, partnership or association or by an agent, executor, administrator, trustee, guardian, attorney-in-fact or any other person acting in a fiduciary or representative capacity, this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. Shore or the Depositary may require additional evidence of authority or additional documentation.
6.	Substitute Form W-9
     Each shareholder of the Company who is a U.S. resident or citizen (a “U.S. Shareholder”) is required to provide Valiant with a correct Taxpayer Identification Number (“TIN”) on the Substitute Form W-9 which is provided in Block D, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Shareholder has been notified by the Internal Revenue Service that such shareholder is subject to backup withholding, such shareholder must cross out item 2 of the Substitute Form W-9, unless such shareholder has since been notified by the Internal Revenue Service that such shareholder is no longer subject to backup withholding. Failure to provide the information in the Substitute Form W-9 may subject a U.S. Shareholder to 28% (subject to adjustment) federal income tax withholding on any consideration due to such shareholder in connection with the Arrangement. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such shareholder should write “Applied For” in the space provided for the TIN in the Substitute Form W-9, and sign and date the Substitute Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Substitute Form W-9 and Valiant is not provided with a TIN within 60 days, Valiant may withhold 28% (subject to adjustment) of all consideration due to such shareholder in connection with the Arrangement until a TIN is provided to Valiant.
7.	Lost Certificates
     If a certificate representing Kensington Shares has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible, and forwarded, together with a letter describing the loss or destruction to Valiant. In addition, the registered Kensington Shareholder should immediately contact Computershare Investor Services Inc., the transfer agent of Kensington, so arrangements can be made to issue a replacement certificate upon the holder satisfying the requirements of Kensington relating to the replacement certificates. Computershare Investor Services Inc. will require written notice of the lost certificate.
8.	Miscellaneous

     Additional copies of the Letter of Transmittal may be obtained from Valiant at the office listed below. Any questions should be directed to Valiant Trust Company at 1-866-313-1872 or by e-mail to inquiries@valianttrust.com.

By Mail, Hand or Courier

Valiant Trust Company
310, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1
Attention: Reorganization Department
or
Valiant Trust Company
c/o BNY Trust Company of Canada
4 King Street West
Toronto, Ontario M5H 1B6
Attention: Reorganization Department

Toll Free Telephone:	1-866-313-1872
E-mail:	inquiries@valianttrust.com

Kensington Resources Ltd.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security

Holder Account Number

Form of Proxy – Special Meeting to be held on October 21, 2005

This Form of Proxy is solicited by and on behalf of Management.
Notes to Proxy
1.	Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).

2.	If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3.	This proxy should be signed in the exact manner as the name appears on the proxy.

4.	If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5.	The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.

6.	The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7.	This proxy confers discretionary authority in respect of amendments to matters identified in the notice of Meeting or other matters that may properly come before the Meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for holdings held in the name of a corporation or holdings being voted on behalf of another individual.
Voting by mail or by Internet, are the only methods by which a holder may appoint a person as proxyholder other than the Management nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined below to vote this proxy. Please have this proxy in hand when you call.

•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. 1-866-732-VOTE (8683)	• •	Go to the following web site: www.computershare.com/ca/proxy Proxy Instructions must be received by 9:00 am, Pacific Time, on October 19, 2005.
•	Proxy Instructions must be received by 9:00 am, Pacific Time, on October 19, 2005.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER		HOLDER ACCOUNT NUMBER		ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Proxies submitted must be received by 9:00 am, Pacific Time, on October 19, 2005.

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Appointment of Proxyholder The undersigned “Registered Securityholder(s)” of Kensington Resources Ltd. (the “Company”) hereby appoint(s): Robert A. McCallum, or failing him, James R. Rothwell,	OR	Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Special Meeting of Kensington Resources Ltd. to be held at the Crystal Ballroom B & C, Pan Pacific Vancouver Hotel, 300-999 Canada Place, Vancouver, B.C. on October 21, 2005 at 9:00 AM (Pacific Time) and at any adjournment thereof.

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against

1	To pass a special resolution approving the proposed Arrangement involving the Company, the Company’s securityholders and Shore Gold Inc. as more particularly described in the Information Circular, which resolution is attached as Appendix A to the Information Circular.

		For	Against

2	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolution.

Authorized Signature(s) – Sign Here – This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by management.

Date

■ 0 0 7 6 1 2	K R T Q	+

Form of Proxy for Holders of Options
SPECIAL MEETING OF HOLDERS OF COMMON SHARES,
OPTIONS, WARRANTS AND BROKER WARRANTS OF
KENSINGTON RESOURCES LTD.
TO BE HELD AT CRYSTAL BALLROOM B & C, PAN PACIFIC VANCOUVER HOTEL, 300 – 999 CANADA PLACE, VANCOUVER, BRITISH COLUMBIA ON FRIDAY, OCTOBER 21, 2005, AT 9:00 A.M. (VANCOUVER TIME)
The undersigned holder (the “Holder”) of options of Kensington Resources Ltd. (the “Company”) hereby appoints Robert McCallum, President, Chief Executive Officer and a Director of the Company, or failing this person, James Rothwell, a Director of the Company, or in the place of the foregoing,                                          (print name), as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the aforesaid special meeting of the Company (the “Meeting”) and at every adjournment thereof, to the same extent and with the same powers as if the undersigned were present at the said Meeting, or any adjournment thereof.
The undersigned hereby directs the proxyholder to vote the options of the Company recorded in the name of the undersigned as specified herein.
THIS PROXY MUST BE SIGNED AND DATED.
The undersigned hereby revokes any proxy previously given with respect to options of the Company to attend and vote at the Meeting.

SIGNATURE OF HOLDER:

PRINT NAME:

DATE SIGNED:

		For	Against

1.	To approve the Arrangement involving the Company, the Company’s securityholders and Shore Gold Inc.	☐	☐

2.	At the discretion of the proxyholder on any amendments or variations to the foregoing and on such other matters as may properly come before the meeting.

[ADDRESS]

INSTRUCTIONS FOR COMPLETION OF PROXY
1.	This Proxy is solicited by the Management of the Company.
2.	This form of proxy (“Instrument of Proxy”) must be signed by the Holder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.
3.	If this Instrument of Proxy is not dated in the space provided you hereby authorize the proxyholder to date this proxy seven calendar days after the date on which it was mailed to you by Computershare Investor Services Inc.
4.	If you are unable to attend the Meeting, but wish to be represented thereat, you have the right to appoint a person, who need not own securities of the Company, to attend and vote on your behalf. If you use this form of proxy, but wish to appoint some person other than those named herein as your proxy nominee, you must strike out their names and insert the name of that other person in the blank space provided. That person must then attend the Meeting in order to vote on your behalf.
5.	The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with your instructions on any poll on any resolution that may be called for and you specify a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If no choice is specified, your securities will be voted in favour of the resolution to approve the proposed plan of arrangement with Shore Gold Inc.
6.	Unless otherwise specified by you, the securities will be voted by the appointed proxyholder on any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.
7.	If you have submitted an Instrument of Proxy, you may still attend the Meeting and may vote in person. To do so, you must record your attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

To be represented at the Meeting, a proxy must be DEPOSITED at the office of
COMPUTERSHARE INVESTOR SERVICES INC.
by 12:00 noon (local time in Toronto) or 9:00 a.m. (local time in Vancouver) on October 19, 2005 or, if the Meeting has been adjourned or postponed, on the business day prior to the date to which the Meeting has been adjourned or postponed.
The mailing address of Computershare Investor Services Inc. is 100 University Avenue, 11th Floor, Toronto, Ontario, M5J 2Y1. Proxies may also be hand delivered to Computershare at the address given above or at 510 Burrard Street, Vancouver, British Columbia, V6C 3B9.

Kensington Resources Ltd.
9th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security

Holder Account Number

Intermediary

Voting Instruction Form (“VIF”) – Special Meeting to be held on October 21, 2005

NON-REGISTERED (BENEFICIAL) HOLDERS
1.	We are sending to you the enclosed proxy-related materials that relate to a Meeting of the holders of the series or class of securities that are held by the intermediary on your behalf. Unless you attend the Meeting and vote in person, your securities can be voted only by the Management, as proxy holder of the registered holder, in accordance with your instructions.
2.	We are prohibited from voting these securities on any of the matters acted upon at the Meeting unless we receive a signed VIF from you. In order for your securities to be voted at the Meeting it will be necessary for you to send us your signed VIF. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.
3.	You may appoint some other person who need not be a holder, to attend and act on your behalf at the Meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen appointee in the space provided (see reverse). If you wish to attend and vote at the Meeting in person, put your name in the ‘appointee’ section on the reverse of this form.
4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.
5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by the Management to you.
6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, this VIF will direct the voting of securities ‘for’ any matter to be acted upon at the Meeting.
7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit with respect to amendments or variations to matters identified in the Notice of Meeting or other matters as may properly come before the Meeting or any adjournment thereof.
8.	Securities legislation provides that you may request that a legal form of proxy, naming your or your designate, be issued and mailed to you. Should you wish a legal form of proxy please write to Computershare at the above address. The legal proxy will be mailed to you at the address on record. Please submit the legal proxy in accordance with the requirements set out in the proxy circular. This is subject to cut-off times as outlined. You or the designate named in the legal proxy must attend the Meeting for your vote to be counted.
9.	Your voting instructions will be recorded on receipt of the VIF and a legal form of proxy will be submitted on your behalf.
10.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.
11.	If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.
12.	This VIF should be read in conjunction with the accompanying Information Circular.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!
Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined below to vote this VIF. Have this VIF in hand if you call.

•	Call the toll free number listed BELOW from a touch tone telephone. There is NO CHARGE for this call. 1-866-734-VOTE (8683)	• •	Go to the following web site: www.investorvote.com Voting Instructions must be received by 9:00 am, Pacific Time, on October 19, 2005.
•	Voting Instructions must be received by 9:00 am, Pacific Time, on October 19, 2005.
To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER, HOLDER ACCOUNT NUMBER and ACCESS NUMBER listed below.

CONTROL NUMBER		HOLDER ACCOUNT NUMBER		ACCESS NUMBER

If you vote by telephone or the Internet, DO NOT mail back this VIF.

VIFs should be received by 9:00 am, Pacific Time, on October 19, 2005. Please refer to the Information Circular for further information.

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Appointee(s) Management Appointees are: Robert A. McCallum, or failing him, James R. Rothwell,	OR	Print the name of the person you are appointing if this person is someone other than the Management Appointee(s).

Resolutions

Management recommends a vote FOR the following resolutions. Please read the resolutions in full in the accompanying Information Circular.

		For	Against

1	To pass a special resolution approving the proposed Arrangement involving the Company, the Company’s securityholders and Shore Gold Inc. as more particularly described in the Information Circular, which resolution is attached as Appendix A to the Information Circular.

		For	Against

2	To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolution.

Signature(s)/Authorized Officer(s) – Sign Here – This section must be completed for your instructions to be executed.

If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.

Date

■ 0 0 7 6 1 1	K R T Q	+

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
KENSINGTON RESOURCES LTD.
(Registrant)

September 27, 2005	By: /s/ Robert A. McCallum

Date `	Robert A. McCallum President, CEO and Director